Form 20-F
period 1999-12-31
EL SITIO INC
filed 2000-05-02
CIK 1094560

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F
(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

FOR THE TRANSITION PERIOD FROM
--------------- TO
--------------- .

Commission file number 34-28367

                                 EL SITIO, INC.
             (Exact name of Registrant as specified in its charter)

                                 THE SITE, INC.
                (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
                (Jurisdiction of incorporation or organization)

                                 EL SITIO, INC.
                         AVENIDA INGENIERO HUERGO 1167
                        C1107AOL BUENOS AIRES, ARGENTINA
                              (011) 5411-4339-3700
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered pursuant to Section 12(b) of the Act:

               TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH REGISTERED
               -------------------                       -----------------------------------------
                  Common Shares                                   Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the
Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                             40,157,338 Common Shares
                                             1,111,111 Series B Convertible
                                             Preferred Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                            [X]  Yes     [ ]  No

     Indicate by check mark which financial statement item the registrant has elected to follow.

                                                         [ ] Item 17 [X] Item 18

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    1
PART I
  Item 1.  Identity of Directors, Senior Management and
     Advisors...............................................    2
  Item 2.  Offer Statistics and Expected Timetable..........    2
  Item 3.  Key Information..................................    3
  Item 4.  Information on the Company.......................   16
  Item 5.  Operating and Financial Review and Prospects.....   30
  Item 6.  Directors, Senior Management and Employees.......   41
  Item 7.  Major Shareholders and Related Party
     Transactions...........................................   48
  Item 8.  Financial Information............................   52
  Item 9.  The Offer and Listing............................   52
  Item 10. Additional Information...........................   52
  Item 11. Quantitative and Qualitative Disclosures about
     Market Risk............................................   59
  Item 12. Description of Securities Other than Equity
     Securities.............................................   59
PART II
  Item 13. Defaults, Dividend Arrearages and
     Delinquencies..........................................   60
  Item 14. Material Modifications to the Rights of Security
     Holders and Use of Proceeds............................   60
  Item 15. [Reserved].......................................   60
  Item 16. [Reserved].......................................   60
  Item 17. Financial Statements.............................   60
PART III
  Item 18. Financial Statements.............................   61
  Item 19. Exhibits.........................................   61

                                  INTRODUCTION

     This annual report on Form 20-F for the year ended December 31, 1999 constitutes our initial annual report on Form 20-F as filed with the U.S. Securities and Exchange Commission. This annual report on Form 20-F also comprises part of our annual report to shareholders and includes our audited consolidated financial statements as at December 31, 1998 and 1999 and for the years ended December 31, 1997 (from inception), 1998 and 1999.

     We completed the initial public offering of our common shares in December 1999. We also listed our common shares on the Nasdaq National Market under the symbol "LCTO" in that month.

     We were incorporated as a British Virgin Islands international business company in July 1997. Our principal executive offices are located at Avenida Ingeniero Huergo 1167, C1107AOL, Buenos Aires, Argentina, and our telephone number is 011-5411-4339-3700.

     El Sitio, O Site and the medallion design are trademarks and service marks of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. "Key
Information -- Risk Factors", Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, proposed acquisitions, plans for entering into strategic relationships and joint ventures, and other expectations, intentions and plans contained in this annual report that are not historical fact.

     When used in this annual report, the words "expects", "anticipates", "intends", "plans", "may", "believes", "seeks", "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the Internet marketplace. In light of the many risks and uncertainties surrounding our marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following financial data should be read in conjunction with the consolidated financial statements and Item 5. "Operating and Financial Review and Prospects". The selected balance sheet data at December 31, 1997, 1998 and 1999 and the selected statement of operations data for the period from July 16, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and December 31, 1999 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We prepare our financial statements in U.S. dollars in accordance with generally accepted accounting principles in the United States, which is commonly called "U.S. GAAP".

                                                                      YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------
                                                             1997             1998              1999
                                                         ------------    --------------    ---------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...........................................    $    267        $      780        $     6,861
Costs and expenses:
  Product, content and technology......................         221             1,556              8,074
  Marketing and sales..................................         142               674             20,554
  Corporate, general and administrative................         727             1,940              8,439
  Depreciation and amortization........................          81               107              2,100
  Share-based compensation.............................          --                --              2,042
                                                           --------        ----------        -----------
          Total costs and expenses.....................       1,171             4,277             41,209
                                                           --------        ----------        -----------
Operating loss.........................................        (904)           (3,497)           (34,348)
Total other income (expense)...........................        (110)              (20)               765
Net loss attributable to common shareholders...........      (1,014)           (3,517)            (2,744)
Basic and diluted net loss per common share............      (10.14)            (1.15)             (2.66)
Shares used in computing basic and diluted loss per
  common share.........................................     100,000         3,050,000         13,681,306
PRO FORMA STATEMENT OF OPERATIONS DATA*:
Net revenues...........................................                        15,156             15,863
Operating loss.........................................                        (7,689)           (38,108)
Net loss attributable to common shareholders...........                        (7,709)           (40,087)

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    ------    --------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    89    $  246    $160,029
Working capital (deficit)...................................   (1,146)      (42)    154,357
Total assets................................................      396     1,481     201,920
Total liabilities...........................................    1,360       712      19,281
Class B convertible shares..................................       --        --       8,967
Total shareholders' equity (deficit)........................     (964)      769     173,672

---------------
* To reflect acquisitions on October 7, 1999 and November 5, 1999, respectively, of retail dial-up subscribers in Brazil and Argentina from IMPSAT Fiber Networks, Inc. (as if such acquisitions had occurred at beginning of periods) and to include the effect of amortization of acquired subscribers based on a three-year period. See Item 4. "Information on the Company -- Our Network".

RISK FACTORS

     An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

RISKS RELATED TO OUR COMPANY

WE HAVE ONLY BEEN IN BUSINESS FOR A SHORT PERIOD OF TIME, SO YOUR BASIS FOR EVALUATING OUR COMPANY IS LIMITED.

     We have a limited operating and financial history upon which investors can base evaluation of an investment in our common shares. We are subject to the risks, uncertainties and problems frequently encountered by companies in early stages of operations, particularly companies in new and rapidly developing markets, such as the Internet industry. These risks, uncertainties and problems include, among others, the following:

     - any inability to maintain and increase levels of traffic on our Websites;

     - any failure to continue to develop and extend the El Sitio (in Brazil, O
       Site) brand;

     - any inability to meet minimum guaranteed impressions under our advertising agreements;

     - any failure to anticipate and adapt to developing markets;

     - any inability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

     - any failure of our network to handle efficiently our Web traffic;

     - any inability to generate significant revenues from e-commerce;

     - any failure to manage rapidly expanding operations;

     - any failure to integrate newly-acquired assets or businesses into our operations; and

     - the level of use of the Internet and online services and consumer acceptance of the Internet and other online services.

     We cannot assure you that we will be successful or that we will be able to compete effectively and achieve market acceptance or otherwise address the risk factors disclosed in this annual report.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR INCREASING LOSSES IN THE NEXT SEVERAL YEARS.

     We have not achieved profitability to date, and we anticipate that we will incur substantial and increasing losses through 2002. Our business plan contemplates that we will first become profitable in 2003 -- at the earliest. Until that year, we will continue to incur losses and negative cash flow as we fund operating and capital expenditures in areas such as content and service development, marketing and brand promotion, development of our e-commerce platform, additional personnel and network infrastructure. The extent of these losses will depend, in part, on the amount of growth in our revenues. We cannot assure you that our losses will not further increase in the future or that we will ever achieve or sustain profitability.

WE MAY FAIL TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY.

     Our business strategy relies upon the creation of high quality content for our Website for each country in which we operate. Our strategy assumes that users will be attracted to the content and community features on our Websites, which will, in turn, allow us to sell advertising, connectivity services and e-commerce products and services directed to those users. Our strategy remains unproven and may not be successful, and, if not successful, we may not be able to modify it in a timely and successful manner in the rapidly evolving Internet industry. In addition, we could fail to develop strategies to capitalize on opportunities in new and unproven areas.

WE WILL NOT BECOME PROFITABLE IF WE DO NOT ATTRACT A SUBSTANTIAL NUMBER OF USERS AND ADVERTISERS.

     We must continually enhance and improve our Website content and services to attract, and to meet the expectations of, our users and advertisers. If other Internet companies present more desirable content, features or functionality, our user traffic could be adversely affected. We cannot assure you that we can successfully identify new service opportunities and develop and bring new services and products to market in a cost-efficient and timely manner. Any failure to develop and introduce new services and service enhancements that are compatible with industry standards and satisfy customer requirements would have a material adverse effect on our company.

WE MUST DEVELOP OUR BRAND AND GENERATE INCREASED ADVERTISING AND OTHER REVENUES IN ORDER TO CREATE A VIABLE BUSINESS.

     We must continue to establish and develop our El Sitio (in Brazil, O Site) brand. Brand loyalty is critical to our ability to expand our user base and our advertising, connectivity services and e-commerce revenues. We believe that the importance of brand recognition will increase as the number of Spanish- and Portuguese-language Websites targeting Latin America and the U.S. Spanish-speaking market increases. We intend to devote considerable resources for marketing campaigns, both online and in traditional media, to promote our brand. If our marketing efforts are unsuccessful, we may fail to establish El Sitio and O Site as leading brands in our markets. We cannot assure you that our brand building initiatives and expenditures for this purpose will prove effective.

     Our success in promoting and enhancing our brand will also depend on our ability to provide high quality content, features and functionality. If we fail to promote successfully our brand, or if users or advertisers do not perceive our services to be of high quality, the value of our brand could be diminished, which would have a material adverse effect on our company.

OUR GROWTH AND EXPANSION MAY STRAIN OUR ABILITY TO MANAGE OUR OPERATIONS AND OUR FINANCIAL RESOURCES.

     We are undergoing rapid growth and plan to continue to grow rapidly, both in existing markets and by means of expansion into new geographic markets. Rapid growth places significant strain on our network infrastructure, our managerial, technical and editorial personnel, and our financial and other resources. To support growth, we must implement new or upgraded operating and financial systems, procedures and controls for our existing operations in the countries in which we now operate or into which we may expand. Any failure to expand and integrate these areas in an efficient manner could have a material adverse effect on our company.

     We have acquired the retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil and Argentina and, in April 2000, in Colombia. Prior to these acquisitions, our company had no experience in operating a connectivity services business. Any failure to integrate these acquisitions or to preserve and develop the acquired connectivity customer base could have an adverse effect on our company. See Item 5. "Operating and Financial Review and
Prospects -- Introduction to Results of Operations".

     In early March 2000, we entered into a definitive agreement to acquire DeCompras.com, Inc., an e-commerce company that targets Mexico and Mexican-Americans located in the United States. See Item 4. "Information on the Company -- E-Commerce". We expect to complete the DeCompras.com acquisition in the second quarter of 2000. We cannot assure you, however, that we will consummate this acquisition during this time period -- if at all. Our company has had limited experience in operating an e-commerce business. In addition, any failure to integrate the DeCompras.com acquisition could have an adverse effect on our company.

     Our ability to achieve and to manage planned growth will depend upon, among other factors, our success in:

     - hiring and retaining qualified management, technical and marketing personnel;

     - maintaining the high levels of customer service required to retain users while undertaking expansion;

     - expanding our network infrastructure to service a growing user base; and

     - integrating acquired assets or businesses into our company.

If we fail to achieve and manage growth, our company, as well as the market price of our common shares, could be adversely affected.

WE MUST INCREASE OUR ADVERTISING AND OTHER REVENUES IN CASH IN ORDER TO EXPAND OUR BUSINESS.

     As a network of Websites, our business model is predicated, in part, upon our ability to increase significantly our advertising revenues from multinational and local advertisers. Although we will derive subscriber-based revenues from our acquisitions of the retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil, Argentina and Colombia, our branded connectivity services are complementary to the development of communities of users. Our growth of advertising revenues will depend, among other factors, on:

     - the level of acceptance that Internet advertising achieves in Latin America and the growth of the aggregate amount spent on Internet advertising in our markets;

     - the market recognition and prestige of our brand and trademarks;

     - the attractiveness of our advertising pricing schedules;

     - the effectiveness of our advertising sales personnel in each of our markets; and

     - our ability to generate and continue to grow a large community of loyal users in our markets.

We are not dependent on any single major advertiser. However, the loss of major advertisers could have a material adverse effect on our company.

     We have received a significant portion of our historical net revenues from reciprocal services arrangements, pursuant to which we exchange advertising space on our network for advertising space on television and radio or for telecommunications services, in lieu of cash payments. In 1999, we derived advertising revenues valued at approximately $1.3 million, or 20% of our total net revenues for that year, from these non-cash reciprocal services arrangements. In 1998, we derived approximately $180,000, or 23% of our total net revenues, from these arrangements. We expect that non-cash revenues from reciprocal services arrangements will continue to account for a significant, though decreasing, portion of our revenues in the foreseeable future.

     Our business model is also predicated upon a substantial growth in revenues, particularly in the form of cash, from e-commerce. We believe our pending acquisition of DeCompras.com will represent an important initial step in the implementation of our e-commerce strategy. Although we believe that this acquisition and other e-commerce initiatives on our part will, in the long term, represent an important source of revenues for our company, we cannot assure you that we will achieve any significant growth in e-commerce revenues or that e-commerce activities will enhance the overall financial performance of our company.

WE MUST MAINTAIN ACCESS TO QUALITY CONTENT PROVIDED BY THIRD PARTIES IN ORDER TO DEVELOP OUR USER AND SUBSCRIBER BASE.

     Although we seek to produce or edit a substantial portion of the content for our Websites, we continue to rely upon third parties, such as Reuters, Agence France Presse and The Weather Channel, to provide global content to complement our own content and thus make our Websites more attractive to users and, by extension, advertisers. Most of our arrangements with third-party providers of content are not exclusive, are short-term and may be terminated at the discretion of the other party. Any termination of a substantial number of these content-related arrangements could have an adverse effect on our company.

OUR BUSINESS DEPENDS UPON STABLE RELATIONSHIPS WITH KEY SUPPLIERS.

     We have no long-term contracts with our suppliers. We are dependent on third-party suppliers for our leased-line connections and bandwidth. Some of these suppliers are or may become competitors of our company, and they are not subject to any contractual restrictions upon their ability to compete with us. If these suppliers change their pricing structures, we may be adversely affected. In addition, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect our company.

     In connection with our acquisitions of retail dial-up access customers from IMPSAT Fiber Networks, Inc., we did not acquire the telecommunications infrastructure to provide these services and will instead outsource that infrastructure from third-party providers -- initially, under one-year services agreements, which are renewable on an annual basis, with subsidiaries of IMPSAT Fiber Networks, Inc. These agreements provide us with the telecommunications infrastructure for our dial-up access customers but do not restrict IMPSAT Fiber Networks, Inc. from competing directly with us or providing better rates to other dial-up access providers. These agreements, however, permit us to terminate the agreements for any reason, and without any penalty, by giving 30 days' notice. If IMPSAT Fiber Networks, Inc. competes directly with us, charges us above-market rates for telecommunications infrastructure or offers cut-rate telecommunications infrastructure to our competitors in the retail dial-up access business, our business could be adversely affected.

     As we enter the e-commerce business at a meaningful level, we will need to maintain and develop relationships with suppliers and establish satisfactory product and service procurement and order fulfillment systems. We will also need to manage inventory levels on an effective basis. Among other things, if customer demand for products held in inventory falls short of expectations, we could be required to take significant inventory markdowns. Any failure to address these and other requirements could prevent us from creating a successful e-commerce business and could have a material adverse effect on our company.

WE MUST FURTHER DEVELOP STRATEGIC RELATIONSHIPS TO STRENGTHEN OUR COMPETITIVE POSITION.

     We continue to seek to establish strategic relationships with leading content providers, dial-up access providers, e-commerce partners, and technology and infrastructure providers. To date, many of our key strategic relationships have been with our shareholders and their affiliates. See Item 4. "Introduction on the Company -- Business and Strategic Relationships". We will depend, in part, upon strategic relationships to help to further develop our business. Our future growth will depend upon maintaining our existing strategic relationships as well as our ability to establish new relationships.

WE COULD EXPERIENCE CAPACITY CONSTRAINTS AND UNEXPECTED SYSTEM INTERRUPTIONS, WHICH COULD IMPEDE THE DEVELOPMENT OF OUR BUSINESS.

     We continue to seek to increase substantially the number of pages of information transmitted over our network, commonly referred to as "page views". As a result, our network must accommodate a high volume of traffic, often at unexpected times. We have, to date, experienced limited capacity constraints in terms of our ability to serve our increasing user volumes. However, we cannot assure you that our network will not suffer from interruptions. Any break in the continuous operations of our network could have a material adverse effect on our company.

     We make our Websites available using servers located at the server farm facilities of Exodus Communications in New Jersey, IMPSAT Brazil in Sao Paulo and IMPSAT Fiber Networks, Inc. in Miami, Florida. See Item 4. "Information on the Company -- Technology". Any failure by Exodus

Communications, IMPSAT Brazil or IMPSAT Fiber Networks, Inc. to protect our systems against damage from fire, weather, power loss, telecommunications failure, break-ins or other events could have a material adverse effect on our company.

     We may also, from time to time, experience interruptions due to hardware failures, unsolicited bulk e-mail and operating system failures. Because our revenues depend on the level of traffic on our Websites and positive user experiences with our network, we will be adversely affected if we experience frequent or long system delays or interruptions. Any failure on our part to minimize or prevent capacity constraints or system interruptions could have an adverse effect on our company.

WE MAY HAVE DIFFICULTY IN OBTAINING THE ADDITIONAL FINANCING REQUIRED TO DEVELOP OUR BUSINESS.

     As a company in an early stage of operations, and in order to develop and expand our business, we anticipate that we will require substantial additional equity and debt financing in future periods. Our ability to obtain required additional financing on satisfactory terms will be subject to a number of factors, including, without limitation, the following:

     - the stage of operations of our company;

     - our actual or anticipated results of operations, financial condition and cash flow;

     - investor sentiment towards companies conducting business in Latin America; and

     - generally prevailing market conditions.

     If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders will be reduced, and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common shares. If additional funds are raised through the issuance of debt securities, these securities would have some rights, preferences and privileges senior to those of the holders of our common shares, and the terms of this debt could impose restrictions on our operations and result in significant interest expense to us.

     In the event that we are unable to raise sufficient financing on satisfactory terms and conditions in the future, our company would be adversely affected.

WE MUST RETAIN KEY MANAGERS AND REQUIRE ADDITIONAL QUALIFIED PERSONNEL TO DEVELOP OUR BUSINESS IN AN INDUSTRY IN WHICH IT IS DIFFICULT TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

     Our future performance depends, in large part, on the continued service of our senior management, including, in particular, Roberto Vivo-Chaneton, co-founder and chairman of our company, and Roberto Cibrian-Campoy, co-founder, president and chief executive officer of our company. The loss, for any reason, of the services of these individuals could have a material adverse effect on our company.

     The growth and development of our business also requires the hiring and retention of highly qualified personnel in each market. We cannot assure you that we will be able to retain our key personnel or to attract and retain such additional highly qualified personnel in the future. Any inability to attract and retain the personnel necessary to support the growth of our business could have an adverse effect on our company.

WE ARE CONTROLLED BY A SMALL GROUP OF EXISTING SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS.

     Our directors and officers and their respective affiliates beneficially own, in the aggregate, a significant majority of our issued and outstanding share capital. See Item 7. "Major Shareholders and Related Party Transactions". As a result, these shareholders will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and approval of mergers, acquisitions and other significant corporate transactions. There may be circumstances in which interests of these shareholders may conflict with the interests of the other shareholders in our company.

     Commercial and other transactions between our company, on the one hand, and our directors, officers and controlling shareholders and their affiliates, on the other, create the potential for, or could result in, conflicting interests. These relationships may give rise to conflicts of interest from time to time relating to contracts, corporate opportunities and use of directors' time and expertise. See Item 7. "Major Shareholders and Related Party Transactions". We intend to enter into all related party transactions on an arm's length basis (measured against terms that would be offered by an unaffiliated third party). We cannot assure you, however, that all of these future transactions will be free of conflicting interests.

WE MUST PRESERVE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH ARE ESSENTIAL TO THE DEVELOPMENT OF OUR BUSINESS.

     We consider our El Sitio, O Site and medallion design trademarks and service marks to be important to our success. We are pursuing the registration of our core marks in the United States and in key countries of Latin America, as well as in Spain and Portugal. If we are unable to obtain a registration in a particular country, we would have trademark or service mark rights to the extent that we use the mark and common law rights apply, but the rights would not be as strong as if they were registered.

     Any usage of trademarks or service marks by other parties that are similar to our core marks could hinder our ability to build a unique brand identity and may possibly lead to trademark disputes, in that we may be sued for trademark infringement in court or we may have the validity of our applications and/or registrations challenged at government agencies. Any judgment against us in an intellectual property-based proceeding could result in the loss of our ability to use one or more of our marks, as well as the imposition of monetary damages. If we lose the right to use a trademark or service mark, we may be forced to adopt a new mark, which would result in the loss of substantial resources and brand identity. In any event, whether successful or not, litigating a trademark dispute would result in the expenditure of monetary resources and the diversion of executives' time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on our company.

     We also depend upon technology licensed from third parties for chat, homepage creation, search and auction capabilities and related Web services. Any dispute with the licensor of a particular technology may result in our inability to continue to use that technology. In addition, we cannot be certain that our technology, products, business methods or services do not or will not infringe valid patents or other intellectual property rights held by third parties. If a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending our company against third-party infringement claims, regardless of the merit of those claims. Successful infringement claims against us could result in substantial monetary liability and/or being prevented by a court from conducting all or a part of our business that falls within the scope of the asserted patent, leading to substantial expenditures to redesign and/or license technology.

OUR RESULTS OF OPERATIONS MAY FLUCTUATE DUE TO SEASONALITY.

     The level of use of our network may be seasonal in nature. Internet usage in Latin America may be lower during the first calendar quarter of the year because:

     - it includes the summer months in much of Latin America;

     - affluent segments of the population tend to take extended vacations during these months; and

     - schools and universities are generally closed.

     Our advertising revenues may also be subject to seasonal fluctuations. Advertisers in traditional media tend to spend less in the first and second calendar quarters.

     We also anticipate that our e-commerce operations will experience seasonality, reflecting a combination of traditional retail seasonality patterns (in which sales in the fourth quarter of each year are higher because of the holiday season) as well as the above-mentioned seasonal fluctuations in Internet usage.

     We believe that seasonality will affect our financial performance on an ongoing basis.

THE MULTI-COUNTRY NATURE OF OUR BUSINESS EXPOSES US TO ADDITIONAL
INTERNATIONAL-BASED RISKS.

     We are subject to a broad range of risks inherent in businesses with operations in multiple countries, including, among others, the following:

     - unexpected changes in laws and governmental regulations;

     - difficulties and costs of staffing and managing international operations;

     - potentially adverse tax consequences;

     - uncertain protection for intellectual property rights;

     - trade barriers for products and services which may be sold over our network;

     - difficulties in maintaining and upgrading our systems;

     - export restrictions and controls;

     - currency fluctuation and exchange risks; and

     - economic, political and other conditions in the countries in which we currently, or may seek to, conduct business.

Any of these factors, many of which are outside our control, could have a material adverse effect on our company.

RISKS RELATED TO OUR INDUSTRY

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET AND FACE COMPETITION FROM MORE DEVELOPED COMPANIES WITH GREATER RESOURCES.

     Many companies already provide Website and online destinations targeted to Spanish- and Portuguese-speaking audiences in Latin America, the United States and elsewhere. Competition for users and advertisers and business partners is intense and is expected to increase significantly in the future, particularly because there are no substantial barriers to entry in our industry.

     We face competition on both country and regional levels. Our primary competitors include, among others, StarMedia and Terra Networks (in most of Latin America, the United States and the Iberian peninsula), Quepasa.com and Yupi (in the United States), Clarin Digital (in Argentina) and Universo Online (in Brazil). We also face competition from Spanish- and/or Portuguese-language versions of services, such as Yahoo!, America Online and T1MSN. Our competitors may develop content that is better than ours or that achieves greater market acceptance. New competitors also may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition and significantly greater financial, marketing, technical and other resources than our company. Any significant loss of users to our competitors could have a material adverse effect on our company.

     As a result of our acquisitions of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil, Argentina and Colombia, we have recently entered the connectivity services market, which is extremely competitive and is characterized by rapidly changing technology and evolving standards. As a result of these acquisitions, we will be amortizing an intangible asset relating to our customer base in subsequent periods. To the extent that we fail to retain this customer base, this intangible asset could be deemed to be impaired, in which case we could sustain substantially increased losses or, in later years, reduced profits. We also do not own telecommunications assets and will, therefore, depend upon telecommunications providers to carry our Internet traffic. Increased competition could require us to lower our prices, increase our selling and marketing expenses, and raise subscriber acquisition costs.

     Various cable and telephone companies have made announcements regarding the planned deployment of broadband services for high-speed Internet access. These services would include new technologies, such as cable modems, wireless communications and digital subscriber line, commonly known as DSL. These new technologies permitting faster connectivity may make our newly-acquired retail dial-up access businesses obsolete. We may not be able to retain our subscribers or, if we do, we may not be able to offset the effect of increased costs through an increase in subscribers, subscriber revenues or revenues from other sources.

     Recently, free Internet access services have been introduced in most of our markets, and some Internet access providers are now offering subsidized or free personal computers to their subscribers. If these trends accelerate, subscribers will have cost-effective alternatives to our service, and they may have more than one Internet account or may switch to another dial-up access provider in their country if they are unable to gain access to our service. As a result, usage of our services by subscribers may decrease; our customer turnover, which is known as "churn", could increase; and we may be compelled to reduce our prices further, all of which could have a material adverse effect on our company.

     We also expect that the e-commerce market will be extremely competitive. We will compete with a substantial number of other companies, including the following:

     - traditional retailers, including retailers which are in the process of developing online ("click-and-mortar") capabilities;

     - local and international e-commerce companies;

     - Internet portals, including some of our existing competitors which view e-commerce as an integral part of their long-term business strategies; and

     - suppliers of products and services which primarily sell products and services to other merchants, but which could in the future seek to make sales directly to consumers and businesses.

Many of these existing or potential e-commerce competitors may have greater financial, marketing, technical and other resources, greater brand recognition and customer awareness, more extensive retailing experience and longer-standing relationships with suppliers than our company.

WE WILL BE ADVERSELY AFFECTED IF THE INTERNET DOES NOT BECOME WIDELY ACCEPTED AS A MEDIUM FOR ADVERTISING AND E-COMMERCE.

     Advertising revenues will continue to be a major component of our total revenues. In order for us to generate advertising revenues, advertisers and advertising agencies must direct a portion of their advertising budgets to the Internet and, specifically, to our network. Many of our current or potential advertisers have limited experience using the Internet to advertise or to sell their products and services and have not devoted a significant portion of their budgets to Internet-based advertising. Advertisers that have invested substantial resources in other media forms may be reluctant to adopt a new method that may limit or compete with their existing efforts. These businesses may find Internet advertising to be less effective for promoting and selling their products and services than is traditional print and broadcast media. We will be adversely affected if Internet advertising fails to develop or develops slowly in Latin America.

     Our future revenues and profitability will also depend on the acceptance and use of the Internet in Latin America as an effective medium of commerce. E-commerce is a recent phenomenon in these regions, and a sufficiently broad base of online customers may not adopt or continue to engage in e-commerce. We necessarily will rely on consumers and businesses that have historically used traditional means of commerce to purchase products and services. Our future success will depend on these customers accepting and using e-commerce as a new method for conducting business and exchanging information.

CHANGES IN THE LEGAL AND REGULATORY ENVIRONMENT FOR OUR INDUSTRY COULD INCREASE OUR COSTS AND LENGTHEN THE PERIOD FOR US TO BECOME PROFITABLE.

     Government regulation has not materially restricted use of the Internet in our markets to date. However, the legal and regulatory environment pertaining to the Internet remains relatively undeveloped and may change. New laws and regulations could be adopted, and existing laws and regulations could be applied to the Internet and, in particular, to e-commerce. New and existing laws and regulations could cover issues, including, among others, the following:

     - sales and other taxes;

     - user privacy;

     - pricing controls;

     - characteristics and quality of products and services;

     - consumer protection;

     - cross-border commerce;

     - libel and defamation;

     - copyright, trademark and patent infringement; and

     - other claims based on the nature and content of Internet materials.

Changes in government regulation in any of the countries in which we operate could increase our costs and prevent us from delivering our services and products over the Internet. It could also slow the growth of the Internet, which could, in turn, delay growth in demand for our network and adversely affect our company.

WE MAY BECOME SUBJECT TO LEGAL LIABILITY BASED ON THE CONTENT PROVIDED THROUGH, AND THE PRODUCTS AND SERVICES SOLD OVER, OUR NETWORK.

     The laws in the United States and in Latin American countries relating to the liability of online content and service providers, such as our company, for activities of their users remains unsettled. Claims have been made against other Internet companies for defamation, negligence, copyright or trademark infringement, obscenity or other grounds based on the nature and content of information that was posted online by these providers or their visitors. We could become subject to similar claims. It is also possible that, if information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Finally, we could face personal injury or other product liability claims arising from the use of products or services sold through our Websites.

     We offer e-mail services, which expose us to potential liabilities or claims resulting from:

     - unsolicited e-mail;

     - lost or misdirected messages;

     - illegal or fraudulent use of e-mail; or

     - interruptions or delays in e-mail service.

Investigating and defending these claims may involve substantial expenses, even if they do not result in liability.

     Although we carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our company.

WE WILL BE ADVERSELY AFFECTED IF WE FAIL TO RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE.

     The Internet industry is characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements, and changing consumer demands. Our future success will depend on our ongoing ability to improve the performance, features and reliability of our Internet services and products in response to competitive product, feature and service offerings and the evolving demands of the marketplace. New services, products and technologies may be superior to the services and technologies that we use, and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our services, products or technologies.

OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

     Internet usage could decline if any well-publicized compromise of security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. In August 1999, the Microsoft Windows NT operating system employed by our servers was subject to a disruption, which may have been caused by either unusually heavy traffic on our network or a hacking attack. This disruption, which occurred intermittently over a two-day period, caused a significant reduction in the speed at which our servers could transmit data, resulting in delays for our users in accessing our Websites and features on our Websites. To address this particular situation, we implemented a number of general security measures, including migrating our operating system to a Unix platform that we consider more stable and hiring an Internet security company. We cannot assure you that these measures will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

DATA REGARDING USAGE OF, AND GROWTH PROSPECTS FOR, THE INTERNET MAY NOT BE ACCURATE.

     The general market and similar data in this annual report relating to the Internet industry in Latin America and the United States, including with respect to projected increases in users of, and advertising and e-commerce on, the Internet, have been based upon information published by or obtained from independent market research firms, in each case, except as otherwise indicated. These research firms include, among others, International Data Corporation and Forrester Research. The market forecasts by these firms are based to a large extent upon assumptions, including assumptions about the growing acceptance of the Internet as a medium for commercial activity and continuing advances in computing and telecommunications technology. We cannot assure you that these assumptions will prove to be correct or, even if they do, that the forecasts will prove to be accurate.

RISKS RELATED TO LATIN AMERICA

OUR FUTURE SUCCESS DEPENDS UPON SUBSTANTIAL GROWTH IN USE OF THE INTERNET IN LATIN AMERICA.

     The timing and the degree of our future success will depend on the continued growth of the market for online services and products in Latin America. The market in the region for our services has only recently begun to develop and is evolving. The commercial potential for the Internet in Latin America also remains uncertain. Major issues concerning the use of the Internet, such as security, intellectual property rights, reliability, cost, ease of deployment and administration, and quality of service, remain largely unresolved and may adversely affect our growth and market acceptance.

     Each country in Latin America has its own telephone rate tariff regime which, if too costly, may make consumers less likely to sign up for and access the Internet. As a result of broad privatization and deregulation of the telecommunications industry in Latin America and increased competition, tariffs have been reduced recently in some countries. However, we cannot assure you that this trend will continue. Unfavorable tariff developments could have a material adverse effect on our company.

E-COMMERCE TRANSACTIONS IN LATIN AMERICA CONTINUE TO BE IMPEDED BY THE LACK OF SECURE PAYMENT METHODS, HIGH CUSTOMS DUTIES AND UNRELIABLE PARCEL DELIVERY SYSTEMS.

     Unlike in the United States, consumers and merchants in Latin America can be held fully liable for credit card and other losses due to third-party fraud. As secure methods of payment for e-commerce transactions have not been widely adopted in Latin America, both consumers and merchants generally have a relatively low confidence level in the integrity of e-commerce transactions. In addition, many banks and other financial institutions have generally been reluctant to give merchants the right to process online transactions due to these concerns about credit card fraud. Unless consumer fraud laws in Latin American countries are modified to protect e-commerce merchants and consumers, and until secure, integrated online payment processing methods are fully implemented across the region, our ability to generate revenues from e-commerce may be limited, which could have a material adverse effect on our company.

     Heavy customs duties and taxes are imposed on deliveries of international parcels in many countries in Latin America. Many countries also do not have systems in place to ensure speedy and reliable delivery of parcels once they have cleared customs. These problems may deter many merchants and consumers from engaging in e-commerce transactions. For example, merchants who are familiar with these barriers to the development of e-commerce may not seek to advertise or sell their products and services until these problems are addressed. If governmental authorities in Latin American countries fail to deregulate customs duties, or if deregulation occurs slowly, our ability to generate meaningful revenues from e-commerce will be reduced, which could have a material adverse effect on our company.

ADVERSE LATIN AMERICAN POLITICAL AND ECONOMIC CONDITIONS COULD AFFECT OUR FINANCIAL PERFORMANCE.

     We currently operate in Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay. We are in the process of expanding into Venezuela and Spain later in 2000. In addition, we are considering expanding into other countries in Latin America. Our financial performance for our common shares may be affected generally by inflation, exchange rates and controls, price controls, interest rates, changes in governmental economic policy, taxation and other political, economic or other developments in or affecting the Latin American countries in which we operate.

LOCAL CURRENCIES USED IN THE CONDUCT OF OUR BUSINESS ARE SUBJECT TO DEPRECIATION AND VOLATILITY.

     Historically, the currencies of many countries in Latin America have experienced substantial depreciation and volatility, particularly against the U.S. dollar. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries which account or are expected to account for a significant portion of our operations.

     Our reporting currency is the U.S. dollar. However, customers of our connectivity services and some advertisers in Latin America may be billed in local currencies. In Brazil, for example, commercial billing is required to be in reais, the local currency. Our accounts receivable from these subscribers and advertisers will decline in value if the local currencies depreciate relative to the U.S. dollar. Similarly, any decline in the value of local currencies relative to the U.S. dollar is likely to reduce the U.S. dollar prices that we will be able to charge our advertisers. In addition, we may be subject to exchange control regulations which might restrict our ability to convert local currencies into U.S. dollars. Any imposition of exchange controls could adversely affect our company.

RISKS RELATED TO OUR COMMON SHARES

MARKET PRICES OF, AND TRADING VOLUMES IN, OUR COMMON SHARES MAY BE VOLATILE.

     We completed the initial public offering of our common shares in December 1999. We also listed our common shares on the Nasdaq National Market in the same month. Since December 10, 1999 (the date on which trading commenced on the Nasdaq National Market), a relatively active trading market for our common shares has developed. However, we cannot assure you that an active trading market will be sustained in future periods.

     The market price of our common shares may be significantly affected by, among others, the following factors:

     - our actual or anticipated results of operations;

     - new services or products offered, or new contracts entered into, by our company or our competitors;

     - changes in, or our failure to meet, securities analysts' expectations;

     - legislative and regulatory developments affecting the Internet industry;

     - developments in the Internet industry and technological innovations;

     - investor perceptions of investments relating to Latin America; and

     - general market conditions and other factors beyond our control.

     U.S. and non-U.S. stock markets have periodically experienced significant price and volume fluctuations that have especially affected the market prices of common shares of Internet companies. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our common shares.

OUR SHAREHOLDERS MAY FACE DIFFICULTIES IN PROTECTING THEIR INTERESTS BECAUSE WE ARE A BRITISH VIRGIN ISLANDS COMPANY.

     Corporate governance matters for our company are principally determined by our memorandum of association and articles of association, in each case, as amended, and the International Business Companies Act, 1984 (Cap. 291) of the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of directors, officers and controlling shareholders under British Virgin Islands law have not been extensively developed, particularly when compared with statutes and judicial precedents of most states and other jurisdictions in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state or other jurisdiction in the United States.

YOU MAY EXPERIENCE DIFFICULTY IN ENFORCING CIVIL LIABILITIES AGAINST OUR
COMPANY.

     We are a British Virgin Islands company, and a substantial portion of our assets is located outside of the United States. In addition, most of our directors and executive officers, as well as other persons controlling our company, reside or are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts predicated solely upon the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal or state securities laws. There is also doubt as to enforceability of judgments of this nature in several of the jurisdictions in which we operate and our assets are located.

ITEM 4.  INFORMATION ON THE COMPANY

OVERVIEW

     We are an Internet media company providing country-specific and global interactive content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. We currently have, in addition to a global Website, country-specific Websites for, and sales and content production offices in, Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay. We plan to establish sales offices in Venezuela and Spain later in 2000. We have begun to offer branded retail dial-up Internet access ("connectivity") services in Brazil and Argentina and, in April 2000, in Colombia. We are also undertaking initiatives to develop an e-commerce platform targeted to Spanish- and Portuguese-speaking audiences in Latin America and the United States -- most notably, our pending acquisition of DeCompras.com, Inc., an e-commerce company targeting Mexico and Mexican-Americans located in the United States.

     Our registered users (meaning users who have provided personal information such as name, e-mail address and address) grew from 100,000 persons at December 31, 1998 to 634,000 persons at December 31, 1999 and now exceed 1 million persons. The number of pages viewed by our users on a quarterly basis increased from 9 million in the fourth quarter of 1998 to 270 million in the fourth quarter of 1999. In March 1999, we also commenced measuring unique visitors (meaning the number of different individual users in a given period). The number of unique visitors has increased from 175,000 in the month of March 1999 to a monthly average of 2.7 million in the fourth quarter of 1999. We cannot predict whether the recent growth in registered users, pages viewed and unique visitors will continue.

     For information concerning the history and development of our company, see
Item 5. "Operating and Financial Review and Prospects -- Overview".

OUR MARKET OPPORTUNITY

     We believe a large and growing market consisting of Spanish- and Portuguese-speaking audiences exists in Latin America and the United States for content, e-commerce and connectivity services, and that this market presents us with a significant opportunity. Latin America had a total population of approximately 500 million people at December 31, 1999. At that date, the United States had a total Hispanic population of more than 31 million people. The Spanish- and Portuguese-speaking audiences in Latin America and the United States together represent one of the fastest growing user groups on the Web today.

     From our inception, our philosophy has been to "Think regional, be local." Consistent with this philosophy, we have launched a global Website and seven country-specific Websites and have opened offices in seven countries in Latin America and in the United States. We believe that the combination of country-specific Websites supported by in-country management, marketing, sales and content production personnel will enable us to implement the El Sitio vision of building the premier Internet destination network for Spanish- and Portuguese-speaking audiences in Latin America, the United States and, over the long-term, Spain and Portugal.

OUR STRATEGY

     To achieve our goal of becoming the leading Internet destination network for Spanish- and Portuguese-speaking audiences in Latin America and the United States, and to take advantage of our market opportunity, we continue to implement a strategy consisting of the following principal elements:

   --  BUILDING A MARKET-LEADING NETWORK

     Our strategy is driven by our views that, first, the countries in Latin America are diverse and, second, Internet users in Latin America are driven by interactive content in Spanish and Portuguese that fosters user loyalty. As a result, we seek to build a leading network by:

   > Further Developing Country-Specific and Global Interactive Content. From our inception, we have focused on developing quality country-specific and global interactive content. We also provide content to our viewers under agreements with well-known third-party content providers and vertical

     Internet portals. In addition, the community features on our Websites are designed to encourage our users to interact with us and other users and contribute content to our network. As a key part of our strategy, we continue to expand and enhance our proprietary, user-generated and third-party content. At December 31, 1999, we had 83 employees dedicated to content development in the seven countries in which we currently operate.

   > Incorporating Additional Community-Building Features. Our experience indicates a strong preference on the part of users for interactive community-building features, such as chat, cupido net (which is an interactive meeting place for users), "en tu mail" (user-solicited e-mails containing original El Sitio content) and other interactive resources. We use online surveys and analysis of traffic patterns to enhance our content and interactive resources, to further build our community of users and to foster user loyalty to our network.

   > Strengthening our Brand Identity. We seek to create a leading Internet brand among Spanish- and Portuguese-speaking users. We have positioned our image as user-friendly, informative and entertaining. We believe that the essence of our brand is summed up in our marketing campaign theme: El
     Sitio: Tu Lugar en Internet ("El Sitio: Your Home on the Internet"). To strengthen our brand, we incurred approximately $15 million for branding and advertising activities in 1999, and we plan to spend approximately $40 million on such activities in 2000.

   --  GENERATING REVENUES FROM OUR NETWORK

     We view substantial revenue-generation as a key to our long-term success, and we plan to capitalize on our network to generate revenues by:

   > Forging One-on-One Relationships with Advertisers. We seek to forge long-term one-on-one relationships with multinational and local advertisers. We are working to educate companies as to the commercial advantages of the Internet as an advertising medium, emphasizing the attractive demographics of Latin American Internet users, and thereby attract advertisers to our network. With offices in each of our principal markets, at December 31, 1999, we had a total of 72 sales and marketing personnel dedicated to expanding our advertising revenues.

   > Developing Our E-commerce Business. With our growing community of users, we believe e-commerce will offer us an opportunity to generate significant revenue growth from our network. In December 1999, we added an e-shopping guide to our Websites. In early March 2000, we entered into a definitive agreement to acquire DeCompras.com, Inc., an e-commerce company that targets Mexico and Mexican-Americans located in the United States.

   > Integrating Connectivity into Our Network. We have acquired the retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil and Argentina and, in April 2000, in Colombia. We believe that offering El Sitio-branded connectivity services will foster user loyalty and will also encourage our users to utilize our developing e-commerce platform.

   --  LEVERAGING STRATEGIC RELATIONSHIPS

     We intend to leverage our existing relationships with shareholders and enter into new strategic relationships to expand our network and enhance our content, marketing and sales. Our key strategic shareholders, including Hicks, Muse, Tate & Furst Incorporated, the Cisneros Group of Companies, IMPSAT Fiber Networks, Inc., SLI.com Inc. and GC Companies Inc., have facilitated a number of new commercial relationships, such as introductions to content providers, advertising customers and e-commerce partners. Two of these shareholders are also working with us on initiatives involving the production and distribution of broadband content.

OUR NETWORK

     Our network consists of seven country-specific Websites and a global Website. We currently have, country-specific Websites for, and sales and content production offices in, Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay. We plan to establish sales offices in Venezuela and Spain later in 2000.

     Our offices and country-specific content afford our users the dual advantages of, first, the size and resources of a regional network and, second, the country-specific content and community features most useful to them. Operationally, this structure permits us to maximize economies of scale across multiple markets with differing content and features from a single global platform.

     Our global content is produced by a team of programmers, designers, editors and marketing staff. This team generates a substantial volume of proprietary global content and acquires or develops software required to offer the features that our market research indicates will most appeal to our users. In addition, it incorporates generic content from well-known third-party providers such as Reuters, Agence France Presse and The Weather Channel, as well as third-party Internet portals that pay us a fee to be present on our network.

     The content and community features prepared by our global team provides the starting point from which our in-country production teams adapt our global content to their local market preferences. Our local and regional production offices cultivate our users' preferences by adapting the content and community features on our channels to local preferences. Local managers and their staff have autonomy to select the stories and features that are headlined on our channels, to add country-specific proprietary or third-party content and to add channels or features with a local focus.

  CONTENT

     Our network of country-specific Websites provides original proprietary and third-party content and user-friendly interactive resources that bring our own style to our user base.

     Based on our market research, we believe that users in Latin America tend to be impulsive and emotion-driven and use the Internet for entertainment, leisure and services. As a result, we believe our targeted users are attracted by the following four impulses, which we have highlighted in the design of our homepage in each country-specific Website:

     - News -- Our staff transforms relevant daily news in each country into an interactive and entertaining experience for our users. News includes editorials, polls, forums and video clips, which allow our users to help shape opinions by contributing their points of view. We also provide global and local third-party news coverage.

     - Relationships -- We cover relationship topics that interest our users, such as love, family, friendship, society, sex and politics. We want our users to communicate and share important life experiences with our community of users. In addition to interactive responses that we generate from polls and forums, we typically receive over 500 narratives each day from our users from which we select responses to display on our channels.

     - Technology -- Our staff produces technology-related content with both the new and the experienced Internet user in mind. Tutorials, guides and news about technology and the Internet are provided to assist new users in learning how to navigate the Internet. We also cater to more experienced users through, among other things, sophisticated materials, software and application downloads and technology-related news.

     - Entertainment -- We provide our users with entertainment-related content in areas such as music, fashion, TV and movies. We also create an interactive environment for our users through interviews, polls, forums, video and photo productions. For example, our users participate in interviews with top models, noted musicians and TV stars. In addition, we provide our users with a variety of games, contests and prizes on a daily basis.

     Our user-friendly global interactive resources include:

     - Chat -- provides entry to a "virtual community" in which our users interact in real-time discussions about topics such as sports, politics, relationships and current events. Our users create special interest chat rooms and can also participate in moderated chat rooms.

     - e-mail -- permits users to sign up for free e-mail services in Spanish, Portuguese or English through an agreement with USA.Net, a leading provider of e-mail and messaging services. Users benefit from features that enable them to control their e-mail accounts, including customization of the e-mail interface.

     - El Sitio 3-D -- is described below.

     - Astrologia ("Astrology") -- includes studies and analysis on birth, early childhood, karma, horoscopes and compatibility.

     - Cupido net -- is an interactive meeting place on our network where users can search for and develop new friends or special relationships.

     - Batalla Cybernaval/Batalha Cybernaval ("Battleship") -- is an online version of the classic board game "Battleship" in which users compete with their own fleets and rockets on a monthly basis.

     - Buscador ("Search") -- provides an internal search engine to enable users to search our proprietary library and also allows them to use Inktomi's search engine and have access to its library of over 110 million sites.

     - Guia de Compras ("Shopping Guide") -- is described below under "-- E-Commerce".

     - En tu mail ("In your e-mail") -- where users solicit weekly e-mails of El Sitio's original content in various areas of interest. El Sitio sends over 770,000 such e-mails weekly.

     - Tu Sitio Personal/Seu Site Pessoal ("Personal Home Page") -- offers our users the ability to create their own content through their personalized home pages.

     - Auctions -- is an auction site to be operated on a regional basis under a strategic alliance with Lokau.com. See "-- Business and Strategic Relationships".

     - Bulletin Boards -- offer our users the ability to post their own views and opinions on a variety of topics to be shared with other users on our Websites.

     - Juegos/Jogos ("Games") -- offers users a variety of multimedia, action, arcade and promotional games, in which users compete for prizes awarded by many of the companies advertising on our Websites.

     - Premios/Premios ("Contests") -- uses contests with prizes, such as free trips, cars and CDs, as a marketing tool to attract visitors to our network.

     In the first quarter of 2000, we launched El Sitio 3-D, which allows a user to simultaneously access windows for audio, video, html and three-dimensional navigation capabilities through the user's Internet browser. El Sitio 3-D enables the user to navigate as a character inside a virtual world in which he or she can communicate and play games, while advertisers can transform their marketing offerings into virtual outdoor advertising spots and e-merchants can use three-dimensional presentations to sell their products. We believe that El Sitio 3-D illustrates the manner in which broadband capabilities will enhance the Internet experience in the future.

     In addition, our Websites offer a range of global and country-specific vertical sites, including the following:

                      GLOBAL                                  COUNTRY-SPECIFIC
                      ------                                  ----------------
    - Deportes/Esportes (Sports)                 - Noticas/Noticias (News)
    - Finanzas (Finance)                         - Hometown (United States) (local news)
    - El Tiempo/O Tempo (Weather)                - Beleza (Brazil) (beauty)
    - Salud (Health)                             - Geosfera (Brazil) (extreme sports)
    - Turismo (Tourism)                          - Gastronomia (Uruguay)
                                                 - Vida (United States) (U.S. Hispanic
                                                 issues)
                                                 - Hard Rock (Mexico)

     The global sites are mostly third-party vertical Internet portals made available through strategic alliances. See "-- Business and Strategic Relationships".

  E-COMMERCE

     We view the development of an e-commerce platform as an important part of our business strategy. We believe that an increasing number of businesses and consumers in Latin America and the U.S. Hispanic market will embrace the Internet as a viable marketplace for products and services.

     In December 1999, we added a shopping guide to our network. This guide provides links to other Websites for online sale by local and U.S.-based e-merchants of books, flowers, music, gifts and technology products. We also provide a shopping help center dedicated to assisting our users as they navigate the online buying process. We do not currently receive any fees for the links to other e-commerce Websites, but have entered into these arrangements in order to attract users to our Websites and to provide us with useful experience in building our own e-commerce platform.

     In early March 2000, we entered into a definitive agreement to acquire DeCompras.com, Inc., an e-commerce company that targets Mexico and Mexican-Americans located in the United States. "DeCompras" means "shopping" in Spanish. DeCompras.com began operations in Monterrey, Mexico in mid-July 1999. It sells a broad range of products to consumers and businesses in Mexico, including technology hardware and software products, consumer electronics, photographic and video equipment, personal care products, home appliances, office supplies, toys, gifts and jewelry, and, through a "baby store", baby products. DeCompras.com achieved over $1.2 million in net revenues during its first nine months of operations, with more than one-half of that revenue coming in the first quarter of 2000. DeCompras.com also sells products to U.S.-based Mexican-Americans for delivery in Mexico through its Paisano program. This program targets the 65% of U.S. Hispanics who are Mexican-Americans and who are concentrated in major cities such as Los Angeles, Chicago, San Francisco and San Antonio. Under the terms of the agreement, our company will issue to shareholders of DeCompras.com an aggregate of 1.75 million of our common shares (equivalent to less than 4% of our outstanding shares on a fully diluted basis at March 31, 2000) and pay $7 million in cash. This acquisition is expected to close in the second quarter of 2000, subject to completion of satisfactory due diligence reviews and other conditions precedent.

  CONNECTIVITY

     We entered the connectivity services business in the fourth quarter of 1999, when we acquired the retail dial-up access subscribers of IMPSAT Fiber Networks, Inc. in Brazil and Argentina. We completed the acquisition of its retail dial-up access subscribers in Colombia in April 2000. The total purchase price for these acquisitions was $21.5 million. As a result of these acquisitions, we have acquired approximately 57,000 subscribers in Brazil, 13,000 subscribers in Argentina and approximately 6,000 subscribers in Colombia, for an aggregate total of approximately 76,000 subscribers.

     A substantial majority of the subscribers acquired from IMPSAT Fiber Networks, Inc. in Brazil and Argentina already has been incorporated as registered users of our network. We have been using a combination of www.osite.com.br and www.mandic.com.br as the homepages for the Brazilian subscribers and www.elsitio.com.ar as the homepage for the Argentine subscribers since February 2000 and March 2000, respectively.

     We did not acquire the telecommunications infrastructure, such as points-of-presence, switches and backhaul capacity, required to provide retail Internet dial-up access. We have entered into one-year services agreements with subsidiaries of IMPSAT Fiber Networks, Inc. to provide us with the necessary infrastructure for our connectivity services operations. See "-- Technology" below.

     We are outsourcing help desk operations and technical support for our dial-up access businesses. This approach should enable us to minimize our fixed costs and respond more flexibly to changes in demand.

     We do not view connectivity services as a core business for our company, but rather as a strategic tool to foster user loyalty and to support the customer base for our developing e-commerce platform.

OUR COMMUNITY

     Users accessing our Websites are encouraged to register with us on either a full or partial basis:

     - full registration requires users to provide us with the user's name, e-mail address, home address, telephone number, occupation and other personal information.

     - partial registration requires a user to provide only a name and e-mail address.

To encourage full registration, some of our network's most popular features require prior registration, such as private chat rooms, cupido net, free e-mail and participation in games and other promotions. Once a user is registered with our network, we are able to communicate with the user by e-mail and otherwise seek to involve the user in our community.

     We track our user traffic principally on the following basis:

     - registered users -- measures the cumulative number of users that have registered with our network by providing information such as name, e-mail address and address. Some of these registered users may no longer be active users. Most of our users have not yet registered with our network.

     - page views -- measures the number of pages opened by our users in a given period and is a useful indicator for advertisers.

     - visits -- measures the number of visits to our Websites in a given period.

     - unique visitors -- measures the number of individual visitors in a given period, such that an individual user that visits our Websites multiple times in the relevant period is only counted one time.

     We have generated statistics concerning our registered users. Our page view data and unique visitor numbers are audited by I/Pro.

     The following table presents the evolution in our registered user base at quarter-end dates and total page views on a quarterly basis over the last five quarters ended December 31, 1999:

                                                    REGISTERED USERS
                                                    ----------------
4th Q '98                                                100344                                                '4th Q '98'
1st Q '99                                                251343                                                '1st Q '99'
2nd Q '99                                                281255                                                '2nd Q '99'
3rd Q '99                                                440838                                                '3rd Q '99'
4th Q '99                                                633600                                                '4th Q '99'

     We increased our registered users from 100,000 persons at December 31, 1998 to 634,000 at December 31, 1999, and our registered users now exceed 1 million persons. From the fourth quarter of 1998 to the fourth quarter of 1999, total pages viewed by our users increased from 9 million to 270 million. In August 1999, our number of registered users and our user traffic increased significantly, due, in part, to the launching of our first mass media-based branding and advertising campaign at the beginning of the month. We commenced measuring unique visitors in March 1999. The number of unique visitors has increased from 175,000 in March 1999 to a monthly average of
2.7 million in the fourth quarter of 1999.

MARKETING

     We depend upon advertising to develop our brand and to attract users to our Websites and subscribers to our connectivity services.

     We incurred approximately $15 million in 1999 for marketing, sales and advertising (including advertising received in barter transactions in exchange for advertising on our network). We have budgeted approximately $40 million for these expenses in 2000. We anticipate that our branding and advertising expenses will continue to represent the single largest component of our expenses.

     We launched a mass media-based branding campaign, with an initial phase commencing in August 1999 and a second phase in November 1999. We launched a new phase in this new campaign on April 1, 2000. Our marketing seeks to build our brand by creating brand recognition in our target markets, attracting new users to our network and increasing our exposure and visibility to potential advertisers. Our campaigns have emphasized the user-friendly attributes of our network with the theme that "El Sitio se adapta a vos" ("El Sitio adapts to you").

     Our campaign utilizes the following media:

     - broadcast media, including both television and radio;

     - print media, including newspapers and magazines;

     - online banner advertising with hyperlinks to our Websites;

     - targeted e-mail;

     - advertising and computer industry trade shows;

     - billboard and other outdoor advertising; and

     - general public relations to generate favorable free news media coverage.

The content and implementation of our branding and advertising campaign has been coordinated by major advertising agencies in each of our markets under the umbrella of WPP Group PLC.

     In September 1999, we entered into an agreement with Sammy Sosa, the renowned baseball player, and Player's Choice International L.L.C. under which we will have the exclusive right to use and display Mr. Sosa's name and likeness on the Internet. Mr. Sosa has agreed to use his best efforts to increase awareness of our Internet portals by wearing clothing and accessories bearing our logo on at least four nationally televised events during the term of the agreement and by attending three of our promotional events per year. Under the agreement, Mr. Sosa received a total of $1 million and 25,000 common shares of our company, with an option to purchase on or before January 31, 2001 an additional 25,000 common shares at a 25% discount from the closing trading price of the common shares on January 29, 2001. Mr. Sosa and Player's Choice International L.L.C. will also receive a participation of the advertising revenues generated and actually received as a result of the agreement.

     Our marketing strategy seeks, among other things, to build advertising relationships and generate revenues. Our sales force is focused on major advertisers and advertising agencies. We believe that relationships with Latin American advertising agencies are important because they influence advertising buying decisions by companies in the region.

     Under an agreement entered into in 1999, J. Walter Thompson S.A. has agreed to place $3 million of advertising by its clients on our network of Websites, with a commission of $1 million payable by El Sitio to J. Walter Thompson. We will recognize revenues under this arrangement net of this commission. In addition, we have agreed to obtain approximately $20 million of the advertising that we intend to purchase during 2000, using J. Walter Thompson as our advertising agency.

SALES

     Advertising. At December 31, 1999, we had an internal marketing and sales organization of 72 professionals, who are based at our offices in Buenos Aires (34 persons, including both global and local Argentine personnel), Sao Paulo
(12), Mexico City (11), Miami (11) and Montevideo (4). We opened an office in Santiago in March 2000, where marketing and sales are supported by our Chilean partners, and in Bogota in April 2000, where we have three professionals. We plan to open additional offices in Venezuela and Spain in 2000. A significant portion of our sales personnel's income is commission-based. We are also seeking representation agreements with advertising agencies for the sale of advertisements on our Websites. Our sales personnel focus on both selling advertisements on the Websites and developing long-term strategic relationships with clients.

     We seek to attract corporate advertisers by educating and communicating with them regarding the benefits of the Internet as a business tool. Advertising on the Internet by Latin American companies is still in an early stage of operations. Many Latin American companies have not developed a Website or an Internet strategy and need advice on how to implement such a strategy. We help companies to develop and implement Internet strategies and solutions.

     We offer a range of advertising options to our clients, including the following:

- banner advertising;

- sweepstakes and promotions;

- button advertising and sponsorships;

- content development;

- contextual links to merchandise;

- opt-in direct marketing/lead generation;

- e-mail sponsorship programs;

- pre- and post-campaign market research; and

- celebrity event sponsorships.

     We offer our advertisers the option to display their advertisements on one or more of our country-specific Websites, or on a regional or global basis. Our advertisers also have the flexibility to specify the channels on our network and the Website pages on which they wish their messages to appear.

     We have derived a substantial majority of our revenues to date from the sale of advertisements and sponsorships. In 1999, we had 213 advertisers and were not dependent upon any major advertiser for any material portion of our total revenues. In 1998, each of four advertisers, IMPSAT S.A., Arcor, S.A., Compaq Corporation and Antel (Uruguay), accounted for more than 10% of our revenues.

     Prior to November 1998, we sold advertising primarily at a fixed price per month for a fixed banner. Currently, our markets are evolving and appear to be developing along the lines of the U.S. Internet industry model, in which advertising is sold on a cost-per-thousand impressions ("CPM") basis. The cost of our advertising products varies according to the product. For example, a banner with "click-through" or "hyper-link" capabilities is more costly than a simple textual banner. Similarly, sponsorship of a channel or page is more costly than acquiring a fixed number of CPMs. Our contracts with advertisers and advertising agencies range from one to twelve months. Our advertisers have tended to receive a guaranteed number of impressions generally for a fixed fee. In the future, we expect that an increasing portion of our advertising contracts will be long-term CPM-based contracts.

     We provide our advertisers with statistics related to the traffic on our network provided and audited by I/Pro. Receipt of audited statistics enables our advertisers to assess more accurately the market penetration of their advertising message.

     E-Commerce. We are working with the management of DeCompras.com to devise a sales strategy for our developing e-commerce platform. Among other things, we plan to integrate DeCompras.com's e-commerce Website into our network by means of links on our Websites that will lead users to the DeCompras.com shopping experience. We also intend to conduct targeted marketing activities, utilizing information in El Sitio's and DeCompras.com's user databases. More generally, we plan to develop our e-commerce platform by leveraging El Sitio's growing user base and by taking advantage of synergies between content and e-commerce offerings. See "-- Our Network -- E-Commerce" above.

     Connectivity. In light of our acquisitions of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil, Argentina and Colombia, we are integrating the sales personnel in each country into our network's existing sales team. We expect to gain economies of scale as we eliminate overlapping functions and integrate sales strategies and resources. We are integrating our connectivity services into the latest phase of our mass media-based branding and advertising campaign that was launched on April 1, 2000.

     We are pricing our connectivity services in response to market conditions. We are also likely to launch new pricing initiatives in an effort to increase the loyalty of subscribers to our network. Initially, we anticipate maintaining the current sales and pricing strategies for our dial-up access subscribers. We vary our pricing and sales strategies by country, offering a range of plans ranging from unlimited access with e-mail accounts to e-mail access only plans. The following illustrates the principal products, each of which includes an e-mail account, offered at December 31, 1999 in Brazil and Argentina, our two principal markets for connectivity services:

                                     BRAZIL
- unlimited access;
- twenty hours per month;
- ten hours per month;
- five hours per month; and
- e-mail access only.
                                   ARGENTINA
- unlimited access (with three e-mail accounts);
- unlimited access;
- twelve hours per month;
- six hours per month; and
- e-mail access only.

For Internet use above the pre-paid access levels, subscribers are charged per-minute rates. The average monthly subscription fee in December 1999 in Brazil was $13.30 per month and in Argentina was $23.96 per month. The weighted average monthly subscription fee in December 1999 for the subscribers transferred to us in Brazil and Argentina was $15.32.

     We are assessing the effect on our connectivity services business of the recent introduction of free Internet services in our markets. See Item 3. "Risk Factors -- Risks Related to Our Industry". Free Internet services could result in decreased usage of our services by our subscribers, increased customer turnover and pressure on us to reduce subscriber rates. However, free services could also spur increased Internet penetration in our markets, which could result in more user traffic for our Websites. In addition, we believe that we can differentiate our connectivity services from the free services by providing higher quality content as well as broader product offerings and better user service.

BUSINESS AND STRATEGIC RELATIONSHIPS

     In order to increase traffic at our Websites, expand our online community and build our brand, we continue to pursue strategic relationships with business partners that offer quality content, technology and distribution capabilities as well as marketing and cross-promotional opportunities.

     Content. We have entered into agreements with leading content producers such as Reuters, Agence France Presse and The Weather Channel, among others, under which such companies provide content to us for publication on our network in return for a fixed fee or revenue-sharing arrangement based on minimum page views.

     We have also entered into agreements with vertical content producers, such as Patagon.com (financial services), PSN Multimedia International (sports portal), Lokau.com (auctions), HogarDigital.com (real estate) and Viajo.com (travel), among others, that will pay us a fixed fee and, in certain cases, a share of revenues generated, to display content provided by them on our network.

     In February 2000, we entered into a strategic alliance with Grupo Sarandi Comunicaciones S.A., which owns and operates a network of radio stations in Uruguay under the Grupo Sarandi name. Under this five-year agreement, we have received an exclusive royalty-free license to use proprietary content broadcast on the radio stations owned by Grupo Sarandi. We also have the right to rename and rebrand the radio station under the El Sitio mark and, ultimately, to purchase it from Grupo Sarandi for $1 million. Grupo Sarandi has agreed to provide a fixed amount of advertising time on its radio stations to our company, valued at $450,000, and to guarantee us a minimum amount of advertising for our Website in Uruguay. In exchange for Grupo Sarandi 's obligations, we will design, host and maintain Websites for its radio stations. In addition, we have issued to Grupo Sarandi an aggregate of 62,500 of our common shares, which have been pledged by Grupo Sarandi as security for its payment obligations to us. Grupo Sarandi is an affiliate of Guillermo Liberman and SLI.com Inc., as well as Roberto Vivo-Chaneton, who are major shareholders in our company.

     In February 2000, we also signed a letter agreement with Red de Television Chilevision S.A. and Iberoamerican Media Holdings Chile S.A. (together, "IRC"). Pursuant to this two-year agreement, we will design, host and maintain Websites for IRC's eight radio stations and four television stations in Chile and will receive the exclusive right to use content from IRC on our Chilean Website. IRC will also provide us with administrative support in connection with the development of our operations in Chile. In addition, IRC has agreed to sell advertising for these Websites and to provide us with a portion of the revenue received by IRC in connection with the sale of advertising. As part of these agreements, IRC has guaranteed us a minimum of $300,000 in advertising revenues during the first year of the agreement and $600,000 in the second year of the agreement. In exchange for its obligations, we will issue to IRC an aggregate of 166,667 common shares. Red de Television Chilevision S.A. and Iberoamerican Media Holdings Chile S.A. are affiliates of IAMP (El Sitio) Investments, Ltd., which is a major shareholder in our company.

     E-Commerce. We are pursuing several revenue-sharing relationships and joint venture opportunities with e-commerce merchants in the United States and Latin America to develop electronic retail operations in the flower, gifts, books, music and hardware and software areas. Pending the closing of our acquisition of DeCompras.com, Inc. and the development of propriety e-commerce services, we are offering limited e-commerce services by way of links on our e-shopping channel to the Websites of various e-merchants.

     Connectivity. In connection with our acquisitions of retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil, Argentina and Colombia, we did not acquire the telecommunications infrastructure, such as telecommunications bandwidth, points-of-presence, switches and backhaul capacity, required to provide these services. Instead, we will outsource that infrastructure from third-party telecommunications providers -- initially, from subsidiaries of IMPSAT Fiber Networks, Inc.

     We have entered into one-year services agreements with subsidiaries of IMPSAT Fiber Networks, Inc. in Brazil and Argentina. Under these agreements, IMPSAT Fiber Networks, Inc. is to provide us with the telecommunications infrastructure and equipment installation and maintenance services to provide connectivity services to our subscribers on a 24-hour, 365-day basis using equipment owned by subsidiaries of IMPSAT Fiber Networks, Inc. We pay a fee per port or "channel" made available to our customers for the transmission of data. We currently estimate that the aggregate fee payable by us for these services in Brazil and Argentina will be approximately $475,000 per month. The terms of the service agreements may be extended for another period of one year upon mutual agreement by the parties. We have the right to terminate the agreement for any reason, and without any penalty, by giving 30 days' notice. Each service agreement also contains quality of service standards. We entered into a substantially similar agreement in Colombia in April 2000.

     IMPSAT Fiber Networks, Inc. uses access servers with an average connectivity speed of 56 kbps. IMPSAT S.A. (Argentina) subscribers are able to connect to the Internet through special dedicated phone lines at rates significantly less expensive than connections through conventional telephone lines.

     Applications. We are party to several agreements relating to the provision of third-party licenses and other applications. For example, we have entered into an agreement with Inktomi, a leading Internet company, under which we have use of the search engine software and access to the database of Inktomi, a leader in search technology with a library of over 110 million sites. In addition, through an agreement with USA.Net, a leading provider of e-mail and messaging services, our users will have access to free e-mail services in Spanish, Portuguese and English.

     Strategic Investors. Prior to our initial public offering in December 1999, we completed private placements, or commercial transactions involving issuances, of our convertible preferred shares with strategic investors. See
Item 5. "Operating and Financial Review and Prospects". These strategic investors include the following:

     - Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies (through their jointly owned IAMP (El Sitio) Investments, Ltd.);

     - GCC Investments, LLC, an indirect subsidiary of GC Companies, Inc., which owns and operates General Cinemas Theatres;

     - SLI.com Inc., a subsidiary of Sociedad Latinoamericana de Inversiones S.A.; and

     - IMPSAT Fiber Networks, Inc.

     We are working closely with our strategic investors in order to take advantage of the synergies created by our relationships. See "-- Our Strategy" above. In addition, we recently entered into strategic alliances with Sarandi Comunicaciones S.A. in Uruguay and with IRC in Chile, which, as discussed above, are affiliates of some of our major shareholders.

TECHNOLOGY

     Network of Websites and E-commerce. We make our Websites available using fifteen Sun Microsystems servers, nineteen Microsoft Windows NT servers, four Linux servers, two Oracle database servers and two Microsoft SQL servers as our central production servers, which servers are currently located at the server farm facilities of Exodus Communications in New Jersey. We also have separate servers for the Brazilian site, currently located at the server farm facilities of IMPSAT Brazil in Sao Paulo. The site is powered by ten Microsoft NT servers and four Linux servers. We also have a back-up production server at IMPSAT Fiber Networks, Inc.'s server farm facilities in Miami, Florida. In each of Argentina, Brazil, Chile, Mexico, Uruguay and the United States, we maintain a data center for development and staging.

     We have implemented an environment in which each server can function separately. Key components of our server architecture are served by multiple redundant machines. As part of the Exodus server farm facilities, we have up to 100 Mbps of bandwidth access over our Internet connections, which are fully redundant so that if a failure in the network or equipment of one service provider occurs, traffic is automatically routed through one of several other providers. Each of Exodus Communications, IMPSAT Brazil and IMPSAT Fiber Networks, Inc. provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week. All facilities are protected by multiple power supplies. Our operations will depend on the ability of IMPSAT Fiber Networks, Inc., IMPSAT Brazil and Exodus Communications to provide adequate space, air-conditioning, telecommunication connectivity and protection of their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events.

     We employ in-house and third-party monitoring software for our servers, processes and network connectivity. Reporting and tracking systems generate daily traffic, demographic and advertising reports. All of our production systems are copied to backup tapes each night and regularly stored in a storage facility on Exodus's premises as well as in a storage facility at our offices in Buenos Aires. We have implemented these various redundancies and backup systems in order to minimize the risk associated with damage from fire, power, loss, telecommunications failure, break-ins, computer viruses and other events beyond our control.

     Our network of Websites must accommodate a high volume of traffic and deliver frequently updated information. Components or features of our network have in the past suffered outages or experienced slower response times because of equipment or software downtime. We are in the process of migrating our platform and our applications to a Unix platform using Sun Microsystems servers, which we believe will increase the reliability, availability and serviceability of our network. We anticipate that this migration process, which we believe will not affect the continuous operation of our network, will be completed by the middle of 2000.

     Connectivity. In connection with our acquisitions of retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil, Argentina and Colombia, we did not acquire the telecommunications infrastructure, such as telecommunications bandwidth, points-of-presence, switches and backhaul capacity, required to provide these services. Instead, we are currently outsourcing that infrastructure from subsidiaries of IMPSAT Fiber Networks, Inc. See "-- Business and Strategic Relationships" above.

     IMPSAT Fiber Networks, Inc. uses access servers with an average connectivity speed of 56 kbps. IMPSAT S.A. (Argentina) subscribers are able to connect to the Internet through special dedicated phone lines at rates significantly less expensive than connections through conventional telephone lines.

COMPETITION

     Many companies provide Websites, e-commerce and connectivity services targeted to Spanish- and Portuguese-speaking audiences. All of these companies compete with us for user traffic, advertising dollars and e-commerce opportunities. The market for Internet content companies in Latin America is new and rapidly evolving. Competition for users, advertisers and e-commerce opportunities is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our markets.

     We compete with providers of content and services over the Internet, including Web directories, portals, search engines, content sites, Internet service providers and sites maintained by government and educational institutions.

     We face competition on both a country-specific and regional level. Our primary competitors include, among others, StarMedia and Terra Networks (in most of Latin America, the United States and the Iberian peninsula), Quepasa.com and Yupi (in the United States), Clarin Digital (in Argentina) and Universo Online (in Brazil). We also face competition from Spanish- and/or Portuguese-language versions of U.S. services, such as Yahoo!, America Online and T1MSN. Our competitors may develop content that is better than ours or that achieves greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition and significantly greater financial, technical and marketing resources than our company.

     We expect that the e-commerce market will be extremely competitive. We will compete with a substantial number of other companies, including the following:

     - traditional retailers, including retailers which are in the process of developing online ("click-and-mortar") capabilities;

     - local and international e-commerce companies;

     - Internet portals, including some of our existing competitors which view e-commerce as an integral part of their long-term business strategies; and

     - suppliers of products and services which primarily sell products and services to other merchants, but which could in the future seek to make sales directly to consumers and businesses.

Many of these existing or potential e-commerce competitors may have greater financial, technical, marketing and other resources, greater brand recognition and customer awareness, more extensive retailing experience and longer-standing relationships with suppliers than our company.

     We recently entered the connectivity services market, which is extremely competitive and is characterized by rapidly changing technology and evolving standards. We do not own telecommunications infrastructure and, therefore, will depend upon telecommunications providers to carry our Internet traffic. Increased competition could require us to lower our prices, increase our selling and marketing expenses, and raise subscriber acquisition costs. New technologies permitting faster dial-up may make our connectivity services business obsolete. We may not be able to retain our users or, if we do, to offset the effect of increased costs through an increase in users, user revenues or revenues from other sources.

     We expect to experience increased competition from the traditional telecommunications carriers. We believe that there is a move toward horizontal integration by these carriers through acquisitions of, joint ventures with, or the wholesale purchase of connectivity from, Internet service providers in order to meet the Internet connectivity requirements of their business customers.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     We consider our El Sitio, O Site and medallion design trademarks and service marks to be important to our success. We are pursuing the registration of our trademarks and service marks in the United States and in key countries of Latin America, as well as in Spain and Portugal. Although some of the countries have registered our marks, we cannot predict with certainty whether the trademark offices of the remaining countries will do the same. If we are unable to obtain a registration in a particular country, we would have trademark or service mark rights to the extent that we use the mark and common law rights apply, but the rights would not be as strong as if they were registered.

     Some companies, including other participants in the Internet industry, use and/or may use trademarks or service marks in English or other languages which, when translated, are similar to certain of our core marks. This usage may hinder our ability to build a unique brand identity and may possibly lead to trademark disputes, in that we may be sued for trademark infringement in court, or we may have the validity of our applications and/or registrations challenged at government agencies. Although we do not believe that such proceedings against us ultimately would be meritorious, we cannot predict that with certainty. If we lose the right to use a trademark or service mark, we may be forced to adopt a new mark which would result in the loss of substantial resources and brand identity. In any event, whether successful or not, litigating a trademark dispute would result in the expenditure of monetary resources and the diversion of executives' time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on our company.

     We also depend upon technology licensed from third parties for chat, homepage, search and related Web services. Any dispute with a licensor of the technology may result in our inability to continue to use that particular technology. Additionally, there may be patents issued or pending that are held by third parties and that cover significant parts of the technology, products, business methods or services used to conduct our business. We cannot be certain that our technology, products, business methods or services do not or will not infringe valid patents or other intellectual property rights held by third parties. If a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending our company against third-party infringement claims, regardless of the merit of those claims. Successful infringement claims against us could result in substantial monetary liability and/or being prevented by a court from conducting all or a part of our business that falls within the scope of the asserted patent, leading to substantial expenditures to redesign and/or license technology.

GOVERNMENT REGULATION

     There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing use of the Internet, a number of legislative and regulatory proposals are under consideration by various governments and governmental agencies or bodies.

     Our Mexican subsidiary is registered as a provider of connectivity services with the Mexican Federal Telecommunications Commission. We have also received the necessary licenses from the relevant regulatory authorities to provide such services in Argentina and are applying for a license in Colombia. Pending the receipt by us of such a license in Colombia, we have entered into a joint venture agreement with IMPSAT S.A., pursuant to which it provides such services to our customers. We are not required to obtain a license to provide connectivity services in Brazil.

     The adoption or application of existing or new laws or regulations may negatively affect the growth in the use of the Internet, which could, in turn, decrease the demand for our services and products, increase our costs of doing business, or otherwise have a material adverse effect on our company. See Item
3. "Key Information -- Risk Factors -- Risks Related to Our Industry".

FACILITIES

     Our corporate offices are located in Buenos Aires, where we currently lease approximately 1,600 square meters.

     We also lease office space in Bogota, Mexico City, Miami, Montevideo, Santiago and Sao Paulo.

LEGAL PROCEEDINGS

     There are no material legal proceedings pending or, to our knowledge, threatened against us.

SUBSIDIARIES

     We are a holding company that conducts its operations through subsidiaries in each of the countries in which we maintain Websites and sales and production offices. The following is a list of our subsidiaries:

                            NAME                                   COUNTRY OF INCORPORATION
                            ----                                   ------------------------
- El Sitio Argentina, S.A.                                      Argentina
- O Site Entertenimentos do Brasil, S.A.                        Brazil
- El Sitio Chile, S.A.                                          Chile
- El Sitio Colombia, S.A.                                       Colombia
- El Sitio Entretenimientos de Mexico, S.A. de C.V.             Mexico
- El Sitio U.S.A., Inc.                                         United States
- El Sitio Uruguay, S.A.                                        Uruguay
- El Sitio Management, S.A.                                     Argentina
- El Sitio Commerce, Inc.                                       British Virgin Islands

     All of our subsidiaries are wholly-owned (except for a small number of shares required to be issued to other persons to comply with local corporate law requirements).

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and the other information appearing elsewhere in this annual report.

OVERVIEW

     We are an Internet media company providing country-specific and global interactive content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. We currently have, in addition to a global Website, country-specific Websites for, and sales and content production offices in, Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay. We plan to establish sales offices in Venezuela and Spain later in 2000. The launch of each country-specific Website represents a potential new community of users. By building substantial communities of users, we are developing a platform for generating revenues from advertising, branded retail dial-up Internet access, or "connectivity", service and e-commerce. We have begun to offer connectivity services in Brazil and Argentina and, in April 2000, in Colombia. We are also undertaking initiatives to develop a major e-commerce platform targeted to Spanish- and Portuguese-speaking audiences in Latin America and the United States.

     We were incorporated in the British Virgin Islands in July 1997, and we commenced commercial operations in Argentina in 1997. For the period from inception through October 1998, we focused our activities on developing our network of Websites and opening content production and sales offices in Brazil, Mexico, the United States and Uruguay. Prior to the commercial roll-out of our network of Websites in November 1998, we did not generate meaningful revenues, but we achieved growth in terms of registered users and monthly page views by users. Since that time, we have focused on developing our network to incorporate new content channels and value-added and interactive resources, recruiting sales and marketing staff, raising capital, preparing our initial mass media-based branding and advertising campaigns and expanding our technological infrastructure. See Item 4. "Information on the Company -- Our Community" for information concerning growth in our registered users, page views and unique visitors.

     In August 1999, we entered into a framework agreement with IMPSAT Fiber Networks, Inc., a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America, to acquire its retail dial-up access customers in Brazil, Argentina and Colombia. Under this agreement, we acquired these customers for an aggregate of $21.5 million, which is based on a price of approximately $294 per subscriber. IMPSAT Fiber Networks, Inc. also purchased a total of 3,070,615 Class A convertible preferred shares for an aggregate purchase price of $21.5 million. The Brazilian and Argentine acquisitions were consummated in October 1999 and November 1999, respectively, and we closed the acquisition in Colombia in April 2000. We did not acquire the telecommunications infrastructure required to provide connectivity services, which we intend to outsource from third-party telecommunications providers -- initially, under services agreements with subsidiaries of IMPSAT Fiber Networks, Inc. These subsidiaries will provide us with telecommunications infrastructure for a one-year terms, which are renewable on an annual basis, for agreed-upon fees. Our connectivity customers subscribe to our dial-up operations by paying a monthly fee to us in exchange for connectivity to the Internet.

     We consummated a series of private placements of our convertible preferred shares in the second half of 1999 (including the sale of our Class A convertible preferred shares to IMPSAT Fiber Networks, Inc. in connection with the above acquisitions of retail dial-up access customers). We completed the initial public offering of our common shares in mid-December 1999. See "-- Liquidity and Capital Resources" below. We believe that these transactions have provided our company with the liquidity and capital resources -- and, more generally, the financial foundation -- to take advantage of our market opportunity and to implement our business strategy. See Item 4. "Information on the Company -- Our Market Opportunity" and "-- Our Strategy".

     We have a limited operating and financial history and are subject to the risks, uncertainties and problems frequently encountered by companies in early stages of operations, particularly companies in new and rapidly developing markets, such as the Internet industry. Our historical results of operations are not necessarily indicative of the results of operations to be expected in the future.

INTRODUCTION TO RESULTS OF OPERATIONS

  NET REVENUES

     We expect to derive our future net revenues from three principal sources:

     - advertising on our network of Websites;

     - e-commerce; and

     - connectivity services.

     Advertising. To date, we have derived the major portion of our net revenues from the sale of advertisements and sponsorships on our network. Advertising revenues are received principally from:

     - advertising arrangements under which we receive fixed fees for banners placed on our Websites for specified periods of time;

     - reciprocal services arrangements, under which we exchange advertising space on our network for advertising or services from other parties;

     - sponsorship arrangements which allow advertisers to sponsor an area on our network in exchange for a fixed payment; and

     - Web design and Web hosting services.

As the Latin American Internet market continues to develop, we believe that an increasing proportion of our advertising revenues will be derived from cost-per-thousand impression-based arrangements, under which advertisers will pay us a specified amount for every 1,000 times their advertisements are viewed on our network. We expect that our revenues derived from Web design or hosting activities for other companies will decline significantly after 1999. In future periods, we expect to outsource these activities and plan to offer these services only to customers purchasing at least $120,000 in yearly advertising on our Websites.

     Advertising revenues are recognized ratably in the period in which the advertisement is displayed, so long as no significant obligations remain and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. Payments received from advertisers prior to displaying their advertisements on our network are recorded as deferred revenues. Revenues from exclusive sponsorship arrangements are also recognized ratably. Our contracts with advertisers and advertising agencies range from one to twelve months in length.

     We have entered into reciprocal services arrangements with various companies, such as TV Azteca, S.A. de C.V., IMPSAT Fiber Networks, Inc. and Gramatur S.A., pursuant to which we exchange advertising on our network for advertising or other services from these companies. We do not receive any cash payments pursuant to these arrangements. Revenues and expenses relating to these arrangements are recorded at the estimated fair value of the goods or services received or the estimated fair value of the advertisements given, whichever is more readily determinable. Expenses are recorded when services are received, which is typically in the same period as the advertisements are run on our network. These expenses are included in our marketing and sales expenses.

     E-Commerce. To date, we have not derived any significant revenues from e-commerce. In December 1999, we added an e-shopping guide to our Websites, through which a limited offering of books, flowers, music, gifts and technology products is made available from local and U.S.-based e-merchants. In early March 2000, we entered into a definitive agreement to acquire DeCompras.com, Inc., an e-commerce company that targets Mexico and Mexican-Americans located in the United States. See Item 4, "Information on the Company -- Our
Network -- E-Commerce". Despite these and other e-commerce initiatives, we do not expect to derive meaningful revenues from e-commerce activities until at least 2001.

     Connectivity. We have taken steps to expand our revenue base through our acquisitions of the retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil and Argentina and, in April 2000, in Colombia. As a result of these acquisitions, we acquired a total of approximately 76,000 dial-up access customers in Brazil, Argentina and Colombia. We expect to derive revenues from monthly access fees charged to our dial-up access subscribers. Approximately 70% of our dial-up access subscribers are expected to be billed on a monthly basis to subscribers' credit cards, which should result in automatic payment to us by the relevant credit card provider of the billed amounts.

  OPERATING EXPENSES

     Our principal operating costs and expenses consist of:

     - product, content and technology expenses;

     - marketing and sales expenses;

     - corporate, general and administrative expenses;

     - depreciation and amortization expenses; and

     - share-based compensation.

     Product, Content and Technology Expenses. Product, content and technology expenses consist of personnel costs associated with the development, testing and upgrading of our network of Websites and systems, purchases of content and specific technology, particularly software, and telecommunications links and access charges. As a result of our recent acquisitions of the retail dial-up access customers in Brazil, Argentina and Colombia from IMPSAT Fiber Networks, Inc., we expect to incur, in the future, significant expenses relating to telecommunications. In connection with these acquisitions, we have entered into services agreements with subsidiaries of IMPSAT Fiber Networks, Inc. under which, in exchange for an access fee linked to a number of dial-up access customers and levels of usage, IMPSAT Fiber Networks, Inc. will provide the connections and the telecommunication infrastructure necessary for our users to connect to the Internet. We paid approximately $2.1 million to IMPSAT Fiber Networks, Inc. for these services in 1999. Except for hardware (which is depreciated), we expense product, content and technology costs and telecommunications infrastructure costs as they are incurred. We believe that increased investment in new and enhanced features and technology is critical to attaining our strategic objectives and remaining competitive. Accordingly, we intend to continue recruiting and hiring experienced product, content and technology personnel and make additional investments in product, content and technology development. We expect that product, content and technology expenses will continue to increase significantly in future periods.

     Marketing and Sales Expenses. Our marketing and sales expenses consist primarily of salaries and expenses of marketing and sales personnel, commissions and other marketing-related expenses including, most significantly, our mass media-based branding and advertising activities. We expect these marketing and sales expenses to continue to increase significantly for the foreseeable future as a result of:

     - our mass media-based branding and advertising strategy; and

     - the expansion of our sales force and marketing personnel.

     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and corporate professional fee expenses, such as legal and accounting fees. We expect that we will incur additional corporate, general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and, after this offering, our operation as a public company. Accordingly, we anticipate that these expenses will continue to increase significantly in future periods.

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of servers and other computer equipment, office furniture and leasehold improvements.

Investments in property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

- computers, software and other equipment                     3 years
- leasehold improvements                                      5 years (lease term)
- furniture, fixtures and other fixed assets                  5 - 10 years

     As a result of our recent acquisitions of retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil and Argentina and, in April 2000, in Colombia, we expect to incur significant amortization expense related to intangible assets, consisting primarily of the newly-acquired customer base. The aggregate $21.5 million purchase price for the acquisitions of these retail dial-up access customers has been or will be allocated principally to this intangible asset. This intangible asset will be amortized on a straight-line basis over a three-year period ending in 2002 and, as such, will be reflected as an expense in our statement of operations in future periods. To the extent that we fail to retain this customer base during this period, this intangible asset could be deemed to be impaired, in which case an amount in excess of the anticipated amortization expense would be charged to our results of operations and could result in substantially increased losses or, in later years, reduced profitability. As a result, our future financial performance could be materially and adversely affected if we are not successful in preserving and developing our newly-acquired connectivity customer base.

     Share-based Compensation. Our share-based compensation expense relates to share options granted in August, September, November and December 1999. These options were granted at exercise prices below the then prevailing fair market values for our common shares. As a result, we recorded total deferred share-based compensation expense of $14 million, which we will amortize over the respective three-year vesting periods for these options. See note 11 to our consolidated financial statements. The total deferred share-based compensation amount and the expense for future periods may increase depending upon the exercise prices and other terms for subsequent grants of options.

  OTHER INCOME (EXPENSE)

     Other income (expenses) consists primarily of interest expense, net of interest earned, foreign exchange losses, net of any gains, and other miscellaneous income and expense items. As a result of the net proceeds of our initial offering, we expect that for the foreseeable future our interest income will exceed our interest expense. Most of our assets are in cash or cash equivalents, which we expect to principally maintain in U.S. dollars. As our assets in each country of operation increase, so will our exposure to foreign exchange losses on the translation of assets into U.S. dollars.

  NET LOSSES

     We have incurred net losses and have experienced negative cash flow from operations in each quarterly and annual period since our inception. Our overall strategy is to develop our position as a full-service Internet network providing country-specific content, connectivity services and e-commerce targeting Spanish- and Portugese-speaking audiences in Latin America and the United States. This strategy contemplates that we will make significant expenditures for, among other things, marketing and sales, equipment, customer support and personnel. This strategy also envisions that we may make significant investments involving acquisitions, strategic relationships and joint ventures. Because of this strategy, we expect that our net losses and negative cash flows from operations on a quarterly and annual basis will increase significantly at least through 2002.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Our results of operations for 1999 were characterized by substantially increased expenses that more than offset revenue growth during the period. We recorded a net loss of $36.3 million in 1999, compared to a net loss of $3.5 million in 1998. During 1999, in addition to the continued development of quality content and interactive resources, we expanded our operations and hired additional personnel to support the roll-out of offices and Websites in Brazil, Mexico and the United States and the launch of our first mass media-based branding and advertising campaign. We established country-specific Websites for, and sales and content production offices in, Chile and Colombia in the first quarter of 2000, and we plan to enter Venezuela and Spain later in 2000. We acquired a total of approximately 70,000 retail dial-up access customers from IMPSAT Fiber Networks, Inc. in Brazil and Argentina on October 7, 1999 and November 5, 1999, respectively. The results of operations for 1999 give effect to these acquisitions from such dates and, accordingly, affect all year-to-year comparisons between 1999 and 1998.

     The following table sets forth, for the periods indicated, our net revenues by country of operation (in thousands):

                                                                                       CONSOLIDATED
YEAR ENDED DECEMBER 31,            ARGENTINA    URUGUAY    MEXICO    BRAZIL    USA        TOTAL
-----------------------            ---------    -------    ------    ------    ----    ------------
1997 (partial year)............     $  267       $ --      $   --    $   --    $ --       $  267
1998...........................     $  657       $106      $   17    $   --    $ --       $  780
1999...........................     $1,932       $762      $1,508    $2,196    $463       $6,861

  NET REVENUES

     Our net revenues increased by 779.6% to $6.9 million in 1999 from $780,000 in 1998. Approximately 61% of our net revenues in 1999 was comprised of advertising and related Web design and hosting services. We expect that our revenues derived from Web design or hosting activities for other companies will decline significantly after 1999. In future periods, we expect to outsource these activities and, in any event, we plan to offer these services only to customers who agree to purchase at least $120,000 in yearly advertising on our Websites. Although most of our advertising revenues are currently derived from fixed banners and page sponsorships, we believe that an increasing portion of our advertising revenues will be derived from cost-per-thousand impression-based arrangements. Under these arrangements advertisers pay us a specified amount for every 1,000 times their advertisements are viewed on our network.

     We attribute the increase in advertising revenues principally to the growth of our network in terms of registered users, page views and unique users, together with the expansion of our marketing and sales force. Of these revenues, 35.9% was derived from Mexico, 31.1% was derived from Argentina and 18.1% from Uruguay. In the future, we also expect to derive significant advertising revenues from Brazil and the United States, where we have launched commercial operations during 1999. During this period, 19.5% of our total net revenues was derived from reciprocal services arrangements, compared to 23.1% of total net revenues in the corresponding period in 1998. We do not receive any cash payments from these arrangements.

     The remaining 39% of our net revenues in 1999 was attributable to connectivity services as a result of our acquisitions of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil and Argentina in the fourth quarter of 1999. Net revenues relating to connectivity services on a pro forma basis (assuming that these acquisitions had occurred at the beginning of the relevant years) would have been $11.7 million in 1999 as compared with $14.4 million in 1998. This decrease in pro forma net revenues relating to connectivity services was primarily attributable to declines in average gross subscription fees per customer (in U.S. dollar terms), which more than offset increases in paying subscribers in both Brazil and Argentina. The decrease in average gross subscription fees (in U.S. dollar terms) was primarily due to a 51% decrease in the value of the Brazilian real to 1.80 reais per U.S. dollar at December 31, 1999 from 1.19 reais per U.S. dollar at December 31, 1998.

     In Argentina, net revenues for the dial-up access business on a pro forma basis increased to $3.8 million for 1999 from $3 million for 1998. This increase resulted from the following factors:

     - a small increase in paying subscribers to 14,549 at December 31, 1999 from 14,329 at December 31, 1998 (and a higher average number of paying subscribers for 1999 as a whole); and

     - a partially offsetting decline in the average gross subscription fee per customer to $23.96 for the month of December 1999 from $30.78 for the month of December 1998.

     In Brazil, net revenues for the dial-up access business on a pro forma basis decreased to $7.8 million for 1999 from $11.4 million for 1998. This decrease resulted from the following factors:

     - a decline in the average gross subscription fee per customer (in U.S. dollar terms) to $13.30 for the month of December 1999 from $21.31 for the month of December 1998, which decline was largely due to the substantial decline in the value of the Brazilian real in relation to the U.S. dollar during 1999; and

     - a partially offsetting increase in paying subscribers to 57,656 at December 31, 1999 from 48,603 at December 31, 1998.

     We believe that the retail dial-up access businesses did not receive managerial focus from IMPSAT Fiber Networks, Inc. during the months leading up to our acquisitions of these businesses. Since completing these acquisitions, we have been focusing on integrating the connectivity services businesses into our operations, upgrading their technology and terminating their delinquent and lower margin subscribers. We have been seeking to attract new subscribers as part of our overall mass-media based branding and marketing campaigns. We believe that we will be able to increase the size of our retail dial-up subscriber base, although we cannot predict whether such an increase will occur. We also anticipate that the cost of telecommunications infrastructure services provided by third parties should decrease in future periods. At the same time, we believe that we will experience declining average subscription fees in the future -- at a rate of decline that we cannot predict. We do not view connectivity services as a core business, but rather as a strategic tool to foster user loyalty and to support the customer base for our developing e-commerce platform.

  COSTS AND EXPENSES

     Product, Content and Technology Expenses. Our product, content and technology expenses increased to $8.1 million in 1999 from $1.6 million in 1998. Our product, content and technology expenses as a percentage of revenues decreased to 117.7% in 1999 from 199.5% in 1998. The year-to-year increase was principally attributable to:

     - an increase in personnel costs relating to the development of content and technological support to $3.8 million in 1999 from $1.1 million in 1998;

     - an increase in expenses for telecommunications links (other than such expenses relating to our newly-acquired connectivity services business) to $490,000 in 1999 from $284,000 in 1998; and

     - an increase of third-party content expenses to $263,000 in 1999 from no such expense in the corresponding period in 1998.

     In addition, $1.6 million of the increase in product, content and technology expenses, consisting primarily of payments for telecommunications infrastructure expenses, related to the acquisition of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil and Argentina in the fourth quarter of 1999.

     We believe that continued development of, and increased investment in, new and enhanced features and technology is critical to attaining our strategic objectives and remaining competitive. Accordingly, we intend to continue recruiting and hiring experienced product, content and technology personnel and to make additional investments in product, content and technology development. We expect that product, content and technology expenses will continue to increase significantly in future periods.

     Marketing and Sales Expenses. Our marketing and sales expenses increased to $20.6 million in 1999 from $674,000 in 1998. Our marketing and sales expenses as a percentage of net revenues increased to 299.6% in 1999 from 86.4% in 1998. This increase was principally attributable to:

     - $17.1 million in costs for our mass media-based branding and advertising campaign; and

     - an increase in marketing and sales personnel costs to $1.6 million in 1999 from $274,000 in 1998, due mainly to opening or expanding offices in Mexico, Brazil and the United States.

     In addition, $320,000 of the increase in marketing and sales expenses, consisting primarily of advertising expenses in Brazil, related to the acquisition of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil and Argentina in the fourth quarter of 1999.

     We expect these sales expenses to continue to increase significantly for the foreseeable future as a result of:

     - our mass media-based branding and advertising strategy; and

     - the expansion of our sales force and marketing personnel.

     Corporate, General and Administrative Expenses. Our corporate, general and administrative expenses increased to $8.4 million in 1999 from $1.9 million in 1998. Our corporate, general and administrative expenses as a percentage of net revenues decreased to 123% in 1999 from 248.7% in 1998. This year-to-year increase was principally attributable to:

     - an increase in corporate and administrative personnel costs to $2.6 million in 1999 from $480,000 in 1998, which resulted primarily from the expansion of our network and financing activities; and

     - an increase in overhead costs to support the expansion of our business activities.

     In addition, $377,000 of the increase in corporate, general and administrative expenses related to the acquisition of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil and Argentina in the fourth quarter of 1999.

     We expect that we will incur additional corporate, general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business. Accordingly, we anticipate that these expenses will continue to increase significantly in future periods.

     Depreciation and Amortization. Our depreciation and amortization expenses increased to $2.1 million in 1999 from $107,000 in 1998. Our depreciation and amortization expenses as a percentage of net revenues increased to 30.6% in 1999 from 13.7% in 1998. This increase was principally attributable to an increase of $5.5 million in fixed assets (principally servers and personal computers).

     Approximately $878,000 of the increase in depreciation and amortization expenses, consisting primarily of amortization of the intangible asset relating to the newly-acquired customer base, related to the acquisition of IMPSAT Fiber Networks, Inc.'s retail dial-up access customers in Brazil and Argentina in the fourth quarter of 1999. We expect to incur significant amortization expense related to intangible assets, consisting primarily of this newly-acquired customer base.

     Share-based Compensation. We incurred share-based compensation expense of $2.0 million in 1999. This amount represents the amortization in this period of our total deferred share-based compensation relating to share options granted in August, September, November and December 1999. See note 11 to our consolidated financial statements. We did not incur share-based compensation expense in 1998.

  OTHER INCOME (EXPENSE)

     Other income (expense), which consists of net interest income (expense), foreign exchange gain or loss, and other income (expense), net, consisted of income of $765,000 in 1999 compared with a loss of $20,000 in 1998. This change resulted primarily from interest income earned on the net proceeds of the private placements and the initial public offering in 1999. See "-- Liquidity and Capital Resources" below.

We expect that for the foreseeable future our interest income will exceed our interest expense. As our assets in each country of operation increase, so will our exposure to foreign exchange losses on the translation of assets into U.S. dollars.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PARTIAL YEAR 1997 (FROM INCEPTION IN JULY 1997 THROUGH DECEMBER 31, 1997)

     Following our inception in July 1997 until the roll-out of our network of country-specific Websites during 1998, we concentrated on the development of quality content and interactive resources in Spanish, and on market testing to understand users' preferences. As a result, our results of operations for 1998 were characterized by increasing expenses and mostly flat revenues on a quarter-to-quarter basis. We recorded a net loss of $3.5 million for 1998, compared to a net loss of $1 million for 1997. Our results of operations for 1997 reflect a partial year consisting of six months.

  NET REVENUES

     Our net revenues increased 192% to $780,000 for 1998 from $267,000 for partial year 1997. The increase in revenues resulted from the expansion of our marketing efforts and sales force, as well as the increase in the number of channels and services available on our network. For 1998, we had four customers, Arcor S.A., Compaq Corporation, IMPSAT S.A. and Antel (Uruguay), which each exceeded 10% of total revenues and in the aggregate represented 72% of total revenues. By contrast, for partial year 1997, we had five customers, Miniphone, Compaq Corporation, Arcor S.A., Telam S.A., and IMPSAT S.A., which each exceeded 10% of total revenues and in the aggregate represented 89% of total revenues. Non-cash reciprocal services arrangements accounted for approximately 23% of our total revenues in 1998 as compared with approximately 14% for partial year 1997.

  COST AND EXPENSES

     Product, Content and Technology Expenses. Our product, content and technology expenses increased to $1,556,000 for 1998 from $221,000 for partial year 1997. Our product, content and technology expenses as a percentage of net revenues increased to 200% for 1998 from 83% for partial year 1997. The year-to-year increase was principally attributable to:

     - an increase in personnel costs dedicated to the development of content and technological support to $1.1 million in 1998 from $167,000 in partial year 1997; and

     - an increase in expenses for telecommunications links for our network to $284,000 in 1998 from $30,000 in partial year 1997.

     Marketing and Sales Expenses. Our marketing and sales expenses increased to $674,000 for 1998 from $142,000 for partial year 1997. Our marketing and sales expenses as a percentage of revenues increased to 86% for 1998 from 53% for partial year 1997. The year-to-year increase was principally attributable to:

     - an increase in personnel costs dedicated to marketing and sales to $274,000 in 1998 from $7,000 in partial year 1997; and

     - an increase in advertising expenses and sales commissions to $209,000 in 1998 from $29,000 in partial year 1997.

     Corporate, General and Administrative Expenses. Our corporate, general and administrative expenses increased to $1.9 million for 1998 from $727,000 for partial year 1997. Our corporate, general and administrative expenses as a percentage of net revenues amounted to 249% for 1998 from 272% for partial year ended 1997. The year-to-year increase was principally attributable to:

     - an increase in personnel costs in corporate and administrative functions to $480,000 in 1998 from $61,000 in partial year 1997; and

     - increases to $627,000 from $362,000 in professional fees, to $373,000 from $104,000 in rent and utilities and to $215,000 from $40,000 in travel and entertainment expenses.

     Depreciation and Amortization. Our depreciation and amortization expenses increased to $107,000 for 1998 from $81,000 for partial year 1997. However, our depreciation and amortization expenses as a percentage of net revenues decreased to 14% for 1998 from 30% for partial year 1997. The absolute increase in these expenses was principally attributable to an increase of $508,000 in fixed assets (principally servers and personal computers). The relative decrease in depreciation and amortization expenses was attributable to a more substantial increase in net revenues when compared with the absolute increase in these expenses.

  OTHER INCOME (EXPENSE)

     Other expenses decreased to $20,000 for 1998 from $110,000 for partial year 1997. This decrease primarily reflected a decrease in interest expense in 1998 due to a decrease in the debt.

LIQUIDITY AND CAPITAL RESOURCES

     We continue to be a company in an early stage of operations. We have substantial liquidity and capital resource requirements, but limited sources of liquidity and capital resources. We have generated net losses and negative cash flows from our inception and anticipate that we will experience substantial and increasing net losses and negative cash flows for at least the next several years. As we implement our strategy and seek to take advantage of our market opportunity, we anticipate that our liquidity and capital resource requirements will increase significantly.

     From our inception to date, we have relied principally upon equity investments to support the development of our business. We expect to continue to rely mainly on further equity offerings to provide financing.

     We received total capital contributions of approximately $1.2 million in 1997 and $4.1 million in 1998. In 1999, we received capital contributions totalling $205.7 million, primarily consisting of the net proceeds from private placements, and commercial transactions involving issuances, of our Class A and Class B convertible preferred shares in July 1999 and November 1999 and the initial public offering of our common shares in December 1999.

     In July 1999, we completed a private placement of 6,334,004 Class A convertible preferred shares for a total purchase price of $44.4 million. This private placement consisted of 5,477,088 shares sold for $38.4 million in cash in July 1999 and 856,916 shares to be issued on a quarterly basis through January 2001 in exchange for $6 million in non-cash advertising time credits. Strategic investors in the private placement included Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies (through IAMP (El Sitio) Investments Ltd.) and GC Companies Inc. (through GCC Investments, LLC). Some of our founders purchased $6.5 million of our Class A convertible preferred shares in the private placement.

     As part of the July 1999 private placement, we entered into an agreement with Washburn Enterprises, an affiliate of one of our shareholders, under which we also agreed to purchase at least $4 million of advertising time on the media networks owed by Washburn's affiliate Ibero-American Media Partners II Ltd. and its affiliates, and Washburn agreed that it and its affiliates would purchase as least $2 million of advertising time on our network, all during the period through January 2001.

     In August 1999, we entered into an arrangement with TV Azteca, S.A. de C.V., the second leading television network in Mexico, under which we issued to TV Azteca 355,478 shares of our Class A convertible preferred shares, then valued at approximately $2.5 million, in exchange for $3.5 million in advertising time on TV Azteca. This advertising time will be made available over a three-year period.

     In connection with our acquisitions of retail dial-up access customers from IMPSAT Fiber Networks, Inc. in Brazil and Argentina in October 1999 and November 1999, respectively, and Colombia in April 2000, IMPSAT Fiber Networks, Inc. purchased approximately $21.5 million of our Class A convertible preferred shares.

     In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of $10 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. Each Class B convertible preferred share will automatically convert into one common share on June 15, 2000 (which is six months after the closing date of our initial public offering). The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

     In mid-December 1999, we completed the initial public offering of our common shares. We issued an aggregate of 9,430,000 common shares in the offering and, in conjunction with the offering, listed our common shares on the Nasdaq National Market under the symbol "LCTO". We received net proceeds from the sale of our common shares in the initial public offering (after deduction of underwriting discounts and transaction expenses) of approximately $137.5 million. For information concerning the use of the net proceeds of our initial public offering, see Item 14. "Material Modifications to the Rights of Security Holders and Use of Proceeds".

     We used net cash in operating activities totaling $22.8 million in 1999, $3.2 million in 1998 and $875,000 in the partial year 1997. We have experienced and expect to continue to experience significant negative cash flows from operating activities. Net cash used in operating activities resulted primarily from our net operating losses.

     We used net cash in investing activities totaling $23.2 million in 1999, $733,000 in 1998 and $261,000 in the partial year 1997. Net cash used in investing activities resulted primarily from the acquisitions of IMPSAT Fiber Networks, Inc.'s retail dial-up customers in Brazil and Argentina and purchases of capital assets.

     We will pay $7 million in cash and issue 1.75 million of our common shares in connection with our acquisition of DeCompras.com, Inc., which acquisition is expected to close in the second quarter of 2000. See Item 4. "Information on the Company -- Our Network".

     We expect to make capital expenditures of approximately $8 million in 2000 and approximately $6 million in 2001, in each case including anticipated capital expenditures relating to the post-acquisition development of the business of DeCompras.com, Inc. The capital expenditures in 2000 will principally consist of purchases of, or investments in, technical equipment. We expect that our capital expenditures should increase modestly in the future, except to the extent required as a result of new strategic joint ventures or acquisitions.

     We expense many of our expenditures related to improvements to our Websites such as new channels and interactive features. These expenses are included in the product, content and technology expenses and the marketing and sales expenses.

     Our liquidity and capital resource requirements will depend on numerous factors, including:

     - market acceptance of our services and products;

     - the level of resources that we devote to investments in our network;

     - marketing and sales of our services and products; and

     - our branding and advertising activities.

     We believe that our cash and cash equivalents balance of $160 million at December 31, 1999 will be sufficient to meet our liquidity and capital resource requirements through early 2002. We expect to require additional financing during the period through 2003, which is the earliest year in which we may achieve profitability. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and most likely would subject us to covenants that would restrict our operations. We cannot assure you that financing will be available in sufficient amounts or on satisfactory terms and conditions -- if at all.

YEAR 2000 COMPLIANCE

     We did not experience any problems with our computer systems and other equipment or disruptions to our operations as a result of the turn of the century (i.e., from 1999 to 2000). Prior to January 1, 2000, we had initiated and conducted internal reviews, tests and assessments of our systems and equipment in an effort to achieve Year 2000 readiness. We spent a nominal amount on Year 2000 compliance issues, primarily related to personnel costs associated with time spent by employees in reviewing, testing and assessing Year 2000 readiness. All of these expenditures were incurred and expensed in 1999. We do not anticipate that any remaining Year 2000 issues will have a material adverse effect on our company.

MARKET RISKS

     We have not had meaningful interest rate exposure because we have maintained small debt balances to date. Our Class A convertible preferred shares, which carried an annual dividend rate of 8%, were automatically converted into common shares upon completion of our initial public offering. Our Class B convertible preferred shares will also carry an annual dividend rate of 8%. We should not, however, experience significant interest rate risks until such time as we have material balances of indebtedness.

     Our principal foreign currency exposure has related to our asset base, which has consisted principally of monetary assets and liabilities, in the countries in which we operate. Our foreign currency exposures are summarized as follows:

                              AT DECEMBER 31, 1999
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                            MONETARY
                                                        MONETARY ASSETS    LIABILITIES    NET EXPOSURE
                                                        ---------------    -----------    ------------
Argentina.............................................      $5,298           $ 8,653        $(3,355)
Brazil................................................       1,864             1,438            426
Mexico................................................       1,719               739            980
Uruguay...............................................         354               137            217
                                                            ------           -------        -------
                                                            $9,235           $10,967        $(1,732)
                                                            ======           =======        =======

     Our subsidiaries have generally used the U.S. dollar as their functional currency because the sale of advertising has historically been priced and billed in U.S. dollars. As a result, the financial statements of the subsidiaries have been remeasured, or translated into U.S. dollars. The effects of foreign currency transactions and of remeasuring our subsidiaries' financial condition and results of operations into U.S. dollars have been included as net gain or loss on foreign exchange. However, our Brazilian subsidiary uses the real as its functional currency and, as such, the effects of foreign currency transactions and remeasuring are included as an adjustment to shareholders' equity.

     We do not currently hedge against currency exchange transaction risks, but could in the future engage in hedging activities against specific foreign currency transaction risks. Because of uncertainties involving exchange rate movements, we cannot quantify the effect of exchange rate movements on our future financial condition or results of operations.

     In June 1998, the Financial Accounting Standards Board, which is commonly called FASB, issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standard for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In June 1999, FASB issued SFAS 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133, which deferred the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. We are currently evaluating the effect that adoption of SFAS No. 133 will have on our financial statements.

     To date, we have not been materially affected by inflation in any of the countries in which we conduct business or have operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

     Our articles of association provide for a minimum of nine directors.

     The following table presents the names and ages of each current member of our board of directors:

NAME                                              AGE                      POSITION
----                                              ---                      --------
Roberto Vivo-Chaneton...........................  46     Co-founder and Chairman of the Board
Roberto Cibrian-Campoy..........................  41     Co-founder and Director
Carlos Cisneros.................................  34     Director
Michael Greeley.................................  37     Director
Michael Levitt..................................  40     Director
Guillermo Liberman..............................  31     Director
Horacio Milberg.................................  53     Director
Sofia Pescarmona................................  27     Director
Ricardo Verdaguer...............................  49     Director

     All of the directors serve for a period ending at each annual meeting of shareholders, which generally will be held in May of each year.

     Mr. Milberg was elected by the other eight directors to our board of directors in April 2000 to fill a vacancy.

     Eric C. Neuman (age 55) has been nominated by our board of directors for election as a director at the annual meeting of shareholders scheduled for June 15, 2000. Mr. Neuman will replace Mr. Levitt as a director. Mr. Neuman has been a Principal with Hicks, Muse, Tate & Furst Incorporated since April 1999. Between June 1998 and March 1999, Mr. Neuman served as Senior Vice President and Chief Strategic Officer of Chancellor Media, a company of which Hicks, Muse, Tate & Furst Incorporated was the founder and largest shareholder. From 1993 to 1998, Mr. Neuman was an officer with Hicks, Muse, Tate & Furst Incorporated. Mr. Neuman serves on the boards of directors of LIN Television Corporation and Sunrise Television Corporation, and he previously was a director of Chancellor Media and Capstar Broadcasting Partners. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree from Northwestern University.

EXECUTIVE OFFICERS

     The following table sets forth the names, ages and positions of each of our executive officers:

NAME                                                         AGE                 POSITION
----                                                         ---                 --------
Roberto Vivo-Chaneton......................................  46    Co-founder and Chairman of the Board
Roberto Cibrian-Campoy.....................................  41    Co-founder, President and Chief
                                                                   Executive Officer
Walter Forwood.............................................  37    Chief Operating Officer
Horacio Milberg............................................  53    Chief Financial Officer and Secretary
Daniel Rotsztain...........................................  37    Executive Vice President, Business
                                                                   Development and Strategic Planning
Alfredo Jimenez de Arechaga................................  47    Chief Administrative Officer,
                                                                   Controller and Treasurer
Eduardo Weber..............................................  39    Chief Technology Officer
Lucia Suarez...............................................  50    Vice President -- Product Development
Mariano Varela.............................................  32    Vice President -- Marketing
Esteban Vivo-Chaneton......................................  39    Vice President -- Sales

     Messrs. Roberto Vivo-Chaneton, Cibrian-Campoy, Forwood, Rotsztain and Milberg are members of the executive committee within the management of our company.

     Executive officers are appointed by, and serve at the discretion of, our board of directors.

BIOGRAPHICAL INFORMATION

     ROBERTO VIVO-CHANETON is our co-founder and has served as Chairman of our board of directors since our inception. Mr. Vivo was one of the founders of, and since 1988 has served as a Director and Deputy Chief Executive Officer, of IMPSAT Fiber Networks, Inc., a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America. Mr. Vivo holds Licenciaturas in Business Administration from Universidad Argentina de la Empresa and Macroeconomics from Instituto Torcuato di Tella, both in Buenos Aires.

     ROBERTO CIBRIAN-CAMPOY is our co-founder and has served as the Chief Executive Officer, President and a Director since our inception. In 1992, Mr. Cibrian founded and served as President of Cibrian-Campoy Creativos, S.A., a producer of computer animation and developer of multimedia projects. From 1989 to 1992, Mr. Cibrian served as Advisor to the Minister of Culture and Education of Argentina. From 1982 to 1989, Mr. Cibrian practiced architecture at his own firm and as a designer with a leading Buenos Aires architecture firm. Mr. Cibrian holds a degree in Architecture from the Universidad de Belgrano, Buenos Aires.

     CARLOS CISNEROS has served as a Director since June 1999. In October 1996, Mr. Cisneros founded and became Chief Executive Officer of the Cisneros Television Group, a member of Ibero-American Media Partners, II, Ltd. In January 1998, Mr. Cisneros was named Vice-Chairman of Ibero-American Media Partners, II, Ltd., an investment fund jointly owned by the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated. From June 1993 to October 1996, Mr. Cisneros was Vice-President of New Business Development at Venevision International. Mr. Cisneros holds a Bachelor of Arts degree in Political Science from American University in Washington, D.C.

     MICHAEL GREELEY has served as a Director since July 1999. Since 1994, Mr. Greeley has been a Senior Vice President of GCC Investments, Inc., the private equity investment group of GC Companies, Inc., which owns and operates General Cinema Theatres. Prior to 1994, Mr. Greeley was a Vice President at Wasserstein Perella & Co., Inc., an international investment bank. Mr. Greeley also currently serves as a director of VeloCom Inc., Fuelman, Inc. and MotherNature.com, Inc. Mr. Greeley was previously a director of Global TeleSystems Group, Inc. and American Capital Access Holdings, LLC. Mr. Greeley graduated from Williams College with honors and has a Master of Business Administration degree from Harvard Business School.

     MICHAEL J. LEVITT has served as a Director since July 1999. Mr. Levitt has been a partner of Hicks, Muse, Tate & Furst Incorporated since 1996. Mr. Levitt serves as a director of Capstar Broadcasting Corporation, AMFM, Corp, Grupo MVS, S.A. de C.V., International Home Foods, Inc., LIN Television Corp., Regal Cinemas, Inc., STC Broadcasting, Inc., RCN Corporation, and Ibero-American Media Partners, L.P. Mr. Levitt received his undergraduate and Juris Doctor degrees from the University of Michigan.

     GUILLERMO LIBERMAN has served as a Director since July 1997. Mr. Liberman is also a Director of Sociedad Latinoamericana de Inversiones, the parent company of Grupo Liberman. Grupo Liberman is involved in agribusiness, fisheries, telecommunications and hotel development. He holds a Bachelor of Science degree in Business Administration from Babson College in Massachusetts and a Masters of Business Administration degree from the University of Miami in Florida.

     SOFIA PESCARMONA has served as a Director since October 10, 1999. Ms. Pescarmona is Assistant to the Chief Executive Officer of IMPSAT Fiber Networks, Inc., and has also been a Director of IMPSAT since February 1996. From 1994 to January 1998, Ms. Pescarmona held various positions within IMPSAT Fiber Networks, Inc. Ms. Pescarmona holds a Bachelor of Arts degree from Tufts University and a Masters of Business Administration degree from IAE University in Argentina.

     RICARDO VERDAGUER has served as a Director since July 1997. Mr. Verdaguer has served as the President and Chief Executive Officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporacion IMPSA, S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds an Engineering degree from the Universidad Juan Agustin Mazza, Mendoza, Argentina.

     WALTER FORWOOD has served as our Chief Operating Officer since November 1999. From July 1998 to October 1999, Mr. Forwood served as Managing Director and Chief Financial Officer of Ibero-American Media Partners, II, Ltd., an investment fund jointly owned by the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated. During the same period, Mr. Forwood also served as Chief Financial Officer of Cisneros Television Group, a member of Ibero-American Media Partners, II, Ltd. From September 1997 to October 1999, Mr. Forwood was the Chief Financial Officer of Imagen Satelital, a programming company owned by Cisneros Television Group. Mr. Forwood previously served as Chief Financial Officer of Corporacion IMPSA S.A. in 1996 and 1997. Prior to that time, beginning in 1993, he held various financial responsibility positions with Industrias Metalurgicas Pescarmona S.A.I.C. y F., a subsidiary of Corporacion IMPSA S.A., beginning in 1993. Mr. Forwood was an associate director of Continental Bank in Buenos Aires, Argentina from 1988 through 1992. Mr. Forwood holds a Bachelor of Science degree in Economics from the Universidad Argentina de la Empresa and a Masters of Science in Finance from Florida International University.

     HORACIO MILBERG has served as our Chief Financial Officer since July 1999, and as a Director since April 2000, and served as a financial advisor to our board of directors from September 1998 to July 1999. From April 1993 to July 1999, Mr. Milberg served as an independent financial advisor and investment manager. Mr. Milberg previously served as: senior finance officer of Corporacion IMPSA, S.A.; Vice President, Investment Banking, Latin America for CS First Boston Corporation, New York; and Vice President and Director for Latin America for The Chase Manhattan Bank, N.A., New York and London. Mr. Milberg holds an undergraduate degree from Universidad de Buenos Aires and a Master of Business Administration degree with honors from the J. L. Kellogg Graduate School of Management, Northwestern University, where Mr. Milberg was a Fulbright Scholar.

     DANIEL ROTSZTAIN has served as our Executive Vice President, Business Development and Strategic Planning since October 1999. He served as our Chief Operating Officer from September 1998 to October 1999. From September 1998 to July 1999, Mr. Rotsztain also served as our Country Manager for Argentina. From 1995 to 1998, Mr. Rotsztain served as the South America Regional Director and Country Manager-Argentina of GTECH Foreign Holdings Corporation, a company specialized in software and data processing services for the gaming industry. From 1994 to 1995, Mr. Rotsztain served as a strategic marketing executive for IMPSAT Fiber Networks, Inc. Mr. Rotsztain was founder, and from 1992 to 1994 served as manager of, Nexus Urbanos S.R.L., a consulting and information services company for Argentine municipalities. From June 1990 to September 1993, Mr. Rotsztain served as Executive Director of World Trade Center S.A. (Argentina-Chile-Paraguay), an international commerce services and real estate company. Mr. Rotsztain holds a Bachelor of Science degree in Computer Science from Escuela Tecnica ORT, Buenos Aires, Argentina and a Master in Computer Science degree from Universidad de Belgrano, Buenos Aires.

     ALFREDO JIMENEZ DE ARECHAGA has served as our Chief Administrative Officer since July 1999 and also served as our Chief Financial Officer from November 1998 to July 1999. From 1995 until November 1998, Mr. Jimenez served in the Corporate Treasury of Corporacion IMPSA, S.A. From 1994 to 1998, Mr. Jimenez served as the Administration Manager for both Resis Ingenieria, S.A. and International Satellite Communication Holding Ltd. (Switzerland), each a subsidiary of IMPSAT Fiber Networks, Inc. From 1992 to 1994, Mr. Jimenez served as a Financial Manager for Puentes and Construcciones Ltda. in Uruguay. Mr. Jimenez holds an agricultural engineering degree from Universidad Republica Oriental del Uruguay, a Masters degree in Project Evaluation and Economics, and a Master in Business Administration degree from O.R.T. University in Uruguay.

     EDUARDO WEBER has served as our Chief Technology Officer since August 1999. From October 1997 to February 1999, Mr. Weber served as vice-president of T/Subcero S.A., a consulting company and developer of digital media projects. From August 1995 to August 1997, Mr. Weber served as Technical Manager of Clarin Internet, the Website for a leading Argentine daily newspaper. From January 1991 to August 1995, Mr. Weber was General Manager of Weber Terro s.r.l., a multimedia company. Mr. Weber holds an engineering degree from Universidad de Buenos Aires.

     LUCIA SUAREZ has served as our Vice President--Product Development since October 1999. From 1999 until the present, Ms. Suarez has served as president of Suarez/Kirzner S.A., an independent production company which creates television programs for Argentina and abroad. From 1996 to 1998, Ms. Suarez served as a Program Director for America TV-Canal Dos. During this period, Ms. Suarez was responsible for artistic direction, the supervision of internal and external production, design, creation of program formats and direction of production teams. From 1995 to 1996, Ms. Suarez served as News Director for Libertad-Canal 9 where she was responsible for managing the news department and general production of daily news programs. From 1992 to 1995, Ms. Suarez was a Producer and Director for Telefe-Canal 11 where she was the creator and producer of the investigative news program Edicion Plus, for which she won a Martin Fierro award. In addition to receiving six Emmy Awards, the Associated Press International Award and the International Film Festival Award, Ms. Suarez is a member of the Directors Guild of America, Women in Communications and the American Society of Composers and Publishers. Ms. Suarez holds a B.A. degree in Journalism from New York University.

     MARIANO VARELA has served as our Vice President -- Marketing since August 1999. From August 1994 until July 1999, Mr. Varela served as Director of Client Services at Leo Burnett Worldwide Inc. in Argentina. From 1992 until 1994 he served as an account executive at Young and Rubicam in Argentina. From 1990 until 1992, Mr. Varela served as an account executive at Marcet, Dreyfuss and Associates. Mr. Varela has a degree in marketing from the Universidad del Salvador Argentina.

     ESTEBAN VIVO-CHANETON has served as our Vice President-Sales since August 1999. From April 1994 to July 1999, Mr. Vivo served as a vice president in the Corporate Banking Department of Banco Rio de la Plata, a subsidiary of Banco Santander Central Hispano. From 1992 to 1994, Mr. Vivo served as a vice president of corporate banking at BankBoston in Buenos Aires, Argentina. From 1987 to 1992, Mr. Vivo served in various capacities at Banco Roberts in Buenos Aires, Argentina. Mr. Vivo holds a Master of Business Administration degree from the Instituto de Altos Estudios Empresariales and an undergraduate degree from the Universidad Argentina de la Empresa.

     Messrs. Roberto Vivo-Chaneton and Esteban Vivo-Chaneton are brothers.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has standing audit and compensation committees.

     The audit committee consists of Messrs. Greeley, Levitt and Liberman. Among other functions, the audit committee:

     - makes recommendations to the board of directors regarding the selection of independent auditors;

     - reviews the results and scope of the audit and other services provided by our independent auditors;

     - reviews our financial statements; and

     - reviews and evaluates our internal control functions.

     The compensation committee consists of Messrs. Roberto Vivo-Chaneton, Cisneros and Greeley. The compensation committee makes recommendations to the board of directors regarding the following matters:

     - executive compensation;

     - salaries and incentive compensation for our employees and consultants;
       and

     - the administration of our share option plans.

DIRECTOR COMPENSATION

     Directors currently do not receive stated compensation from our company for their service as members of our board of directors. However, by resolution of the board of directors, directors may receive a fixed amount and reimbursement for expenses in connection with the attendance at board of directors and committee meetings.

     Our directors did not receive any payments in connection with their services as such in the year ended December 31, 1998.

     Under a shareholders' agreement entered into in connection with the July 1999 private placement of our Class A convertible preferred shares, monitoring and directors' fees of $700,000 per year, in the aggregate, are payable to IAMP (El Sitio) Investments Ltd., GCC Investments, LLC, Tower Plus International, SLI.com Inc., Militello Limited and IMPSAT Fiber Networks, Inc.

     From time to time, some of our directors may be granted options to purchase shares of common shares.

EXECUTIVE OFFICER COMPENSATION

     The aggregate amount of compensation paid by us to our executive officers (9 persons as a group, excluding Mr. Roberto Vivo-Chaneton, who did not receive any such compensation in 1999) was $809,000 for the year ended December 31, 1999. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we do not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under our 1999 share option plan.

     At December 31, 1999, our executive officers (including Mr. Roberto Vivo-Chaneton) held an aggregate of 2,346,000 options in respect of our common shares at an average exercise price of $9.03 per share. 37,200 of these options became exercisable in 1999, and an additional 703,800 options will become exercisable in 2000. The five members of the executive committee hold, in the aggregate, 2,046,000 of these options.

     All of our executive officers have employment agreements with our company for three-year terms. Each of these agreements provides for a specified monthly salary, a minimum annual bonus and share options. Each of these agreements also provides for one year's salary in the event of termination of employment, except if such termination is "for cause".

1999 SHARE OPTION PLAN

     Our 1999 share option plan initially provided for the issuance of up to 1,240,000 common shares. An additional 2,000,000 common shares were reserved in October 1999 and a further 1,572,700 common shares were reserved in December 1999. Shareholder ratification of the December 1999 increase in reserved common shares will be sought at the next annual general meeting of shareholders, which is currently scheduled for June 15, 2000.

     Our 1999 share option plan allows for the grant of incentive share options qualified within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and non-qualified share options, which do not so qualify. Each option granted under the plan shall be evidenced by an agreement that specifies the terms and conditions of the grant.

     Our 1999 share option plan is administered by the compensation committee of our board of directors. Subject to the limitations in our 1999 share option plan, the compensation committee has authority to determine to whom options may be granted and the terms of such options, including the exercise price, the number of shares subject to each option, the conditions for vesting, the expiration date and the form of consideration payable upon exercise of options. All of our directors, employees and bona-fide consultants and advisors are eligible for non-qualified share option grants; however, incentive share options may only be granted to our employees. No individual currently may be granted options totaling more than 15% of the total number of options issuable under the plan. Shareholder ratification of an increase in this percentage to 25% will be sought at the next annual general meeting of shareholders, which is currently scheduled for June 15, 2000.

     The exercise price of an incentive share option cannot be less than 100% of the fair market value of a common share on the grant date, provided that no person who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of our shares, referred to below as a "Ten-Percent Shareholder", may receive incentive stock options unless the exercise price is at least 110% of the fair market value of a common share on the grant date. Options granted under the 1999 share option plan are not transferable by the optionee, other than by will or by the laws of descent and distribution. All options issued under the 1999 share option plan will have a term no longer than 10 years from the grant date, except that in the case of incentive stock options granted to a Ten-Percent Shareholder, the term shall not exceed five years. The 1999 share option plan terminates on December 1, 2008 but such termination will not affect the validity of any outstanding option.

     At December 31, 1999, options to purchase 3,694,530 common shares were outstanding under the 1999 share option plan and 1,050,930 shares remained available for future option grants, in each case subject to the above-mentioned shareholder ratification. The weighted average exercise price for these outstanding options is $9.16 per share. Most of these outstanding options become exercisable either (i) in tranches (as to 30% of the options on the first anniversary of the grant date, as to 30% of the options on the second anniversary of the grant date and as to the remaining 40% of the options, on the third anniversary of the grant date) or (ii) on the third anniversary of the grant date. These options terminate upon the earliest to occur of the following: termination of an optionee's employment for good cause, 30 days after an optionee's resignation, 180 days after an optionee's employment is terminated for any other reason, including retirement, disability or death, and eight years after the grant date. Notwithstanding the foregoing, upon a change of control (for example, a merger or similar transaction or the removal of a majority of the members of our current board of directors) of our company that occurs on or after the first anniversary of the grant date, all unvested portions of options then outstanding will vest in full on that date.

     Our board of directors may amend, alter, suspend, or terminate the 1999 share option plan at any time, provided however, that the board must first seek the approval of stockholders, if required by law or regulation, and that of each affected optionee if such amendment, alteration, suspension or termination would adversely affect his or her obligations under any option granted prior to that date.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

     Under British Virgin Islands law, every director and officer of our company, in performing his or her functions, is required to act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in our memorandum or articles of association or in any agreement entered into by us relieves a director or officer from the duty to act in accordance with our memorandum and articles of association or from any personal liability arising from his or her management of the business and affairs of our company.

     We may indemnify any director or officer against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director or officer if the director or officer acted honestly and in good faith with the view to the best interests of our company and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of the board of directors as to whether the director or officer acted honestly and in good faith with a view to the best interests of our company and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to the best interests of our company or that the director or officer had reasonable cause to believe that his or her conduct was unlawful. If a director or officer to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

     We may purchase and maintain insurance in relation to any director or officer against any liability asserted against the director or officer and incurred by the director or officer in that capacity, whether or not we have or would have had the power to indemnify the director or officer against the liability as provided in our articles of association.

EMPLOYEES

     At December 31, 1999, we had 326 full-time employees, including 149 in production and technology, 85 in marketing and sales and 92 in corporate, finance and administration. By contrast, we had a total of 78 full-time employees at December 31, 1998.

     Our employee total at December 31, 1999 includes 46 persons who previously worked for IMPSAT Fiber Networks, Inc. or its subsidiaries, following our acquisition of its retail dial-up access customers in Brazil and Argentina.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

     The following table presents, as of March 31, 2000, the beneficial ownership of our common shares by:

     - each person or entity which, to our knowledge, owns beneficially more than 5% of the outstanding common shares;

     - each of our directors and executive officers; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their common shares, except to the extent applicable law gives spouses shared authority. Each shareholder has the same voting rights as each other shareholder.

     The table reflects the conversion of all of our outstanding Class A convertible preferred shares into our common shares, which occurred automatically upon the closing of our initial public offering in December 1999). In addition, the table reflects of the conversion of our 1,111,111 outstanding Class B convertible preferred shares, which will occur automatically on June 15, 2000 (six months after the closing of our initial public offering).

                                                                            PERCENTAGE OF
                                                                NUMBER      COMMON SHARES
BENEFICIAL OWNER                                              OF SHARES        (%)(1)
----------------                                              ----------    -------------
PRINCIPAL SHAREHOLDERS
IAMP (El Sitio) Investments, Ltd.(2)........................   6,798,200        16.1
SLI.com Inc.(3).............................................   4,956,676        11.8
Militello Limited(4)........................................   4,799,414        11.4
IMPSAT Fiber Networks, Inc. ................................   6,141,230        14.6
Tower Plus International....................................   2,325,324         5.5

DIRECTORS AND EXECUTIVE OFFICERS
Roberto A. Vivo-Chaneton(5).................................  10,940,644        26.0
Ricardo Verdaguer(6)........................................   8,466,554        20.1
Sofia Pescarmona(7).........................................   6,141,230        14.6
Carlos Cisneros(8)..........................................   6,799,250        16.1
Michael Levitt(9)...........................................   6,830,400        16.2
Guillermo J. Liberman(10)...................................   4,956,676        11.8
Michael Greeley(11).........................................   1,461,156         3.5
Roberto Cibrian-Campoy(12)..................................     693,756         1.6
Walter Forwood(13)..........................................       6,250           *
Horacio Milberg(14).........................................       7,800           *
Daniel Rotsztain(15)........................................      87,846           *
Alfredo Jimenez de Arechaga(16).............................      17,407           *
Eduardo Weber(17)...........................................       3,150           *
Lucia Suarez(18)............................................          --          --
Mariano Varela(19)..........................................       7,000           *
Esteban Vivo-Chaneton(20)...................................       6,250           *
All directors and executive officers as a group (16
  persons)..................................................  27,282,209        64.8

---------------
  *  indicates less than 1%.

                                                  (footnotes on following pages)

 (1) Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934, except that the table includes 1,111,111 common shares issuable on June 15, 2000 upon automatic conversion of our outstanding Class B convertible preferred shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

 (2) Includes 514,150 common shares issued or issuable through March 31, 2000 to Washburn Enterprises, an affiliate of IAMP (El Sitio) Investments, Ltd. See "-- Related Party Transactions" below.

 (3) Includes 62,500 common shares issued to Sarandi Comunicaciones S.A., which is an affiliate of SLI.com Inc. and Guillermo Liberman. SLI.com Inc. and Mr. Liberman disclaim beneficial ownership of all shares owned by Sarandi Comunicaciones S.A.

 (4) Includes 62,500 common shares issued to Sarandi Comunicaciones, which is an affiliate of Militello Limited and Mr. Roberto Vivo-Chaneton. Militello Limited and Mr. Vivo disclaim beneficial ownership of all shares owned by Sarandi Comunicaciones S.A.

 (5) Includes 4,736,914 common shares owned by Militello Limited in respect of which Mr. Roberto Vivo-Chaneton has a controlling interest. Also includes 6,141,230 shares owned by IMPSAT Fiber Networks, Inc. attributable to Mr. Vivo as a result of his affiliation with IMPSAT Fiber Networks, Inc. In addition, includes 62,500 common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo. Mr. Vivo disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc. and Sarandi Comunicaciones S.A. Excludes 400,000 options to purchase common shares granted to Mr. Vivo under our 1999 share option plan.

 (6) Includes beneficial ownership of 2,325,324 common shares attributable to Mr. Verdaguer as a result of his controlling interest in Tower Plus International. Also includes 6,141,230 shares owned by IMPSAT Fiber Networks, Inc. attributable to Mr. Verdaguer as a result of his affiliation with IMPSAT Fiber Networks, Inc. Mr. Verdaguer disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc.

 (7) Includes 6,141,230 common shares owned by IMPSAT Fiber Networks, Inc. attributable to Ms. Pescarmona as a result of her position as a director in IMPSAT Fiber Networks, Inc. Ms. Pescarmona disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc.

 (8) Includes 6,284,050 common shares owned by IAMP (El Sitio) Investments, Ltd., which are included as a result of Mr. Cisneros' affiliation with the Cisneros Group of Companies, which has an indirect joint ownership interest in IAMP (El Sitio) Investments, Ltd. Also includes 514,150 common shares issued or issuable through March 31, 2000 to Washburn Enterprises, an affiliate of IAMP (El Sitio) Investments, Ltd. Mr. Cisneros disclaims beneficial ownership of all shares owned by IAMP (El Sitio) Investments, Ltd. and Washburn Enterprises.

 (9) Includes 6,284,050 common shares owned by IAMP (El Sitio) Investments, Ltd., which are included as a result of Mr. Levitt's affiliation with Hicks Muse, Tate & Furst Incorporated, which has an indirect joint ownership interest in IAMP (El Sitio) Investments, Ltd. Also includes 32,200 common shares owned by Hicks Muse, Tate & Furst Incorporated. In addition, includes 514,150 common shares issued or issuable through March 31, 2000 to Washburn Enterprises, an affiliate of IAMP (El Sitio) Investments, Ltd. Mr. Levitt disclaims beneficial ownership of all shares owned by IAMP (El Sitio) Investments, Ltd., Hicks Muse, Tate & Furst Incorporated and Washburn Enterprises.

(10) Includes beneficial ownership of 4,894,176 common shares attributable to Mr. Liberman as a result of his controlling interest in SLI.com Inc. Also includes 62,500 common shares issued to Sarandi Comunicaciones S.A., which is an affiliate of Mr. Liberman. See "-- Related Party Transactions" below.

(11) Includes 1,456,756 common shares owned by GCC Investments, LLC, which are included as a result of Mr. Greeley's affiliation with GCC Investments, LLC. Mr. Greeley disclaims beneficial ownership of all shares owned by GCC Investments, LLC.

(12) Includes 693,756 common shares held through RC Limited, which is wholly owned by Mr. Cibrian-Campoy and his wife. Excludes options to purchase 700,000 common shares granted to Mr. Cibrian-Campoy under our 1999 share option plan.

(13) Excludes options to purchase 310,000 common shares granted to Mr. Forwood under our 1999 share option plan.

(14) Excludes options to purchase 302,000 common shares granted to Mr. Milberg under our 1999 share option plan.

(15) Includes options, which are currently exercisable, to purchase 37,200 common shares granted to Mr. Rotsztain under our 1999 share option plan. Excludes options to purchase 296,800 common shares granted to Mr. Rotsztain under such option plan.

(16) Excludes options to purchase 60,000 common shares granted to Mr. Jimenez under our 1999 share option plan.

(17) Excludes options to purchase 60,000 common shares granted to Mr. Weber under our 1999 share option plan.

(18) Excludes options to purchase 60,000 common shares granted to Ms. Suarez under our 1999 share option plan.

(19) Excludes options to purchase 60,000 common shares granted to Mr. Varela under our 1999 share option plan.

(20) Excludes options to purchase 60,000 common shares granted to Mr. Esteban Vivo-Chaneton under our 1999 share option plan.

     The above table does not include the following transactions or arrangements with respect to our common shares:

     - 3,657,330 common shares reserved for issuance upon exercise of options granted under our 1999 share option plan, but that are not currently exercisable, at a weighted average exercise price of $9.16 per share;

     - 1,050,930 common shares reserved for issuance upon the exercise of options that we may grant under our 1999 share option plan; and

     - 1,199,682 common shares issuable to Washburn Enterprises in exchange for remaining non-cash advertising time credits.

     - 1,750,000 common shares issuable in connection with the acquisition of DeCompras.com, Inc., which acquisition is expected to close in the second quarter of 1999; and

     - 166,667 common shares issuable to Red de Television Chilevision S.A., an affiliate of IAMP (El Sitio) Investments, Ltd., in connection with the pending establishment of our strategic alliance with that company. See "-- Related Party Transactions" below.
                            ------------------------

     As of March 31, 2000, 18,461,981 common shares were held by holders in the United States, and there were 88 record holders in the United States.

RELATED PARTY TRANSACTIONS

     IMPSAT Fiber Networks, Inc. is controlled largely by the Pescarmona group, of which Sofia Pescarmona, one of our directors, is a member. The Pescarmona group indirectly owns approximately 75% of the capital stock of IMPSAT Fiber Networks, Inc. Roberto Vivo-Chaneton, our co-founder, and chairman, is a director and deputy chief executive officer of IMPSAT Fiber Networks, Inc. Mr. Vivo beneficially owns approximately 6% of the capital stock of IMPSAT Fiber Networks, Inc. Ricardo Verdaguer, another of our directors, is the president and chief executive officer of IMPSAT Fiber Networks, Inc. Mr. Verdaguer owns approximately 3.5% of the capital stock of IMPSAT Fiber Networks, Inc. We acquired the retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil, Argentina and Colombia. In connection with the acquisitions, IMPSAT Fiber Networks, Inc. purchased a total of 3,070,615 Class A convertible preferred shares for approximately $21.5 million, and we entered or will enter, into services agreements with subsidiaries of IMPSAT Fiber Networks, Inc., under which they provided us with the telecommunications infrastructure to provide connectivity services to the acquired customers for payments which amounted to approximately $2.1 million in 1999. Under services agreements with subsidiaries of IMPSAT Fiber Networks, Inc., IMPSAT Fiber Networks, Inc. provides us with links to the Internet in exchange for advertising on our network. This arrangement accounted for $38,000, $165,000 and $213,000 of our net revenues and corresponding amounts of our operating expenses in partial year 1997, 1998 and 1999, respectively.

     Guillermo Liberman, who is one of our directors and who holds common shares in our company through SLI.com Inc., is a director of Sociedad Latinoamericana de Inversiones, the holding company of Grupo Liberman, which is involved in agribusiness, fisheries, telecommunications and hotel development. An affiliate of Grupo Liberman, Video Cable Comunicacion, or VCC, is a cable television system operator which was sold to Tele-Communications, Inc. in 1997 in a series of transactions for over $1 billion. Prior to the sale of VCC to Tele-Communications, Inc., we entered into a reciprocal advertising agreement with VCC pursuant to which each company provided the other with advertising time. We previously leased offices from Grupo Liberman in Miami. Mr. Liberman also is affiliated with one of our advertisers, TeleLatina, a start-up regional telecommunications company in Latin America. TeleLatina accounted for approximately $69,000 of our advertising revenues in 1999.

     In July 1998, we acquired 85% of the Class A shares and 100% of the Class B shares of Cibrian-Campoy Creativos, S.A., in Argentina, from its shareholders, who included the following directors and executive officers: Roberto Cibrian-Campoy; Guillermo Liberman and Roberto Vivo-Chaneton. We paid $50,000 for 85% of the common shares, and issued 3,432,094 of our common shares for 100% of the Class B shares, of Cibrian-Campoy Creativos, S.A. In October 1997, we purchased, for an aggregate purchase price of $1,700, the majority of the shares of Aalefranger, S.A., in Uruguay, from its shareholders, who included Roberto Vivo-Chaneton and Roberto Cibrian-Campoy. These two companies are the predecessors of our operating subsidiaries in Argentina and Uruguay.

     Some of our directors have from time to time guaranteed short-term indebtedness or other obligations of our company.

     On July 7, 1999, we completed a private placement of 5,447,088 Class A convertible preferred shares for a gross purchase price of $38.4 million in cash. Strategic investors included Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies (through IAMP (El Sitio) Investments Ltd.) and GC Companies, Inc. (through GCC Investments, LLC). As a part of the private placement, we entered into an agreement with Washburn Enterprises, an affiliate of the Cisneros Television Group, under which we also agreed to purchase at least $4 million of advertising time on the media networks owed by Washburn's affiliate Ibero-American Media Partners II Ltd. and its affiliates, and Washburn agreed that it and its affiliates would purchase at least $2 million of advertising time on our network, all during the period through January 2001.

     Under a shareholders' agreement entered into in conjunction with the July 1999 private placement and our articles of association, we pay monitoring fees and director fees of $700,000 per year, in the aggregate, to IAMP (El Sitio) Investments Ltd., GCC Investments, LLC, Tower Plus International, SLI.com, Inc., Militello Limited and IMPSAT Fiber Networks, Inc.

     In February 2000, we entered into a strategic alliance in Uruguay with Sarandi Comunicaciones S.A., which is an affiliate of Guillermo Liberman and SLI.com Inc., as well as Roberto Vivo-Chaneton, who are major shareholders in our company. See Item 4. "Information on the Company -- Business and Strategic Relationships" for information concerning this strategic alliance.

     In February 2000, we also signed an agreement with Red de Television Chilevision S.A. and Iberoamerican Media Holdings Chile S.A., which are affiliates of IAMP (El Sitio) Investments, Ltd., which is a major shareholder in our company. See Item 4. "Information on the Company -- Business and Strategic Relationships" for information concerning this strategic alliance.

ITEM 8.  FINANCIAL INFORMATION

     See Item 18. "Financial Statements" for the consolidated financial statements of our company filed as part of this annual report.

ITEM 9.  THE OFFER AND LISTING

     Our common shares are listed on the Nasdaq National Market under the symbol "LCTO". Trading in our common shares on the Nasdaq National Market commenced on December 10, 1999. The following table sets forth, for the period indicated, the high and low sales prices of our common shares on the Nasdaq National Market.

                                                              SALES PRICES
                                                              ------------
                                                              HIGH    LOW
                                                              ----    ----
Year ended December 31, 1999
Fourth quarter (from December 10)...........................  $44 7/8 $22 5/8

     During the first quarter of 2000 (January 1, 2000 through March 31, 2000), the high and low prices of our common shares on the Nasdaq National Market has ranged from $40 to $18 1/2. During the month of April 2000 (through April 30), the high and low prices of our common shares ranged from $21 1/2 to $6 5/8.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our authorized capital consists of 200,000,000 common shares and 100,000,000 preferred shares.

COMMON SHARES

     As of December 31, 1999 and March 31, 2000, we had 40,157,338 common shares and 40,219,838 common shares, respectively, issued and outstanding. All outstanding shares of common shares are fully paid and non-assessable.

     The holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Cumulative voting is not permitted.

     Subject to the prior rights of any series of shares that may be issued in the future, holders of common shares are entitled to receive, ratably, such dividends as may be declared by our board of directors from funds legally available therefor and are entitled to share, ratably, in all our assets available for distribution to holders of common shares upon the liquidation, dissolution or winding up of our affairs.

     Our board of directors or our shareholders by resolution may amend our memorandum and articles of association except as limited by British Virgin Islands law or in limited circumstances reserved to the holders of, as the case may be, the common shares or preferred shares.

PREFERRED SHARES

     Authorized preferred shares may be issued from time to time by our board of directors, in one or more classes or series. Subject to the provisions of our articles of association and the limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue the authorized preferred shares, to fix the number of shares and to change the number of shares constituting any class or series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the preferred shares of any class or series, in each case without any further action or vote by the shareholders.

     One of the effects of undesignated preferred shares may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect continuity of our management. The issuance of preferred shares may adversely affect the rights of the holders of common shares. For example, our preferred shares may rank prior to the common shares as to dividend rights, liquidation preference or both, may have full or limited voting, rights and may be convertible into common shares. Accordingly, the issuance of preferred shares may discourage bids for the common shares at a premium or may otherwise adversely affect the market price of the common shares.

CLASS B CONVERTIBLE PREFERRED SHARES

     General. As of December 31, 1999 and March 31, 2000, we had 1,111,111 Class B convertible preferred shares outstanding. Each Class B convertible preferred share will automatically convert on June 15, 2000 (being the date six months following the closing date of our initial public offering) into one common share, subject to specified anti-dilution adjustments.

     Dividends. The holders of the Class B convertible preferred shares are entitled to receive cumulative preferential dividends at an annual rate equal to 8% of the liquidation preference per Class B convertible preferred share, payable quarterly, in arrears.

     Voting. The holders of the Class B convertible preferred shares have the right to vote, together with the holders of all the issued and outstanding common shares and not by classes, except as otherwise required by British Virgin Islands law, on all matters on which holders of common shares are entitled to vote.

     Each holder of the Class B convertible preferred shares has the right to cast one vote for each whole common share which would be issued to such holder upon conversion of such holder's shares of Class B convertible preferred shares, assuming that such conversion were to occur on the date immediately prior to the record date for the determination of shareholders entitled to vote.

     Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of our company, holders of Class B convertible preferred shares are entitled to be paid an amount equal to the liquidation preference per preferred share out of our assets before any distribution is made to any holders of common or other junior shares.

     Registration Rights. In connection with the private placement of Class B convertible preferred shares, we entered into a registration rights agreement with those investors. Under the registration rights agreement, the investors have specified rights to cause us to register their holdings of common shares of $5 million or more under the Securities Act of 1933. Each Class B convertible preferred share will be convertible into one common share, subject to specified anti-dilution adjustments. We will be required to bear all registration expenses other than underwriting discounts and commissions and fees related to any exercise of these registration rights. In addition, we have agreed to indemnify the registration rights recipients against, and provide contribution with respect to, liabilities under the Securities Act of 1933 in connection with registrations.

SUMMARIES OF MATERIAL CONTRACTS

     Item 19. "Exhibits" includes a list of our material agreements. The terms and conditions of these material agreements are described under Item 4. "Information on the Company".

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common shares is The Bank of New York. Its address is The Bank of New York, Shareholder Relations, P.O. Box 11258, New York, New York 10286-1258, and its telephone number is (800) 432-0140.

TAXATION

BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

     We are exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by our company to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any shares, debt obligations or other securities, including the common shares, of our company. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities, including the common shares, of our company. There is no reciprocal tax treaty in force between the British Virgin Islands and the United States.

U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

     The following discussion describes the material U.S. federal income tax considerations that may be relevant to a prospective purchaser of shares to a U.S. Holder (as defined below) of the receipt of distributions on, and the disposition of, our common shares. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all as of the date hereof. We cannot assure you that future legislation, administrative rulings or court decisions will not modify the conclusions set forth in this summary, possibly with retroactive effect. The discussion is of a general nature only and prospective purchasers of our common shares are advised to consult their own tax advisors with respect to U.S. federal, state and local tax consequences and tax consequences in other jurisdictions, of the ownership of shares applicable in their particular situation. Except as specifically set forth herein, this discussion deals only with common shares held by a U.S. Holder as capital assets within the meaning of
Section 1221 of the Code, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes or persons that have a "functional currency" (as defined in Section 985 of the Code) other than the U.S. dollar.

     As used herein, a "U.S. person" is:

     - a United States citizen or resident;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A "U.S. Holder" is a beneficial owner of common shares that is a U.S. person. A "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder.

  U.S. HOLDERS

     Dividends. To the extent that a distribution on our common shares is paid to a U.S. Holder out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), that distribution will be included in the U.S. Holder's gross income as foreign source dividend income in an amount equal to the U.S. dollar value of the distribution (without reduction for any applicable foreign withholding tax). Therefore, in the event that any foreign tax is withheld from a distribution on the common shares, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received (although, as discussed below, that U.S. Holder may be eligible to claim a deduction or a foreign tax credit in respect of such foreign tax). To the extent that the amount of any distribution on the common shares exceeds our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a U.S. Holder's pro rata share of the excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder's tax basis in its common shares (but not below zero), and then as capital gain. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any British Virgin Islands or other foreign withholding tax imposed on those distributions unless, subject to applicable limitations, the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes. We believe that we do not have current or accumulated earnings and profits for U.S. federal income tax purposes. However, we cannot predict whether we will have any such earnings and profits for future taxable years.

     Subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on the common shares may generally be claimed as a credit against the U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may generally claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on common shares generally will constitute "passive income" or, in the case of some U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. Special rules apply to some individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of our common shares should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

     The U.S. dollar value of any distribution to a U.S. Holder on shares that is paid in a foreign currency will be calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder. If a U.S. Holder that receives foreign currency from a distribution and does not convert the foreign currency into U.S. dollars upon receipt, the U.S. Holder will generally have foreign exchange gain or loss based on any appreciation or depreciation of the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

     A corporate U.S. Holder will not be entitled to a dividends-received deduction with respect to distributions on our common shares.

     Sale or Exchange of Common Shares. A U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of a common share in an amount equal to the difference between the amount realized for that common share and the U.S. Holder's adjusted tax basis in that share. The gain or loss should be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for foreign tax credit purposes. As a result of certain limitations under the foreign tax credit provisions of the Code, a U.S. Holder may be unable to claim a foreign tax credit for British Virgin Islands withholding taxes, if any, imposed on the proceeds received upon the sale, exchange, repurchase by us or other disposition of common shares.

     Passive Foreign Investment Company Provisions. A foreign corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes if 75% or more of its gross income for the taxable year is passive income or on average for the taxable year, 50% or more of its assets, by value (or, if it so elects, by adjusted basis), produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If a foreign corporation is classified as a PFIC, in any year with respect to which a U.S. Holder owns common shares, it generally will continue to be treated as a PFIC, with respect to such shareholder in all succeeding years. We will notify U.S. Holders by letter and provide them with the information as may be required to make a "qualified electing fund" election effective.

     Based upon our current and projected income, assets and activities, we do not expect that our common shares will be considered shares of a PFIC for our current fiscal year or for future years. This conclusion is a factual determination made annually and thus is subject to change. In reaching the conclusion that we do not believe that our company is a PFIC, we have valued our company's assets based on the price per share of the common shares. For purposes of applying the PFIC rules to our company, this valuation method results in substantial value being given to intangible assets, including goodwill, that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The U.S. Internal Revenue Service (the "IRS") has neither approved or disapproved of this valuation method, although we believe that it constitutes a reasonable method of valuing our company's non-passive assets. In addition, we believe that our passive income, as defined under Section 1297 of the Code, does not, and should not, equal or exceed 75% of our gross income. We will notify U.S. Holders if our company becomes a PFIC in any taxable year. We will notify U.S. Holders by letter and provide them with the information required to make a "QEF election", as described below.

     If our company were treated as a PFIC, unless U.S. Holders make a "QEF election" or a "mark-to-market election", each as described below:

     - distributions made by our company during a taxable year with respect to the common shares that are "excess distributions" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or your holding period before the taxable year) must be allocated ratably to each day of your holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which our company was classified as a PFIC will be included as ordinary income in gross income for that year. The amount allocated to each other prior taxable year will be taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes; and

     - the entire amount of any gain realized upon the sale or other disposition of common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     These special PFIC tax rules will not apply if the U.S. Holder elects to have our company treated as a "qualified electing fund" (a "QEF election") and our company provides certain information required for the QEF election. If our company is treated as a PFIC, we intend to notify U.S. Holders and provide them with that information as may be required to make the QEF election effective.

     If a U.S. Holder makes a QEF election, the U.S. Holder will be currently taxable on its pro rata share of our company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of our company, regardless of whether or not distributions were received. The U.S. Holder's basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction in basis in the common shares and will not be taxed again as a distribution.

     Alternatively, if the common shares are treated as "marketable stock", a U.S. Holder may make a mark-to-market election. If this election is made, the U.S. Holder will not be subject to the PFIC rules described above. Instead, the U.S. Holder generally will include in each year as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over the U.S. Holder's adjusted basis in the shares and will be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted basis in the common shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Basis in the shares would be adjusted to reflect any such income of loss amounts. The mark-to-market election is only available with respect to stock traded on certain U.S. exchanges and other exchanges designated by the U.S. Treasury. It is anticipated that such election would be available to U.S. Holders.

     U.S. Holders that own common shares during any year that our company is a PFIC, must file IRS Form 8621. U.S. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding shares of our company if it is considered a PFIC.

     Controlled Foreign Corporations. If United States Shareholders in the aggregate own more than 50% of the voting power or value of the shares of a foreign corporation, it will be classified as a "controlled foreign corporation" ("CFC"). A "United States Shareholder" is any United States person that owns (directly or through certain deemed ownership rules) at least 10% of the total combined voting power of all classes of shares of a foreign corporation.

     If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during the taxable year, the United States Shareholders of the CFC will generally be subject to current U.S. tax on certain types of income of the foreign corporation ("Subpart F income", which includes dividends, interest, certain rents and royalties, gain from the sale of property producing such income and certain income from sales and services) and, in certain circumstances, on earnings of the CFC that are invested in U.S. property, whether or not cash is distributed by the CFC. In addition, gain on the sale of the CFC's shares by a United States Shareholder (during the period that the corporation is a CFC and thereafter for a five-year period) will be ordinary income in whole or in part.

     If we are treated as a CFC, any U.S. Holder that acquires (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of our shares will be required to include certain amounts with respect to its investment in income currently. Our status as a CFC should have no adverse effect on any U.S. Holder that is not a United States Shareholder.

     Foreign Personal Holding Companies. If five or fewer U.S. individuals own, or are treated as owning under certain attribution rules, in the aggregate more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60% (50% in certain circumstances) of the "gross income" of such foreign corporation is made up of certain passive type income (for example, dividends, interest, certain rents and royalties and gain from the sale of stock or securities) for a taxable year, then such corporation will be a "foreign personal holding company" ("FPHC"). If a foreign corporation is a FPHC, U.S. persons that own shares in the FPHC (regardless of the size of their shareholding and regardless of whether they are individuals) will generally be subject to current U.S. tax on a pro-rata portion of the FPHC's undistributed foreign personal holding company income ("FPHCI") for the taxable year or part thereof, although tax-exempt U.S. investors will not be subject to tax on amounts attributable to FPHCI.

In addition, U.S. persons that are required under these rules to include undistributed taxable income for a taxable year and that own at least 5% of the value of the FPHC's shares are required to comply with certain reporting requirements under Code. In addition, if our company became a FPHC, U.S. persons who acquire their shares from decedents would not receive a "stepped-up" basis in such shares. Instead, such U.S. persons would have a tax basis equal to the lower of fair market value or the decedent's basis.

     Based upon our current and projected income, assets and activities, we do not expect the common shares to be considered shares of FPHC for our current year or for future years. We will notify U.S. Holders if we become a FPHC in any taxable year.

  NON-U.S. HOLDERS

     A non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to the common shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

     A non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of the common shares unless that gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States, or, in the case of gains recognized by individual non-U.S. Holders, the individual is present in the United States for 183 days or more and certain other conditions are met.

     Effectively connected dividends and gains of a non-U.S. Holder generally will be subject to tax in the same manner as a U.S. Holder. These dividends and gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of common shares paid within the U.S. (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability.

     Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification and identification requirements in order to prove their exemption.

     The rules for information reporting and backup withholding requirements have been altered in certain respects with respect to payments after December 31, 2000. It is possible that we and other withholding agents may request a new withholding certificate in order to qualify for continued exemption from backup withholding under Treasury regulations when they become effective. Holders of the common shares should consult their tax advisers concerning the possible application of these alterations to any payments made with respect to the common shares.

EXCHANGE CONTROLS

     There are currently no British Virgin Islands laws or regulations restricting the import or export of capital or affecting the payment of dividends or other distributions to shareholders who are non-residents of the British Virgin Islands.

     Some of our subsidiaries may be subject from time to time to exchange control laws and regulations that may limit or restrict the payment of dividends or distributions or other transfers of funds by those subsidiaries to our company. We do not anticipate, however, that existing exchange control laws and regulations affecting our subsidiaries will have a material adverse effect on our company.

DOCUMENTS ON DISPLAY

     We have filed with the Securities and Exchange Commission this annual report on Form 20-F, including exhibits, under the Securities Exchange Act of 1934 with respect to the common shares.

     You may read and copy all or any portion of the annual report or other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. El Sitio's Commission filings, including the registration statement, will also be available to you on the Commission's Internet site (http://www.sec.gov).

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Item 5. "Operating and Financial Review and Prospects -- Market Risks" for quantitative and qualitative disclosures about market risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

USE OF PROCEEDS

     The following use of proceeds information relates to the registration statement on Form F-1 (No. 333-91263) for the initial public offering of our common shares, which registration statement was declared effective on December 9, 1999.

     We received net proceeds of $137.5 million from our initial public offering (after underwriting discounts of $10.6 million and transaction expenses of $2.8 million).

     From the effective date of the Securities Act registration statement to December 31, 1999, we did not use any of the net proceeds from the sale of our common shares in the initial public offering. Instead, pending such use, we invested all of these net proceeds in short-term, interest-bearing U.S. dollar-denominated investments, mainly U.S. Treasury obligations. Since January 1, 2000, we have commenced using the net proceeds of the initial public offering in the development of our business, including for product, content and technology expenses, marketing and sales activities, and corporate, general and administrative expenses. We also plan to use a portion of the net proceeds to fund the $7 million cash component of the purchase price for our pending DeCompras.com, Inc. acquisition.

     Credit Suisse First Boston Corporation and Lehman Brothers, Inc. were the joint lead managing underwriters for our initial public offering.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

ITEM 17.  FINANCIAL STATEMENTS

     See Item 18. "Financial Statements" for the consolidated financial statements of our company filed as part of this annual report.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS

     The following consolidated financial statements of El Sitio and its subsidiaries are included at the end of this annual report:

Index to Financial Statements...............................  F-1
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets at December 31, 1997, December
  31, 1998 and December 31, 1999............................  F-3
Consolidated Statements of Operations and Comprehensive Loss
  for the period from July 16, 1997 (date of inception)
  through December 31, 1997, the year ended December 31,
  1998 and the year ended December 31, 1999.................  F-4
Consolidated Statements of Shareholders' Equity (Deficit)
  for the period from July 16, 1997 (date of inception)
  through December 31, 1997, the year ended December 31,
  1998 and the year ended December 31, 1999.................  F-5
Consolidated Statements of Cash Flow for the period from
  July 16, 1997 (date of inception) through December 31,
  1997, the year ended December 31, 1998 and the year ended
  December 31, 1999.........................................  F-7
Notes to Consolidated Financial Statements..................  F-8

ITEM 19.  EXHIBITS

 2.1   Framework Agreement, dated August 4, 1999, between IMPSAT
       Fiber Networks, Inc. and
       El Sitio, Inc. (formerly, El Sitio International
       Corporation).*
 3.1   Amended and Restated Memorandum of Association of El Sitio,
       Inc.*
 3.2   Amended and Restated Articles of Association of El Sitio,
       Inc.*
10.1   Stock Purchase Agreement, dated June 21, 1999, among El
       Sitio, Inc. (formerly, El Sitio International Corporation),
       Washburn Enterprises, Inc., Chestnut Hill (El Sitio), LLC and Ibero-American Media Partners II Ltd.*
10.2   Form of Internet Data Services Agreement, dated June 14,
       1999, between Exodus Communications, Inc. and El Sitio
       U.S.A., Inc.*
10.3   Form of Internet, Backbone and Co-location Service
       Agreement, dated April 29, 1999, among IMPSAT Fiber
       Networks, Inc. USA IP-Internet Backbone & Co. and El Sitio
       U.S.A., Inc.*
10.4   Letter Agreement, dated February 11, 1999, between TV
       Azteca, S.A. de C.V. and El Sitio, Inc. (formerly, El Sitio
       International Corporation).*
10.5   Subscription Agreement, dated August 31, 1999, between TV
       Azteca, S.A. de C.V. and El Sitio, Inc. (formerly, El Sitio
       International Corporation).*
10.6   Registration Rights Agreement, dated July 2, 1999, among El
       Sitio, Inc. (formerly, El Sitio International Corporation) and holders of its Class A Convertible Preferred Stock.*
10.7   El Sitio International Corporation 1999 Amended and Restated
       Stock Option Plan.*
10.8   Assignment Agreement, dated April 1, 2000, between El Sitio
       Colombia S.A. and IMPSAT S.A.
10.9 Form of Employment Agreement (substantially in the form entered into by each of Roberto Cibrian-Campoy, Walter
       Forwood, Horacio Milberg and Daniel Rotszain).
10.10 Form of Employment Agreement (substantially in the form entered into by each of Eduardo Weber, Mariano Varela, Lucia
       Suarez, Esteban Vivo-Chaneton and Alfredo Jimenez de
       Arechaga).
10.11 Strategic Relationship Agreement, dated February 28, 2000, between Grupo Sarandi and El Sitio Uruguay, S.A.

10.12  Amendment No. 1 to the Stock Purchase Agreement, dated July
       2, 1999, among El Sitio, Inc. (formerly, El Sitio
       International Corporation), Washburn Enterprises, Inc.,
       Chestnut Hill
       (El Sitio), LLC and Ibero-American Media Partners II Ltd.*
10.13  Stockholders Agreement, dated July 2, 1999, among the
       Stockholders of El Sitio International Corporation.*
10.14  Quotas Purchase Agreement, dated October 6, 1999, between
       IMPSAT Comunicacoes Ltda. and O Site Entretenimentos Ltda.*
10.15  Internet Service Agreement, dated October 6, 1999, between
       IMPSAT Comunicacoes Ltda. and Mandic Internet Ltda.*
10.16  Share Purchase Agreement, dated October 6, 1999, between El
       Sitio, Inc. and IMPSAT Fiber Networks, Inc.*
10.17  Amendment No. 1 to Registration Rights Agreement, dated
       October 6, 1999, among El Sitio, Inc. and the holders of its Class A Convertible Preferred Stock.*
10.18  Amendment No. 1 to Stockholders Agreement, dated October 6,
       1999, among IAMP
       (El Sitio) Investments Ltd., Washburn Enterprises Inc., GCC
       Investments, LLC, the Initial Stockholders and El Sitio,
       Inc.*
10.19  Assignment Agreement, dated November 5, 1999, between El
       Sitio Argentina S.A. and IMPSAT S.A.*
10.20  Internet Service Agreement, dated November 5, 1999, between
       El Sitio Argentina S.A. and IMPSAT S.A.*
10.21 Reseller and Management Agreement, dated November 5, 1999, between El Sitio Argentina S.A. and IMPSAT S.A.*
10.22  Share Purchase Agreement, dated November 9, 1999, among El
       Sitio, Inc., Intel Atlantic, Inc., Utilitivest II, L.P. and
       Utilitivest III, L.P. (investment funds managed by Latinvest
       Asset Management do Brasil).*
10.23  Amended and Restated Registration Rights Agreement, dated
       November 9, 1999, among El Sitio, Inc. and the holders of its Class B Convertible Preferred Stock.*
10.24  Amended and Restated Shareholders' Agreement, dated November
       9, 1999, among El Sitio, Inc. and certain of its shareholders.*
10.25  Warrant Acquisition Agreement, dated June 25, 1999, between
       Bear, Stearns & Co. Inc. and El Sitio, Inc. (formerly El
       Sitio International Corporation).*
10.26  Purchase Agreement, dated March 10, 2000, among El Sitio,
       Inc., Belagua B.V., Coracias, B.V., the stockholders of
       DeCompras.com, Inc. and DeCompras.com, Inc.
10.27  Letter Agreement, dated February 17, 2000, among El Sitio,
       Inc., Red de Television Chilevision S.A. and Iberoamerican
       Media Holdings Chile S.A.
10.28 Form of Noncompete Agreement (substantially in the form entered into by each of Roberto Cibrian-Campoy, Walter
       Forwood, Alfredo Jimenez de Arechaga, Horacio Milberg,
       Daniel Rotsztain, Lucia Suarez, Mariano Varela, Esteban
       Vivo-Chaneton and Eduardo Weber).
21.1   List of Subsidiaries of the Company (included in Item 4.
       "Information on the Company -- Subsidiaries").

---------------
* Incorporated herein by reference to the Registration Statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets at December 31, 1998 and 1999...    F-3
Consolidated Statements of Operations and Comprehensive Loss
  for the period from July 16, 1997 (date of inception)
  through December 31, 1997 and the years ended December 31,
  1998 and 1999.............................................    F-4
Consolidated Statements of Shareholders' Equity (Deficit)
  for the period from July 16, 1997 (date of inception)
  through December 31, 1997 and the years ended December 31,
  1998 and 1999.............................................    F-5
Consolidated Statements of Cash Flows for the period from
  July 16, 1997 (date of inception) through December 31,
  1997 and the years ended December 31, 1998 and 1999.......    F-7
Notes to Consolidated Financial Statements..................    F-8

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of El Sitio, Inc.:

     We have audited the accompanying consolidated balance sheets of El Sitio, Inc. and its subsidiaries (the "Company") as of December 31, 1998 and 1999 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the period from July 16, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from July 16, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999, in conformity with generally accepted accounting principles in the United States of America.

DELOITTE & TOUCHE, LLP
Certified Public Accountants

Miami, Florida
February 28, 2000

                        EL SITIO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                               1998        1999
                                                              -------    --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   246    $160,029
  Trade accounts receivable, net............................      105       3,123
  Other receivables.........................................      307         392
  Prepaid advertising and other current assets..............       12      10,094
                                                              -------    --------
          Total current assets..............................      670     173,638
PROPERTY AND EQUIPMENT, net.................................      581       5,405
LICENSES AND PERMITS, net...................................      223         360
INTANGIBLE ASSETS -- CUSTOMER BASE, net.....................       --      18,209
OTHER ASSETS................................................        7       4,308
                                                              -------    --------
TOTAL ASSETS................................................  $ 1,481    $201,920
                                                              =======    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable-trade....................................  $   336    $ 13,499
  Accrued and other liabilities.............................      376       4,796
  Current portion of installment loan.......................       --          28
  Unearned revenues.........................................       --         958
                                                              -------    --------
          Total current liabilities.........................      712      19,281
                                                              =======    ========
COMMITMENTS AND CONTINGENCIES (Note 14)
CLASS B CONVERTIBLE PREFERRED SHARES
  Redeemable $0.01 par value, 8% cumulative
     dividend -- 1,888,889 shares authorized, 1,111,111
     shares issued and outstanding, liquidation preference
     $0.01 per share........................................       --       8,967
                                                              -------    --------
SHAREHOLDERS' EQUITY:
  Common shares, $.01 par value; 200,000,000 shares
     authorized; 6,000,000 and 40,157,338 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively...........................................       60         402
  Additional paid-in capital................................    2,940     225,860
  Liability for future shares...............................       --       6,000
  Irrevocable capital contribution..........................    2,302
  Deferred share-based compensation.........................       --     (11,950)
  Discount on Class B convertible preferred shares..........       --      (6,843)
  Accumulated other comprehensive (loss) income.............       (2)      1,061
  Accumulated deficit.......................................   (4,531)    (40,858)
                                                              -------    --------
  Total shareholders' equity................................      769     173,672
                                                              -------    --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $ 1,481    $201,920
                                                              =======    ========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

    PERIOD FROM JULY 16, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997
                 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                          PERIOD
                                                          ENDED         YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1997            1998            1999
                                                       ------------    ------------    ------------
NET REVENUES:
  Advertising and related services...................    $   267        $      780     $     4,205
  Connectivity services..............................         --                --           2,656
                                                         -------        ----------     -----------
          Total......................................        267               780           6,861
                                                         -------        ----------     -----------
COSTS AND EXPENSES:
  Product, content and technology....................        221             1,556           8,074
  Marketing and sales................................        142               674          20,554
  Corporate, general and administrative..............        727             1,940           8,439
  Depreciation and amortization......................         81               107           2,100
  Share-based compensation...........................         --                --           2,042
                                                         -------        ----------     -----------
          Total costs and expenses...................      1,171             4,277          41,209
                                                         -------        ----------     -----------
Operating loss.......................................       (904)           (3,497)        (34,348)
                                                         -------        ----------     -----------
OTHER INCOME (EXPENSES):
  Interest income (expense), net.....................        (75)              (42)            799
  Foreign exchange loss..............................         (3)              (44)             (9)
  Other income (expense), net........................        (32)               66             (25)
                                                         -------        ----------     -----------
          Total other (expenses) income, net.........       (110)              (20)            765
LOSS BEFORE DIVIDENDS ON CLASS A AND B CONVERTIBLE
  PREFERRED SHARES...................................     (1,014)           (3,517)        (33,583)
DIVIDENDS ON CLASS A AND B CONVERTIBLE PREFERRED
  SHARES.............................................         --                --          (2,744)
                                                         -------        ----------     -----------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS.........     (1,014)           (3,517)        (36,327)
OTHER COMPREHENSIVE LOSS, NET OF TAX:
  Foreign currency translation adjustment............         --                (2)          1,063
                                                         -------        ----------     -----------
COMPREHENSIVE LOSS...................................    $(1,014)       $   (3,519)    $   (35,264)
                                                         =======        ==========     ===========
NET LOSS PER COMMON SHARE:
  Basic and diluted..................................    $(10.14)       $    (1.15)    $     (2.66)
                                                         =======        ==========     ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  Basic and diluted..................................    100,000         3,050,000      13,681,306
                                                         =======        ==========     ===========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

    PERIOD FROM JULY 16, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997
                 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                               DISCOUNTS
                                                                    LIABILITY                                 ON CLASS B
                                                       ADDITIONAL      FOR      IRREVOCABLE      DEFERRED     CONVERTIBLE
                                   COMMON               PAID-IN      FUTURE       CAPITAL      SHARE-BASED     PREFERRED
                                   SHARES     AMOUNT    CAPITAL      SHARES     CONTRIBUTION   COMPENSATION      SHARE
                                 ----------   ------   ----------   ---------   ------------   ------------   -----------
Initial capitalization.........     100,000    $  1     $     49
Net loss for the period........
                                 ----------    ----     --------     ------        ------        --------       ------
BALANCE, DECEMBER 31, 1997.....     100,000       1           49         --            --              --           --
Issuance of common shares in
  exchange for Class B shares
  of El Sitio Argentina........   3,432,094      34        1,682         --            --              --           --
Issuance of common shares......   2,467,906      25        1,209         --            --              --           --
Irrevocable capital
  contribution.................          --                                         2,302
Foreign currency translation
  adjustment...................          --      --           --         --            --              --           --
Net loss for the year..........          --      --           --         --            --              --           --
                                 ----------    ----     --------     ------        ------        --------       ------
BALANCE, DECEMBER 31, 1998.....   6,000,000      60        2,940         --         2,302              --           --
Issuance of common shares......     168,098       2           82         --                            --           --
Irrevocable capital
  contribution.................          --      --           --         --           898              --           --
Capitalization of irrevocable
  capital contribution.........   6,400,000      64        3,136         --        (3,200)             --           --
Issuance of common shares in
  initial public offering, net
  of transaction expenses of
  $2,849.......................   9,430,000      94      137,374         --            --              --           --
Conversion of Class A
  convertible preferred
  shares.......................  18,092,000     181       60,443         --            --              --           --
Discount on Class B convertible
  preferred shares.............          --      --        7,778         --            --              --       (7,778)
                                                                                                              (Continued)

                                  ACCUMULATED
                                     OTHER
                                 COMPREHENSIVE
                                    (LOSS)       ACCUMULATED
                                    INCOME         DEFICIT      TOTAL
                                 -------------   -----------   --------
Initial capitalization.........                                $     50
Net loss for the period........                     (1,014)      (1,014)
                                    ------        --------     --------
BALANCE, DECEMBER 31, 1997.....         --          (1,014)        (964)
Issuance of common shares in
  exchange for Class B shares
  of El Sitio Argentina........         --              --        1,716
Issuance of common shares......         --              --        1,234
Irrevocable capital
  contribution.................                                   2,302
Foreign currency translation
  adjustment...................         (2)             --           (2)
Net loss for the year..........         --          (3,517)      (3,517)
                                    ------        --------     --------
BALANCE, DECEMBER 31, 1998.....         (2)         (4,531)         769
Issuance of common shares......                                      84
Irrevocable capital
  contribution.................         --              --          898
Capitalization of irrevocable
  capital contribution.........         --              --           --
Issuance of common shares in
  initial public offering, net
  of transaction expenses of
  $2,849.......................         --              --      137,468
Conversion of Class A
  convertible preferred
  shares.......................         --              --       60,624
Discount on Class B convertible
  preferred shares.............         --              --           --


                                                                                                               DISCOUNTS
                                                                    LIABILITY                                 ON CLASS B
                                                       ADDITIONAL      FOR      IRREVOCABLE      DEFERRED     CONVERTIBLE
                                   COMMON               PAID-IN      FUTURE       CAPITAL      SHARE-BASED     PREFERRED
                                   SHARES     AMOUNT    CAPITAL      SHARES     CONTRIBUTION   COMPENSATION      SHARE
                                 ----------   ------   ----------   ---------   ------------   ------------   -----------
Amortization of discount on
  Class B convertible preferred
  shares.......................          --      --           --         --            --              --          935
Liability for future shares....                                       6,000
Exercise of share options......      67,240       1          115         --            --              --           --
Deferred share-based
  compensation related to share
  options......................          --      --       13,992         --            --         (13,992)          --
Amortizations of deferred
  share-based compensation.....          --      --           --         --            --           2,042           --
Foreign currency translation
  adjustment...................          --      --           --         --            --              --           --
Net loss for the year..........          --      --           --         --            --              --           --
                                 ----------    ----     --------     ------        ------        --------       ------
BALANCE, DECEMBER 31, 1999.....  40,157,338    $402     $225,860     $6,000            --        $(11,950)      (6,843)
                                 ==========    ====     ========     ======        ======        ========       ======

                                  ACCUMULATED
                                     OTHER
                                 COMPREHENSIVE
                                    (LOSS)       ACCUMULATED
                                    INCOME         DEFICIT      TOTAL
                                 -------------   -----------   --------
Amortization of discount on
  Class B convertible preferred
  shares.......................         --              --          935
Liability for future shares....                                   6,000
Exercise of share options......         --              --          116
Deferred share-based
  compensation related to share
  options......................         --              --           --
Amortizations of deferred
  share-based compensation.....         --              --        2,042
Foreign currency translation
  adjustment...................      1,063              --        1,063
Net loss for the year..........         --         (36,327)     (36,327)
                                    ------        --------     --------
BALANCE, DECEMBER 31, 1999.....     $1,061        $(40,858)    $173,672
                                    ======        ========     ========

                                                                     (Concluded)

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

    PERIOD FROM JULY 16, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997
                 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                              PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................    $(1,014)       $(3,517)       $(36,327)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Amortization and depreciation.............................         81            107           2,100
  Amortization of deferred share-based compensation.........         --             --           2,042
  Amortization of discount on Class B convertible preferred
    shares..................................................         --             --             935
  Changes in assets and liabilities:
    Increase in trade accounts receivable, net..............        (48)           (57)         (3,018)
    Increase in prepaid advertising and other current
      assets................................................         (5)            (7)         (1,593)
    Increase in other receivables and other non-current
      assets................................................        (74)          (240)         (4,386)
    Increase in accounts payable trade......................         63            273          13,163
    Increase in accrued and other liabilities...............        122            221           3,294
    Increase in unearned revenues...........................         --             --             958
                                                                -------        -------        --------
      Net cash used in operating activities.................       (875)        (3,220)        (22,832)
                                                                -------        -------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................       (261)          (510)         (5,502)
  Purchases of licenses and permits.........................         --           (223)           (285)
  Purchases of retail dial-up access customers..............         --             --         (17,373)
                                                                -------        -------        --------
      Net cash used in investing activities.................       (261)          (733)        (23,160)
                                                                -------        -------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings.......................         --             --           3,875
  Repayments of short-term borrowings.......................         --             --          (3,875)
  Shareholder loans to subsidiaries.........................      1,175             --              --
  Capital contributions.....................................         50          1,808              84
  Irrevocable capital contributions.........................                     2,302             898
  Net proceeds from issuance of Class B convertible
    preferred shares........................................         --             --           8,967
  Net proceeds from issuance of Class A convertible
    preferred shares........................................         --             --          58,135
  Net proceeds from initial public offering.................         --             --         137,468
  Exercise of share options.................................         --             --             116
                                                                -------        -------        --------
      Net cash provided by financing activities.............      1,225          4,110         205,668
                                                                -------        -------        --------
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS........         --             --             107
                                                                -------        -------        --------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................         89            157         159,783
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............         --             89             246
                                                                -------        -------        --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................    $    89        $   246        $160,029
                                                                =======        =======        ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................         --             --        $  1,732
                                                                -------        -------        ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Capitalization of shareholder loans to subsidiaries.......                   $ 1,142
                                                                               =======
  Capitalization of irrevocable capital contributions.......         --             --        $  3,200
                                                                -------        -------        ========
  Motor vehicle acquired through installment loan...........         --             --        $     27
                                                                -------        -------        ========
  Advertising time acquired through the issuance of 355,478
    Class A convertible preferred shares....................         --             --        $  2,489
                                                                -------        -------        ========
  Advertising time acquired in exchange for obligation to
    issue shares in the future..............................         --             --        $  6,000
                                                                -------        -------        ========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1. BACKGROUND AND EVOLUTION

     El Sitio, Inc., a British Virgin Islands international business company (the "Company"), is an Internet media company providing country-specific and regional content for Spanish-and Portuguese-speaking audiences in Latin America and the United States. The Company has begun to offer connectivity services in Argentina and Brazil, and, in April 2000, in Colombia. The Company also intends to provide e-commerce services for audiences in Latin America and the United States.

     The Company was formed in July 1997 under the name Blasin International Corporation. In October 1997 and July 1998, the Company acquired ownership of interests in subsidiaries located in Uruguay and Argentina, respectively, which were under common ownership. These acquired entities had been established in Argentina and Uruguay on December 30, 1996 and February 24, 1997, respectively, under the names of Cibrian-Campoy Creativos S.A. ("El Sitio Argentina") and Aalefranger S.A., an inactive entity ("El Sitio Uruguay"). During 1998, operating subsidiaries have been established in Mexico ("El Sitio Mexico"), the United States ("El Sitio USA") and Brazil ("El Sitio Brazil"). In December 1999, an additional subsidiary was established in Colombia ("El Sitio Colombia").

     All of the Company's subsidiaries are wholly-owned (except for a small number of shares issued to other persons to comply with local corporate law requirements). Minority interest in subsidiaries, which is immaterial, is included in other liabilities and other income.

     At December 31, 1999, the Company's operating subsidiaries were as follows:

COUNTRY                                                     OPERATING SUBSIDIARIES
-------                                                     ----------------------
Argentina                                                    El Sitio Argentina
Uruguay                                                      El Sitio Uruguay
United States                                                El Sitio USA
Brazil                                                       El Sitio Brazil
Mexico                                                       El Sitio Mexico
Colombia                                                     El Sitio Colombia

     The Company's successful completion of its development program and, ultimately, the attainment of profitable operations is dependent on future events, including maintaining adequate financing to fulfill its development activities and achieving a level of revenues adequate to support the Company's cost structure. With the net proceeds of the private placement in July 1999 and from the initial public offering in December 1999, the Company plans to fund its sales and marketing (including branding and advertising) activities, expand its sales force, improve its network infrastructure, develop new services and products, make strategic investments or acquisitions and fund other corporate purposes.

2. MERGERS AND ACQUISITIONS

     In October 1997, the Company acquired 75% of the common shares of El Sitio Uruguay, an inactive entity, for $1.7 in cash. This acquisition was accounted for under the purchase method of accounting.

     In July 1998, the Company acquired 85% of the Class A shares of El Sitio Argentina for $50 and 100% of the Class B shares of El Sitio Argentina in exchange for the issuance of 3,432,094 common shares of the Company. This acquisition, as is generally the case for transactions among companies under

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

2. MERGERS AND ACQUISITIONS (CONTINUED)
common control, has been accounted for in a manner similar to the pooling of interests method of accounting, whereby all assets and liabilities have been recorded at their historical carrying amounts.

     During the year ended December 31, 1999, the Company acquired the remaining minority interest in El Sitio Argentina and El Sitio Uruguay. These acquisitions were accounted for under the purchase method of accounting.

     On October 7 1999, and November 5, 1999, the Company completed acquisitions of IMPSAT Fiber Networks, Inc. ("IMPSAT") retail dial-up access customers in Brazil and Argentina for $12,300 and $6,200, respectively. Each of these acquisitions was accounted for as a purchase. The purchase price in excess of the fair value of net assets acquired was approximately $18,500 and is recorded as intangible asset-customer base and is being amortized over 3 years using the straight line method.

     The following information presents the pro forma information for the year ended December 31, 1998 and 1999 of the Company as if the above two IMPSAT acquisitions had occurred at the beginning of such years (in thousands):

                                                           1998        1999
                                                          -------    --------
Net revenues............................................  $15,156    $ 15,863
                                                          =======    ========
Net loss attributable to common shareholders............  $(7,709)   $(40,087)
                                                          =======    ========
Net loss per common share...............................  $ (2.53)   $  (2.93)
                                                          =======    ========

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The financial statements are presented on a consolidated basis and include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents are highly liquid investments, including short-term investments and time deposits with maturities of three months or less at the time of purchase. Cash equivalents and short-term investments are stated at cost, which approximates market value.

     REVENUE RECOGNITION -- The Company's revenues are derived principally from the sale of advertisement and connectivity services. The Company sells advertising primarily at a fixed price per month. Revenues on these contracts are recognized ratably over the period of time in which the advertisement is displayed. The Company also sells advertising generally for a fixed fee based on a cost-per-thousand impressions, or "CPM", basis under which such advertisers and advertising agencies receive a guaranteed number of "impressions," or number of times that an advertisement appears in pages viewed by users of the Company's online properties. The Company's contracts with advertisers and advertising agencies for these types of contracts cover periods ranging from one month to one year. Advertising revenues are

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recognized ratably based on the number of impressions displayed, provided that the Company has no obligations remaining at the end of a period and collection of the resulting receivable is probable. The Company's obligations typically include guarantees of minimum number of impressions. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. Payments received from advertisers prior to displaying their advertisements on the Company's network are recorded as unearned revenues. Revenues from exclusive sponsorship arrangements are recognized ratably.

     Additional revenue is generated from Website design and Web hosting. Website design revenues are recognized once the related activities are performed and the customer's Website is complete and operational. Web hosting revenues are recognized ratably over the terms of the contracts. Revenues from Website design and Web hosting are included in advertising and related services and amounted to: $86 in 1997; $253 in 1998; and $499 in 1999.

     Connectivity service revenues represent month-to-month subscriptions for pre-paid and per-minute usage of access levels. Subscription revenues are recognized over the period that services are provided.

     For the period ended December 31, 1997 and the year ended December 31, 1998, the Company had five customers which each exceeded 10% of total revenue and, collectively, represented 89% of revenues, and four customers which each exceeded 10% of total revenue and, collectively, represented 72% of revenues, respectively. Three of the these customers were the same in both years. For the year ended December 31, 1999, the Company had no customers which exceeded 10% of total revenue.

     The Company in the ordinary course of business enters into reciprocal services arrangements whereby the Company provides advertising service to third parties in exchange for telecommunications services and advertising services in other media. Revenues and expenses from these agreements are recorded at the fair value of services provided or received, whichever is more determinable in the circumstances. The fair value represents market prices negotiated on an arms' length basis. Revenue from reciprocal services arrangements is recognized as income when advertisements are delivered on the Company's Websites. Expense from reciprocal services arrangements is recognized when telecommunication services are received or the Company's advertisements are run in other media which are typically in the same period when the reciprocal service revenue is recognized. Related expenses which include telecommunication charges are classified as product, content and technology and advertising charges are classified as marketing and sales in the accompanying statements of operations. During the period ended December 31, 1997 and the year ended December 31, 1998, revenues attributable to reciprocal services totaled approximately $38 and $180, respectively. For the year ended December 31, 1999, revenues attributable to reciprocal services totaled approximately $1,342. No gain or loss was recognized on these reciprocal services arrangements for the period July 16, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999.

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Computers, software and other equipment                         3 years
Furniture, fixtures and other fixed assets                     5-10 years
Vehicles                                                        5 years
Leasehold improvements                                    5 years (lease term)

     LICENSES AND PERMITS -- Licenses and permits are being amortized on a straight-line basis over periods not exceeding two years.

     ADVERTISING EXPENSES -- The Company expenses advertising costs as incurred. Advertising expense was $17, $180 and $16,109 for the period from July 16, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     INCOME TAXES -- Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

     SHARE SPLIT -- On October 28, 1999, the Company's Board of Directors approved a 2-for-1 share split. Retroactive restatement has been made to all share amounts to reflect this share split.

     NET LOSS PER COMMON SHARE -- Basic net loss per share is computed based on the average number of common shares outstanding and diluted net loss per share is computed based on the average number of common shares outstanding and, when dilutive, potential common shares from share options and warrants to purchase common shares using the treasury stock method and from convertible securities using the if-converted basis.

     FOREIGN CURRENCY TRANSLATION -- The Company's subsidiaries generally use the U.S. dollar as the functional currency because their primary function, the sale of advertising, is priced and billed in U.S. dollars. Accordingly, the financial statements of the subsidiaries have been remeasured (or translated into U.S. dollars). The effects of foreign currency transactions and of remeasuring the financial position and results of operations into U.S. dollars are included as net gain or loss on foreign exchange, except for the Brazil subsidiary which uses the local currency as its functional currency and the effects of the translation is included in shareholders' equity.

     SHARE-BASED COMPENSATION -- SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for employees under share-based compensation plans at fair value. The Company has chosen to continue to account for share-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for share options issued to employees are measured as the excess, if any, of the fair value of the Company's common shares at the date of grant over the amount an employee must pay for the common shares.

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     IRREVOCABLE CAPITAL CONTRIBUTIONS -- Irrevocable capital contributions represented capital contributions received from existing shareholders from time to time to fund operations and carried no obligation on the part of the Company to issue common shares or repay such contributions. On January 29, 1999, the Company's Board of Directors approved the issuance of 6,400,000 common shares to capitalize the $3,200 in irrevocable capital contributions.

     LONG-LIVED ASSETS -- Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against estimated undiscounted future cash flows. If an impairment is identified, the assets carrying amount is adjusted to fair value. No such adjustments were recorded for the period July 16, 1997 (date of inception) through December 31, 1997 and for the years ended December 31, 1998 and 1999.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The Company's financial instruments include accounts receivable, accounts payable, short-term debt, and convertible redeemable preferred stock. The fair value of such financial instruments has been determined using available market information and interest rates as of December 31, 1998 and 1999. The fair value of these financial instruments was not materially different than their carrying value.

     NEW ACCOUNTING PRONOUNCEMENTS -- In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of SFAS No. 133. SFAS No. 137 deferred the effective date of adoption of SFAS No. 133 to financial statements for fiscal years beginning after June 15, 2000. Management is currently evaluating the effect that adoption of SFAS No. 133 will have on the Company's financial statements.

4. TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable, by operating subsidiaries, are summarized as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
El Sitio Mexico....................................      $ --           $  762
El Sitio Argentina.................................        96            1,345
El Sitio Uruguay...................................        29               62
El Sitio USA.......................................        --              635
El Sitio Brazil....................................        --              330
                                                         ----           ------
Total..............................................       125            3,134
Less: allowance for doubtful accounts..............       (20)             (11)
                                                         ----           ------
Trade accounts receivable, net.....................      $105           $3,123
                                                         ====           ======

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

4. TRADE ACCOUNTS RECEIVABLE (CONTINUED)
     The Company's subsidiaries provide trade credit to their customers in the normal course of business. Prior to extending credit, a customer's financial history is analyzed. The collection of a substantial portion of the trade receivables is susceptible to changes in Latin American economic and political conditions.

     The Company provides its allowance for doubtful accounts on a specific identification basis. The activity for the allowance for doubtful accounts is as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
Beginning balances.................................      $--             $ 20
Provision for doubtful accounts....................       20               19
Write-offs, net of recoveries......................       --              (28)
                                                         ---             ----
Ending balances....................................      $20             $ 11
                                                         ===             ====

5. OTHER RECEIVABLES

     Other receivables consist primarily of refunds or credits pending from local governments for non-income taxes and other miscellaneous amounts due to the Company and its operating subsidiaries and are summarized as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
El Sitio Argentina.................................      $182            $141
El Sitio Uruguay...................................        48             115
El Sitio Brazil....................................        --              95
All others.........................................        77              41
                                                         ----            ----
Total..............................................      $307            $392
                                                         ====            ====

6. PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
Computers, software and other equipment............     $ 523           $4,140
Furniture and fixtures.............................       209              775
Motor vehicles.....................................        --               81
Leasehold improvements.............................        --            1,154
                                                        -----           ------
Total..............................................       732            6,150
Less: accumulated depreciation.....................      (151)            (868)
                                                        -----           ------
  Depreciable property, net........................       581            5,282
Construction in progress...........................        --              123
                                                        -----           ------
Property and equipment net.........................     $ 581           $5,405
                                                        =====           ======

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

6. PROPERTY AND EQUIPMENT (CONTINUED)
     Accumulated depreciation is as follows:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1999
                                                     ------------    ------------
Beginning balance..................................      $ 44            $151
Depreciation expense...............................       107             717
                                                         ----            ----
Ending balance.....................................      $151            $868
                                                         ====            ====

7. INCOME TAXES

     The Company has not provided for income taxes because of its operating loss position. Statutory tax rates range from 20% to 35% depending on the particular country. Deferred tax assets associated with the net operating loss carryforwards amounted to $1,412 and $11,798 as of December 31, 1998 and 1999, respectively.

     No deferred tax assets have been recognized for changes in exchange rates for foreign subsidiaries whose functional currency is the U.S. dollar. Because there is no assurance that the Company will generate sufficient tax earnings to utilize its available tax assets derived from loss carryforwards, a corresponding valuation allowance has been established to offset deferred tax assets.

8. INSTALLMENT LOAN

     As of December 31, 1999, the Company had one installment loan, payable in monthly installments of approximately six hundred dollars plus interest at a rate of 2.90% and due on December 29, 2003. The installment note is collateralized by a motor vehicle.

9. SEGMENT INFORMATION

     The Company's segment information is based on the geographic locations in which its subsidiaries operate. Each operating subsidiary has a country manager who reports to senior management of the Company. Each country manager is currently responsible for managing the assets in his or her respective country, generating revenues, and supervising results of operations.

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

9. SEGMENT INFORMATION (CONTINUED)
     The Company's segment information is as follows:

                                                                                          EL SITIO, INC.
                       EL SITIO    EL SITIO   EL SITIO   EL SITIO   EL SITIO   EL SITIO      (PARENT
PERIOD OR YEAR         ARGENTINA   URUGUAY     MEXICO     BRAZIL      USA      COLOMBIA      COMPANY)      ELIMINATION
--------------         ---------   --------   --------   --------   --------   --------   --------------   -----------
DECEMBER 31, 1997
Total assets.........  $    344     $  52     $    --    $    --    $    --      $ --        $     --       $     --
Net revenues.........  $    267     $  --     $    --    $    --    $    --      $ --        $     --       $     --
Operating loss.......  $   (897)    $  (7)    $    --    $    --    $    --      $ --        $     --       $     --
DECEMBER 31, 1998
Total assets.........  $    698     $ 121     $   243    $   317    $    31      $ --        $     80       $     (9)
Net revenues.........  $    657     $ 106     $    17    $    --    $    --      $ --        $     --       $     --
Operating loss.......  $ (2,322)    $(118)    $  (569)   $   (51)   $  (268)     $ --        $   (169)      $     --
DECEMBER 31, 1999
Total assets.........  $ 19,884     $ 429     $ 5,270    $14,867    $ 3,881      $ 41        $187,140       $(29,592)
Net revenues.........  $  1,932     $ 762     $ 1,508    $ 2,196    $   463      $ --        $     --       $     --
Operating loss.......  $(13,849)    $(587)    $(4,951)   $(6,194)   $(5,306)     $(16)       $ (3,443)      $     (2)


                       CONSOLIDATED
PERIOD OR YEAR            TOTAL
--------------         ------------
DECEMBER 31, 1997
Total assets.........    $    396
Net revenues.........    $    267
Operating loss.......    $   (904)
DECEMBER 31, 1998
Total assets.........    $  1,481
Net revenues.........    $    780
Operating loss.......    $ (3,497)
DECEMBER 31, 1999
Total assets.........    $201,920
Net revenues.........    $  6,861
Operating loss.......    $(34,348)

     The Company itself is a holding company which holds primarily cash and incurs certain general and administrative expenses. The elimination entries represent the elimination of intercompany balances in the normal course of business.

10. RELATED PARTY TRANSACTIONS

     The Company, in the normal course of business, provides advertising services to a related party in exchange for telecommunication links and connectivity services. During 1997, 1998 and 1999, such services totaled approximately $38, $165 and $213, respectively. In addition, during 1999, the Company paid $1,870 to the related party for telecommunications links and connectivity services.

11. SHARE OPTION PLAN

     In May 1999, the Company adopted the 1999 Share Option Plan (the "Plan"), pursuant to which 1,240,000 common shares were reserved for issuance upon exercise of options. An additional 2,000,000 common shares were reserved in October 1999, and an additional 1,572,700 common shares were reserved in December 1999 (subject to ratification by the Company's shareholders at the annual general meeting currently scheduled for June 2000). Options granted under the Plan will be either incentive share options or nonstatutory share options and will have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees and directors. The Company's Compensation Committee of the Company's Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of the Company, including directors (whether or not they are employees) and executive officers of the Company or affiliated companies. The Plan will terminate on December 1, 2008, unless sooner terminated by the Board of Directors.

     In August 1999 and September 1999, the Company granted nonstatutory share options for 292,400 and 623,600 shares, respectively, at an exercise price of $3.501. On November 1, 1999, the Company granted additional share options for 1,030,200 common shares to employees at an exercise price of $9.00

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

11. SHARE OPTION PLAN (CONTINUED)
per share. In December 1999, the Company granted additional share options for 490,550 and 1,051,120 common shares to employees at exercise prices of $9.00 and $16.00, respectively, per share. These options vest 30% after the first year, 30% after the second year, and 40% after the third year.

     In October 1998, the Company granted nonstatutory share options for 322,400 shares at an exercise price of $1.613, the fair value of the shares at the time of grant. These options vest 30% after the first year, 30% after the second year, and 40% after the third year.

     A summary of the status of the option plans as of and the changes during each of the years with activity through the year ended December 31,1999 is presented below:

                                                                                 OPTIONS EXERCISABLE
                                                  OPTION PRICE PER SHARE     ----------------------------
                                     NUMBER OF   -------------------------   NUMBER OF   WEIGHTED AVERAGE
                                      SHARES      LOW     HIGH    WEIGHTED    SHARES      EXERCISE PRICE
                                     ---------   -----   ------   --------   ---------   ----------------
Granted 1998.......................    322,400   $1.61   $ 1.61    $1.61          --             --
                                     ---------
Outstanding December 31,1998.......    322,400   $1.61   $ 1.61    $1.61          --             --
Granted 1999.......................  3,487,870   $3.50   $16.00    $9.67          --             --
Exercised 1999.....................    (67,240)  $1.61   $ 3.50    $1.73          --             --
Cancelled 1999.....................    (48,500)  $3.50   $ 9.00    $5.46          --             --
                                     ---------
Outstanding December 31,1999.......  3,694,530   $1.61   $16.00    $9.16      77,748          $1.61
                                     =========

     The following table summarizes information concerning outstanding options at December 31, 1999:

                                      OPTIONS OUTSTANDING               OPTION EXERCISABLE
                               ---------------------------------   ----------------------------
                                   WEIGHTED
                                   AVERAGE           WEIGHTED                       WEIGHTED
                   NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
EXERCISE PRICE   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   OUTSTANDING   EXERCISE PRICE
--------------   -----------   ----------------   --------------   -----------   --------------
   $ 1.613          259,160       8.75 years           1.613         77,748          $1.613
   $ 3.501          880,800       9.64 years           3.501             --              --
   $ 9.000        1,503,450       9.89 years           9.000             --              --
   $16.000        1,051,120       9.94 years          16.000             --              --

     The Company applies APB No. 25 and related interpretations in accounting for its share options plan to employees as described in Note 3. In connection with the granting of share options in 1999, the Company recorded total deferred share-based compensation of approximately $13,992. Total deferred share-based compensation is being amortized for financial reporting purposes over the respective vesting periods of the share options. The amount recognized as expense during the year ended December 31, 1999 totaled approximately $2,042.

     For purposes of pro forma disclosures prescribed by SFAS No. 123, the fair value of the options granted in 1999 was estimated using the minimum value method for public entities with the following assumptions: no dividend yields; no volatility; risk-free interest rate of 7.0%; and an expected term of 3 years. If compensation cost had been determined based on the fair value at the date of grant consistent with the requirement of SFAS No. 123, the Company's net loss and comprehensive loss would have

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

11. SHARE OPTION PLAN (CONTINUED)
increased by approximately $8 ($0.002 per share basic and diluted) and $530 ($0.039 per share basic and diluted) during the years ended December 31, 1998 and, 1999, respectively.

12. CLASS A CONVERTIBLE PREFERRED SHARES

     The Company previously had outstanding Class A convertible preferred shares, each of which shares were converted into two common shares on December 15, 1999 (the date of the Company's initial public offering). The Company had issued such Class A convertible preferred shares during 1999 as follows:

     PRIVATE PLACEMENT -- On July 7, 1999, the Company completed a private placement of 5,477,088 Class A Convertible Preferred Shares (the "Class A Convertible Preferred Shares") at $7.00186 per share for $35,837 (net of offering costs of $2,513) under a stock purchase agreement. In addition, the Company entered into an arrangement whereby it agreed to issue 856,916 Class A Convertible Preferred Shares in return for $6,000 in advertising time credit on media networks owned and controlled by Washburn Enterprises, Inc., an affiliate of one of our shareholders. Such advertising must be utilized during an eighteen-month period following the closing date of the private placement. The Company is required to issue and deliver the number of Class A Convertible Preferred Shares equal to the advertising time incurred on a quarterly basis with all remaining shares being issued at the end of the eighteen-month period, irrespective of the use of the advertising credits. The Company is recognizing advertising expense based on the fair value of such shares at the date of the agreement as the advertising credits are used. As of December 31, 1999, the Company has approximately $4,800 of unused advertising credits as is reflected in prepaid advertising and other expenses. Additionally, no shares have been issued under the agreement with Washburn Enterprises, Inc and, accordingly, a liability to issue those shares has been included in shareholders' equity as of December 31, 1999. The Company has also agreed to purchase at least $4,000 of advertising time on the media networks owned by affiliates of Washburn Enterprises, Inc. in return for Washburn's commitment to purchase at least $2,000 of advertising time on the websites maintained by the Company and its subsidiaries. As agreed in connection with the private placement, the Company is required to pay annual monitoring fees to certain investor groups and annual directors' fees to certain directors amounting to $600 per annum in the aggregate. In addition, the Company issued to the placement agent a warrant exercisable for the purchase of approximately 239,936 common shares for $1.

     PREFERRED STOCK/BARTER ARRANGEMENT -- On August 31, 1999, the Company entered into an agreement relating to a three-year investment and reciprocal advertising arrangement with TV Azteca, S.A. de C.V. ("TV Azteca"), a major Mexican television network. Under this agreement, the Company will receive, over a three-year period beginning in July 1999, $3,500 of advertising time on TV Azteca's networks (which amounts shall be based on rates actually charged to similarly situated clients of TV Azteca at the time), in return for 355,478 shares of Class A Convertible Preferred Shares issued on August 31, 1999 at the same price per share as in the July 1999 private placement. Prepaid advertising was recorded in the accompanying consolidated balance sheet at the time the shares were issued based on the fair value of the shares.

     FRAMEWORK AGREEMENT -- On August 4, 1999, the Company entered into an agreement with IMPSAT which included the private placement of 3,070,615 Class A Convertible Preferred Shares at $7.00186 per share for $21,500.

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

13. CLASS B CONVERTIBLE PREFERRED SHARES

     On November 16, 1999, the Company completed a private placement of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. The Class B convertible preferred shares have an annual dividend rate of 8%. Each Class B convertible preferred share will automatically convert, on June 15, 2000, into one common share. The discount between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share is being amortized as a deemed dividend during a six-month period.

14. COMMITMENTS AND CONTINGENCIES

     The Company has entered into an agreement, for a term of two years with renewal options, with a renowned baseball player whereby such baseball player granted the Company the exclusive right to use such player's name and likeness on the Company's websites for the development of joint marketing campaigns, promotions, research and e-commerce operations. The Company will pay this baseball player $1,000 cash in four installments of $250. As of December 31, 1999, $750 remained to be paid in future installments. In addition, the Company issued this baseball player 25,000 common shares of the Company, and this baseball player is entitled, on or before January 31, 2001, to purchase an additional 25,000 common shares at the closing price on January 29, 2001 (or the prior day if that one day is a holiday) less 25%. Approximately $1,458 is included in Other Assets and $ 980 is included in Accrued and other liabilities in the accompanying consolidated balance sheet as of December 31, 1999 to account for all of the provisions of this agreement. The Other Asset will be amortized on a straight-line basis over a two-year period. The initial amount of the discount will be remeasured, on a quarterly basis, based on the fair value of the common shares as of the end of each fiscal period.

     The Company has entered into employment agreements with various members of management for periods extending for three years. Minimum annual compensation approximates $3,091 in the aggregate.

     The Company leases several facilities under non-cancelable leases for varying periods through May 2004. Some of the Company's directors have from time to time guaranteed short-term indebtedness or other obligations of the Company.

     On August 4, 1999, the Company entered into a framework agreement with IMPSAT for the purchase of IMPSAT's retail dial-up access customers in Argentina, Brazil and Colombia for $21,500. The transactions for Argentina and Brazil have been completed. The Colombia transaction was consummated in April 2000 (see Note 15).

     Rent expense for these operating leases was approximately $20, $144 and $511 for the years ended December 31, 1997, 1998 and 1999, respectively.

                        EL SITIO, INC. AND SUBSIDIARIES

        FROM JULY 16, 1997 THROUGH DECEMBER 31, 1997 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Future minimum payments under the various operating leases are as follows:

              YEAR ENDED DECEMBER 31,
              -----------------------
2000................................................  $1,061
2001................................................   1,119
2002................................................   1,102
2003................................................   1,085
2004 and thereafter.................................     536
                                                      ------
Total minimum lease payments........................  $4,903
                                                      ======

15. SUBSEQUENT EVENTS

     STRATEGIC ALLIANCES -- In February 2000, the Company entered into a strategic alliance in Uruguay and a letter agreement to establish a strategic alliance in Chile with entities affiliated with two different major shareholders. These strategic alliances will include exchange of content, services and advertising in exchange for the issuance of 62,500 shares and 166,667 shares to the Uruguay and Chile entities, respectively. These strategic alliances will be accounted for using the fair value of the shares issued.

     ACQUISITIONS -- In early March 2000, the Company entered into a definitive agreement to acquire DeCompras.com, Inc., an e-commerce company that targets Mexico and Mexican-Americans located in the United States. Under the terms of the agreement, the Company will issue to shareholders of DeCompras.com an aggregate of 1.75 million of common shares and pay $7 million in cash. This acquisition is expected to close in the second quarter of 2000, subject to completion of satisfactory due diligence reviews and other conditions precedent.

     COLOMBIA IMPSAT ACQUISITION -- In April 2000, the Company completed the acquisition of IMPSAT's retail dial-up access customers in Colombia for $2,300 (subject to purchase price adjustments).

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          EL SITIO, INC.

                                          /s/ HORACIO MILBERG
                                          --------------------------------------
                                          Horacio Milberg
                                          Chief Financial Officer

                                          Date: May 1, 2000