Form 20-F
period 2000-12-31
EL SITIO INC
filed 2001-07-02
CIK 1094560

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                   FORM 20-F
(Mark One)

[ ] REGISTERED STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the fiscal year ended December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________.

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

                           45,242,304 Common Shares

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

                               TABLE OF CONTENTS

                                                                         Page

INTRODUCTION................................................................1

PART I......................................................................3

    Item 1.   Identity of Directors, Senior Management and Advisors.........3
    Item 2.   Offer Statistics and Expected Timetable.......................3
    Item 3.   Key Information...............................................4
    Item 4.   Information on the Company...................................16
    Item 5.   Operating and Financial Review and Prospects.................27
    Item 6.   Directors, Senior Management and Employees...................39
    Item 7.   Major Shareholders and Related Party Transactions............45
    Item 8.   Financial Information........................................49
    Item 9.   The Offer and Listing........................................49
    Item 10.  Additional Information.......................................50
    Item 11.  Quantitative and Qualitative Disclosures About Market Risk...55
    Item 12.  Description of Securities Other Than Equity Securities.......55

PART II....................................................................56

    Item 13.  Defaults, Dividend Arrearages and Delinquencies..............56
    Item 14.  Material Modifications to the Rights of Security Holders
              and Use of Proceeds..........................................56
    Item 15.  [Reserved]...................................................56
    Item 16.  [Reserved]...................................................56
    Item 17.  Financial Statements.........................................56

PART III...................................................................57

    Item 18.  Financial Statements.........................................57
    Item 19.  Exhibits.....................................................57






                                    (i)

                     [This Page Intentionally Left Blank.]



























                                   (ii)

                                 INTRODUCTION

           This annual report on Form 20-F for the year ended December 31, 2000 also constitutes our annual report to shareholders and includes our audited consolidated financial statements at December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000.

           We completed the initial public offering of our common shares in December 1999. We also listed our common shares on The Nasdaq National Market under the symbol "LCTO" in that month.

           On October 30, 2000, we entered into a combination agreement with Carlyle Investments LLC and Carlton Investments LLC, which are the assignees of Newhaven Overseas Corp. and members of the Cisneros Group; Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America
Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; and Ibero-American Media Partners II, Ltd., which is controlled by members of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated. Upon completion of the proposed transaction, we will become a subsidiary of Claxson
Interactive Group Inc., a newly formed British Virgin Islands company. Claxson will also include media assets contributed by Ibero-American Media Partners.
In addition, Claxson will include other media assets contributed by members of the Cisneros Group. Under the original terms of the combination agreement, our shareholders (excluding Ibero-American Media Partners) would have received approximately 34% of the outstanding Class A common shares of Claxson in exchange for their common shares of our company.

           In May 2001, the other parties to the combination agreement informed us that they were evaluating their rights under the agreement, including whether the conditions precedent to closing of the transaction could be fulfilled. After evaluating market conditions, trends affecting Internet companies, other possible options to realize shareholder value, the effect of changes in our business on the obligation of the parties to go forward with the transaction and other factors, we entered into extensive negotiations with the other parties to the combination agreement concerning possible revised terms for the transaction. During the course of these negotiations, the other parties indicated that they believed that a material adverse effect (as defined in the original combination agreement) had occurred with respect to our company and that, as a result, they had a basis for not proceeding with the transaction. The negotiations concluded with each party agreeing, in principle, to revise the terms of the transaction to provide, among other terms, that our shareholders (excluding Ibero-American Media Partners) will receive approximately 20% of the outstanding Class A common shares of Claxson in exchange for their common shares of our company. Our board of directors, after receiving a fairness opinion from our outside financial advisor, as to the fairness from a financial point of view to our shareholders (excluding Ibero-American Media Partners) of the revised terms of the transaction, concluded that those terms are in the best interest of our shareholders and approved the revised terms of the transactions. On June 26, 2001, the parties entered into an amendment to the combination agreement, which provided for revised terms for the transaction as described in this annual report under
Item 4. "Information on the Company -- The Proposed Transaction".

           The proposed transaction is a related party transaction because Ibero-American Media Partners is a significant shareholder of our company, and representatives of members of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated serve as directors of our company.

           In this annual report, we refer to Claxson Interactive Group Inc. as "Claxson", to the proposed transaction as the "proposed Claxson transaction", to the combination agreement as amended as the "combination agreement". We also sometimes refer to Carlyle Investments LLC and Carlton Investments LLC as "Carlyle/Carlton" and to the funds affiliated with Hicks, Muse, Tate & First Incorporated as "Hicks Muse".

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

Special Note Regarding Forward-Looking Statements

           This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. "Key Information -- Risk Factors", Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, the proposed Claxson transaction, proposed dispositions, and other expectations, intentions and plans contained in this annual report that are not historical fact.

           When used in this annual report, the words "expects", "anticipates", "intends", "plans", "may", "believes", "seeks", "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, those set forth under
Item 3. "Key Information -- Risk Factors". In light of the many risks and uncertainties surrounding our business, results of operations, financial condition and prospects, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

                                    PART I

Item 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

           Not applicable.

Item 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable.

Item 3.       KEY INFORMATION

SELECTED FINANCIAL DATA

           The following financial data should be read in conjunction with the consolidated financial statements and Item 5. "Operating and Financial Review and Prospects". The selected balance sheet data at December 31, 1999 and 2000 and the selected statement of operations data for the years ended December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We prepare our financial statements in U.S. dollars in accordance with accounting principles generally accepted in the United States, which is commonly called "U.S. GAAP".


                                                               Period from
                                                               July 1, 1997
                                                                 (Date of
                                                                Inception)
                                                                 through
                                                               December 31,                  Year Ended December 31,
                                                                   1997              1998              1999             2000
                                                               ------------          ----              ----             ----
                                                                (In thousands of U.S. dollars, except per share and share data)

Statement of Operations Data:
Net revenues.................................................  U.S.$    267      U.S.$    780      U.S.$  6,861     U.S.$ 35,494
                                                               ------------      ------------      ------------     ------------
Operating expenses:
     Cost of goods sold - e-commerce.........................            --                --                --            4,530
     Product, content and technology.........................           221             1,556             8,237           25,940
     Marketing and sales.....................................           142               674            20,656           50,725
     Corporate and administration............................           727             1,940            10,216           26,696
     Depreciation and amortization...........................            81               107             2,100           12,958
     Merger and restructuring expenses.......................            --                --                --            5,541
                                                               ------------      ------------      ------------     ------------

Total operating expenses.....................................         1,171             4,277            41,209          126,390
                                                               ------------      ------------      ------------     ------------
Operating loss...............................................          (904)           (3,497)          (34,348)         (90,896)
Total other income (expense).................................          (110)              (20)              765            5,093
Provision for non-U.S. income taxes..........................            --                --                --             (256)
                                                                  ---------      ------------      ------------     ------------
Net loss.....................................................        (1,014)           (3,517)          (33,583)         (86,059)
Dividends on Class A and Class B convertible preferred shares            --                --            (2,744)          (7,243)
                                                               ------------      ------------      ------------     ------------

Net loss attributable to common shareholders.................  U.S.$ (1,014)     U.S.$ (3,517)     U.S.$(36,327)    U.S.$(93,302)
                                                               ============      ============      ============     ============

Basic and diluted net loss per common share..................  U.S.$ (10.14)     U.S.$  (1.15)     U.S.$  (2.66)    U.S.$  (2.20)
                                                               ============      ============      ============     ============

Shares used in computing basic and diluted loss per common
     share....................................................      100,000         3,050,000        13,681,306       42,400,487

Balance Sheet Data (at period end):
Cash and cash equivalents (including investments available
     for sale)................................................ U.S.$     89      U.S.$    246      U.S.$160,029     U.S.$ 62,668
Total assets..................................................          396             1,481           201,920          137,118
Working capital (deficit).....................................       (1,146)              (42)          154,357           63,930
Total liabilities.............................................        1,360               712            19,281           20,981
Class B convertible preferred shares..........................           --                --             8,967               --
Shareholders' equity (deficit)................................         (964)              769           173,672          116,137

Other Financial Data:
Cash flow from operating activities...........................         (875)           (3,220)          (22,832)         (77,384)
Cash flow from investing activities...........................         (261)             (733)          (23,160)         (29,915)
Cash flow from financing activities...........................        1,225             4,110           205,668               67


RISK FACTORS

           An investment in our common shares involves a high degree of risk. Investors in our common shares should carefully consider the following risk factors and the other information in this annual report.

           We have entered into the combination agreement under which we would become a subsidiary of Claxson. Consequently, the principal risks to our company currently relate to completion of the proposed Claxson transaction and will, upon completion of that transaction, relate to Claxson and its business, results of operations, financial condition and prospects. For a discussion of the risks associated with an investment in Class A common shares of Claxson, we refer you to Claxson's Registration Statement on Form F-4 (Registration No. 333-13062).

Risks Related to the Proposed Claxson Transaction

Any failure to complete the proposed Claxson transaction, or delay in the completion of that transaction, could cause us to incur substantial costs and negatively affect our results of operations and competitive position.

           If the proposed Claxson transaction is not completed on a timely basis or at all, our business, results of operations, financial condition and prospects could suffer negative consequences, including, among others, the following:

           o advertisers and strategic partners may delay or defer decisions to renew or enter into relationships with us, which could have a material adverse effect on our revenues;

           o our current and prospective employees may experience uncertainty about our future and their roles with the company and accept employment elsewhere;

           o covenants in the combination agreement may impede our ability to make acquisitions or complete other transactions pending completion of the transaction, putting us at a competitive disadvantage;

           o substantial fees and expenses related to the transaction, such as financial, advisory, legal and accounting fees and disbursements, must be paid even if the transaction is not completed; and

           o if the transaction is terminated and our board of directors determines to pursue another transaction, we may not be able to find a partner on terms as attractive as those provided for in the combination agreement.

Any of these effects, or the failure to complete the proposed Claxson transaction on a timely basis or at all, could adversely affect the market price of our common shares.

We would fail to achieve anticipated benefits if the proposed Claxson transaction does not close.

           If the proposed Claxson transaction is not completed for any reason, we would fail to achieve the anticipated benefits of the transaction, including:

           o increasing revenues from subscribers, advertising, e-commerce and other sources;

           o integrating the systems, personnel and operations of Claxson's constituent companies, which operate in different businesses and locations;

           o hiring, retaining and assimilating key personnel for each company; and

           o developing new businesses and providing additional services that benefit from the combined assets and resources of Claxson's constituent companies.

           In addition to failing to receive the future benefit of the proposed Claxson transaction, the failure of that transaction may adversely affect our company's ability to achieve any other strategic transaction in the current market environment. Consequently, our company would remain a stand-alone Internet media company, subject to all the risks identified under "Risks Related to Our Company".

Risks Related to Our Company

We have been in business for a relatively short period of time, so your basis for evaluating our company is limited.

           We have a limited operating and financial history upon which investors can base evaluation of an investment in our common shares. We are subject to the risks, uncertainties and problems frequently encountered by companies in early stages of operations, particularly companies in new and rapidly developing markets. In addition, Internet-based businesses, such as ours, continue to evolve in a rapid and unpredictable manner. These risks, uncertainties and problems include, among others, the following:

           o any failure to continue to develop and extend the El Sitio (O Site in Brazil) brand;

           o any inability to maintain and increase levels of traffic on our websites;

           o any inability to meet minimum guaranteed impressions under our advertising agreements;

           o    any failure to anticipate and adapt to developing markets;

           o any inability to upgrade and develop our systems and infrastructure and attract or retain needed personnel in a timely and effective manner;

           o any failure of our network to handle efficiently our web traffic;

           o    any failure to manage rapidly changing operations; and

           o the level of use of the Internet and online services and consumer acceptance of the Internet and other online services.

We have recently revised our business strategy, but we may fail to implement successfully this strategy.

           Our company, like other companies in the Internet sector, was adversely affected in 2000, as broad expectations for rapid growth of the Internet sector were not realized. Although we continued to achieve revenue growth in 2000, we responded to market conditions by modifying our strategy to concentrate on our core media-related website business. After we entered into the combination agreement to create Claxson, our strategic focus has shifted away from our connectivity services and e-commerce businesses. We recently sold our connectivity services business in Argentina and plan to sell our connectivity services businesses in Colombia and Brazil. We also intend to discontinue the operations of DeCompras.com, Inc. and DeCompras.com, S.A. de C.V. (together, "DeCompras.com") our e-commerce business, during the third quarter of 2001. Our current strategy remains unproven and may not be successful, and, if not successful, we may not be able to modify it in a timely and successful manner in the evolving Internet industry.

We have a history of losses and expect to continue to incur losses for the foreseeable future.

           We have not achieved profitability to date. We will continue to incur losses and negative cash flow from operations on a quarterly and annual basis as we fund operating and capital expenditures in areas such as content and technology development, marketing and brand promotion, if any, and general corporate expenditures. The extent of these losses will depend, in part, on the level of our revenues. We cannot assure you that our losses will not further increase in the future or that we will ever achieve or sustain profitability.

           We anticipate that our financial performance for 2001, on a stand-alone basis without giving effect to the proposed Claxson transaction, will be negatively affected by global trends affecting Internet companies. In particular, we have been experiencing declines in net revenues from advertising due in part to generally decreased expenditures by advertisers for Internet-based advertising activities and also due to lower traffic on our network resulting, in part, from decreased expenditures by us on marketing, branding and advertising. In addition, our results of operations for 2001 will be adversely affected by write-offs relating to the sale of our connectivity services businesses and our intention to discontinue the operations of DeCompras.com, our e-commerce business.

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

           We must continue to develop and extend our El Sitio (O Site in Brazil) brand. Brand loyalty is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Spanish- and Portuguese-language websites targeting Latin America and the U.S. Spanish-speaking market increases. We intend to devote available resources for marketing campaigns, both online and in traditional media, to promote our brand. If our marketing efforts are unsuccessful, we may fail to establish and maintain El Sitio and O Site as leading brands in our markets. We cannot assure you that our branding initiatives and expenditures for this purpose will prove effective.

           Our ability to promote and enhance our brand will also depend on our efforts to provide high quality content, features and functionality. If we fail to promote successfully our brand, or if users or advertisers do not perceive our services to be of high quality, the value of our brand could be diminished, which would have a material adverse effect on our company.

We are in the process of selling our connectivity services businesses and intend to discontinue our e-commerce operations, which will significantly reduce our sources of revenues.

           We acquired the retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Argentina, Brazil, and Colombia in October 1999,
November 1999 and April 2000, respectively. On October 30, 2000, we announced our intention to sell our connectivity services businesses in all three countries. In June 2001, we sold our connectivity services business in Argentina for U.S.$1.4 million to Netizen S.A. These sales will result in losses for our company.

           In May 2000, we acquired DeCompras.com, Inc., our e-commerce business that targets Mexico and Mexican-Americans located in the United States. See Item 4. "Information on the Company -- E-Commerce". In anticipation of completion of the proposed Claxson transaction, we have determined not to devote the financial and other resources required to further develop DeCompras.com. As a result, we intend to discontinue the operations of DeCompras.com during the third quarter of 2001.

           While the sale of our connectivity services businesses and the future discontinuance of operations of DeCompras.com will have a favorable effect on our short-term liquidity and capital resource requirements, these actions will significantly reduce our sources of revenues. Connectivity services and e-commerce accounted, in the aggregate, for U.S.$14.1 million of our total net revenues in 2000, representing 39.8% of our total net revenues for the year. These actions will also adversely affect our results of operations in 2001, as we will incur significant write-offs in respect of the book values of these operations.

We must increase our advertising and other revenues in cash in order to develop our business.

           As a network of websites, our business model is predicated, in part, upon our ability to increase our advertising revenues from multinational and local advertisers, which has become more difficult in the current market conditions. Our future advertising revenues will depend, among other factors, on:

           o the level of acceptance that Internet advertising achieves in Latin America and the growth of the aggregate amount spent on Internet advertising in our markets;

           o the market recognition and prestige of our brand and trademarks;

           o    the attractiveness of our advertising pricing schedules;

           o the effectiveness of our advertising sales personnel in each of our markets; and

           o our ability to maintain and expand our community of users in our markets.

We are not dependent on any single major advertiser. However, the loss of major advertisers could have a material adverse effect on our company.

           We have received a significant portion of our historical net revenues from reciprocal services arrangements, pursuant to which we exchange advertising space on our network for advertising space on television and radio or for telecommunications services, in lieu of cash payments. In 2000, we derived advertising revenues valued at approximately U.S.$4.6 million, or 13.0% of our total net revenues for that year, from these non-cash reciprocal services arrangements. In 1999, we derived approximately U.S.$1.3 million, or 19.0% of our total net revenues, from these arrangements. We expect that non-cash revenues from reciprocal services arrangements will continue to account for a significant, though decreasing, portion of our revenues in the foreseeable future.

We may experience fluctuations in revenues and overall results of operations, which could adversely affect our ability to develop our businesses.

           Our revenues and overall financial performance are likely to fluctuate significantly as a result of numerous factors, many of which are outside of our control, including the following:

           o    the level of demand for Internet advertising packages;

           o the addition or loss of advertisers and the advertising budgeting cycles of individual advertisers;

           o    costs relating to the introduction of new content and services;

           o    our ability to manage expansion into new market segments;

           o our ability to upgrade and develop our systems and infrastructure; and

           o general economic conditions and other conditions relating to the media industry.

Because of these factors, our future financial performance may fall below our expectations or the expectations of financial analysts or investors, which could negatively affect the market price of our common shares.

We must maintain access to quality content provided by third parties in order to develop our user and subscriber base.

           Although we seek to produce or edit a substantial portion of the content for our websites, we continue to rely upon third parties, such as Reuters and The Weather Channel, to provide global content to complement our own content and thus make our websites more attractive to users and, by extension, advertisers. Most of our arrangements with third-party providers of content are not exclusive, are short-term and may be terminated at the discretion of the other party. Any termination of a substantial number of these content-related arrangements could have an adverse effect on our company.

We must further develop strategic relationships to strengthen our competitive position.

           We continue to seek to establish strategic relationships with leading content producers, media companies and other providers. To date, many of our key strategic relationships have been with our shareholders and their affiliates. See Item 4. "Information on the Company -- Business and Strategic Relationships". Our future development will depend upon maintaining our existing strategic relationships as well as our ability to establish new relationships.

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

           We make our websites available using servers located at the server farm facilities of Exodus Communications in Virginia, IMPSAT Brazil in Sao Paulo and IMPSAT Fiber Networks, Inc. in Miami, Florida. See Item 4. "Information on the Company -- Technology". Any failure by Exodus
Communications, IMPSAT

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

           We are likely to have difficulty in obtaining additional equity or debt financing as required to implement our business plan. Our ability to obtain required additional financing on satisfactory terms will be subject to a number of factors, including, without limitation, the following:

           o    investor sentiment toward Internet media companies;

           o our actual or anticipated results of operations, financial condition and cash flow;

           o investor sentiment towards companies conducting business in Latin America; and

           o    generally prevailing market conditions.

           If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders could be substantially reduced, and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common shares. If additional funds are raised through the issuance of debt securities, these securities would have some rights, preferences and privileges senior to those of the holders of our common shares, and the terms of this debt could impose restrictions on our operations and result in significant interest expense to us.

           In the event that we are unable to raise sufficient financing on satisfactory terms and conditions in the future, our company would be materially and adversely affected.

We must retain key managers and require additional qualified personnel to develop our business in an industry in which it is difficult to attract and retain qualified personnel.

           Our future performance depends, in large part, on the continued service of our senior management, including, in particular, Roberto Vivo-Chaneton, co-founder and chairman of our company. The loss, for any reason, of the services of Mr. Vivo-Chaneton or other members of our senior management could have a material adverse effect on our company.

           The development of our business also requires that we hire and retain highly qualified personnel. We cannot assure you that we will be able to retain our key personnel or to attract and retain additional highly qualified personnel in the future. If we fail to attract and retain necessary personnel, our company could be adversely affected.

We are controlled by a small group of existing shareholders whose interests may differ from those of other shareholders.

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

           Commercial and other transactions between our company, on the one hand, and our directors, officers and controlling shareholders and their affiliates, on the other, create the potential for, or could result in, conflicting interests. These relationships may give rise to conflicts of interest from time to time relating to contracts, corporate opportunities and use of directors' time and expertise. See Item 7. "Major Shareholders and Related Party

Transactions". We intend to enter into all related party transactions on an arm's length basis (measured against terms that would be offered by an unaffiliated third party). We cannot assure you, however, that these future transactions will be free of conflicting interests.

           The proposed Claxson transaction is a significant pending related party transaction to which we are a party. Ibero-American Media Partners is a major shareholder of our company and representatives of its controlling shareholders, which are members of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated, serve as directors of our company. Members of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated hold, or may in the future acquire, interests in other Internet-based businesses in our markets, some of which may compete with our company. In particular, members of the Cisneros Group own a substantial interest in AOL Latin America, which is an Internet service provider in Latin America.

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

           We also depend upon technology licensed from third parties for chat, homepage creation and search capabilities and related web services. Any dispute with the licensor of a particular technology may result in our inability to continue to use that technology. In addition, we cannot be certain that our technology, products, business methods or services do not or will not infringe valid patents or other intellectual property rights held by third parties. If a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending our company against third-party infringement claims, regardless of the merit of those claims. Successful infringement claims against us could result in substantial monetary liability and/or being prevented by a court from conducting all or a part of our business that falls within the scope of the asserted patent, leading to substantial expenditures to redesign and/or license technology.

Our results of operations may fluctuate due to seasonality.

           The level of use of our network may be seasonal in nature. Internet usage in Latin America may be lower during the first calendar quarter of the year because:

           o    it includes the summer months in much of Latin America;

           o many people in South America take vacations during these months; and

           o    schools and universities are generally closed.

           Our advertising revenues may also be subject to seasonal fluctuations. Advertisers in traditional media tend to spend less in the first and second calendar quarters.

           We believe that seasonality will affect our overall financial performance on an ongoing basis.

The multi-country nature of our business exposes us to additional international-based risks.

           We are subject to a broad range of risks inherent in businesses with operations in multiple countries, including, among others, the following:

           o    unexpected changes in laws and governmental regulations;

           o difficulties and costs of staffing and managing international operations;

           o    potentially adverse tax consequences;

           o    uncertain protection for intellectual property rights;

           o trade barriers for products and services which may be sold over our network;

           o    difficulties in maintaining and upgrading our systems;

           o    export or import restrictions and controls;

           o    currency fluctuation and exchange risks; and

           o economic, political and other conditions in the countries in which we currently, or may seek to, conduct business.

Any of these factors, many of which are outside our control, could have a material adverse effect on our company.

Risks Related to Our Industry

We operate in an extremely competitive market and compete with more developed companies that have greater resources.

           Many companies already provide website and online destinations targeted to Spanish- and Portuguese-speaking audiences in Latin America, the United States and elsewhere. Competition for users and advertisers and business partners is intense and is expected to increase significantly in the future, particularly because there are no substantial barriers to entry in our industry.

           We face competition on both regional and country levels from competitors, such as StarMedia, Terra Lycos and AOL Latin America (in Latin America and the United States), Clarin Digital (in Argentina), Universo Online (in Brazil) and T1MSN (in Mexico). We also face competition from Spanish- and/or Portuguese-language versions of services such as Yahoo! Our competitors may develop content that is better than ours or that achieves greater market acceptance. New competitors also may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition and significantly greater financial, marketing, technical and other resources than our company. Any significant loss of users to our competitors could have a material adverse effect on our company.

We will be adversely affected if the Internet does not become widely accepted as a medium for advertising and e-commerce.

           Advertising revenue is the principal component of our total revenues. In order for us to generate advertising revenue, advertisers and advertising agencies must direct a portion of their advertising budgets to the Internet and, specifically, to our network. Many of our current or potential advertisers have limited experience using the Internet to advertise or to sell their products and services and have not devoted a significant portion of their budgets to Internet-based advertising. Advertisers that have invested substantial resources in other media may be reluctant to adopt a new method that may limit or compete with their existing efforts. These businesses may find Internet advertising to be less effective for promoting and selling their products and services than is traditional print and broadcast media. We will be adversely affected if Internet advertising fails to develop or develops slowly in Latin America.

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

New laws and regulations could be adopted, and existing laws and regulations could be applied to the Internet and, in particular, to e-commerce. New and existing laws and regulations could cover issues, including, among others, the following:

           o    sales and other taxes;

           o    user privacy;

           o    pricing controls;

           o    characteristics and quality of products and services;

           o    consumer protection;

           o    cross-border commerce;

           o    libel and defamation;

           o    copyright, trademark and patent infringement; and

           o other claims based on the nature and content of Internet materials.

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

           We offer e-mail services, which expose us to potential liabilities or claims resulting from:

           o    unsolicited e-mail;

           o    lost or misdirected messages;

           o    illegal or fraudulent use of e-mail; or

           o    interruptions or delays in e-mail service.

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

           Internet usage could decline if any well-publicized compromise of security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. We cannot assure you that security measures implemented by us will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

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

Risks Related to Latin America

Our future success depends upon growth in use of the Internet in Latin
America.

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

           We currently operate in Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Our financial performance may be affected generally by inflation, exchange rates and controls, price controls, interest rates, changes in governmental economic policy, taxation and other political, economic or other developments in or affecting the Latin American countries in which we operate.

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

           Our reporting currency is the U.S. dollar. However, some advertisers in Latin America and customers of our connectivity services business in Brazil and Colombia may be billed in local currencies. In Brazil, for example, commercial billing is required to be in reais, the local currency. Our accounts receivable from these subscribers and advertisers will decline in value if the local currencies depreciate relative to the U.S. dollar. Similarly, any decline in the value of local currencies relative to the U.S. dollar is likely to reduce the U.S. dollar prices that we will be able to charge our advertisers. In addition, we may be subject to exchange control regulations which might restrict our ability to convert local currencies into U.S. dollars. Any imposition of exchange controls could adversely affect our company.

Risks Related to Our Common Shares

The market price of our common shares is volatile.

           The market price on The Nasdaq National Market for our common shares has been extremely volatile during much of 2000 and in 2001 to date. The market price has declined significantly from levels during the period immediately following the initial public offering. See Item 9. "The Offer and Listing".

           The market price of our common shares may be significantly affected by, among others, the following factors:

           o    our actual or anticipated results of operations;

           o new services or products offered, or new contracts entered into, by our company or our competitors;

           o changes in, or our failure to meet, securities analysts' expectations;

           o legislative and regulatory developments affecting the Internet industry;

           o developments in the Internet industry and technological innovations;

           o    investor perceptions of investments relating to Latin America;
                and

           o    general market conditions and other factors beyond our control.

           U.S. and non-U.S. stock markets have periodically experienced significant price and volume fluctuations that have especially affected the market prices of common shares of Internet companies. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our common shares.

Our common shares may fail to comply with the requirements for continued listing on The Nasdaq National Market, and any market for our common shares may be illiquid.

           Our common shares have had a relatively active trading market since our initial public offering in December 1999. However, on May 16, 2001, we received notification from The Nasdaq National Market that our common shares had failed to maintain a minimum bid price of U.S.$1.00 for 30 consecutive trading days as required by Nasdaq rules. The bid price for our common shares must close above U.S.$1.00 for ten consecutive trading days before August 14, 2001 in order for us to maintain the listing for our common shares on The Nasdaq National Market. If we are unable to maintain the listing of our common shares on The Nasdaq National Market, there will be no established trading market for these shares, and an active trading market is unlikely to be sustained in future periods.

We are likely to be a passive foreign investment company for 2001 and may also be a passive foreign investment company for subsequent years, which would subject U.S. holders of our common shares to adverse U.S. federal income tax consequences.

           We are likely to be a passive foreign investment company in 2001 for purposes of U.S. federal tax laws, and we may also be a passive foreign investment company in subsequent years. The determination of our status as a passive foreign investment company is based, among other things, on a valuation of our assets, including goodwill. In calculating goodwill, we value our total assets based on the market value of the common shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. While we believe our approach is reasonable, the relevant authorities in this area are unclear, so we cannot assure you that our determination that we are a passive foreign investment company is accurate. U.S. holders of shares of a passive foreign investment company are subject to special adverse tax rules in the United States as discussed under Item 10. "Additional Information--Taxation."

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

           We are a British Virgin Islands company, and a substantial portion of our assets is located outside of the United States. In addition, most of our directors and executive officers, as well as other persons controlling our company, reside or are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts predicated solely upon the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal or state securities laws. There is also doubt as to the enforceability of judgments of this nature in several of the jurisdictions in which we operate and our assets are located.

Item 4.       INFORMATION ON THE COMPANY

Overview

           We are an Internet media company providing localized and interactive content through a network of websites for Spanish- and Portuguese-speaking audiences in Latin America and the United States. We currently have, in addition to a global website, country websites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. We also currently offer branded retail dial-up Internet access, or "connectivity", services in Brazil and Colombia. In addition, we currently provide e-commerce services through DeCompras.com, an e-commerce business targeting Mexico and Mexican-Americans in the United States.

           In an effort to focus on our core Internet media business and reduce our short-term liquidity and capital resource requirements, we recently sold our connectivity services business in Argentina, plan to sell our connectivity services businesses in Colombia and Brazil, and intend to discontinue the operations of DeCompras.com during the third quarter of 2001.

           Our registered users (meaning users who have provided personal information such as name, e-mail address and address) grew from 634,000 persons at December 31, 1999 to 1.8 million persons at December 31, 2000. The number of pages viewed by our users on a quarterly basis increased from 270 million in the fourth quarter of 1999 to 686 million in the fourth quarter of 2000. In March 1999, we also commenced measuring unique visitors (meaning the number of different individual users in a given period). The number of unique visitors has increased from a monthly average of 2.7 million in the fourth quarter of 1999 to a monthly average of 4.2 million in the fourth quarter of 2000. We anticipate that page views, new registered users and unique visitors will decline significantly for most of 2001 from the levels of the fourth quarter of 2000. We attribute this decline, in part, to decreased expenditures by us on marketing, branding and advertising in the first half of 2001 in anticipation of completion of the proposed Claxson transaction.

           We believe that providing interactive and local content, supported by local marketing and sales personnel, will enable us to implement our goal of building user communities in Latin America and the United States and generate revenues from advertising and interactive marketing services.

           For information concerning the history and development of our company, see Item 5. "Operating and Financial Review and Prospects-- Overview".

The Proposed Claxson Transaction

           In mid-2000, our management and members of our board of directors began to consider whether a business combination or similar transaction would be advisable in light of trends and considerations affecting Internet companies at that time. In August 2000, representatives of Ibero-American Media Partners and Cisneros Television Group first approached our company to initiate preliminary discussions about the possibility of pursuing a broader transaction that would combine our businesses with the media, pay television, and broadcast television and radio businesses of Ibero-American Media Partners and Newhaven Overseas Corp., a member of the Cisneros Group. These discussions led to negotiations which culminated in our entering into the combination agreement on October 30, 2000, under which our company would be contributed to Claxson, a newly formed British Virgin Islands company, and our shareholders (excluding Ibero-American Media Partners) would receive 34% of the outstanding share capital of Claxson.

           In May 2001, the other parties to the combination agreement informed us that they were evaluating their rights under the agreement, including whether the conditions precedent to closing of the transaction could be fulfilled. After evaluating market conditions, trends affecting Internet companies, other possible options to realize shareholder value, the effect of changes in our business on the obligation of the parties to go forward with the transaction and other factors, we entered into extensive negotiations with the other parties to the combination agreement concerning possible revised terms for the transaction. During the course of these negotiations, the other parties indicated that they believed that a material adverse effect (as defined in the original combination agreement) had occurred with respect to our company and that, as a result, they had a basis for not proceeding with the transaction. The negotiations concluded with each party agreeing, in principle, to revise the terms of the transaction to provide, among other terms, that our shareholders (excluding Ibero-American Media Partners) will receive approximately 20% of the outstanding Class A common shares of Claxson in exchange for the common shares of our company. Our board of directors, after receiving a fairness opinion from our outside financial advisor, as to the fairness, from a financial point of view, to our shareholders (excluding Ibero-American Media Partners) of the revised terms for the transaction, approved those terms. On June 26, 2001, the parties entered into an amendment to the combination agreement. This amendment, among other things, provided that our shareholders (excluding Ibero-American Media Partners) will receive 20% of the outstanding Class A common shares of Claxson in exchange for their common shares in our company.

           We believe that Claxson will be an integrated provider of branded entertainment content for consumers in Latin America and in other areas of the world. Upon completion of the transaction, Claxon will combine assets in pay television, broadcast television and radio, and the Internet to create a media company with a portfolio of popular entertainment brands and multiple methods of distributing its content. Claxson's pay television business will include 13 pay television channels distributed to approximately 9.7 million pay television households in Latin America, which account for approximately 44.9 million channel subscribers through cable and direct-to-home television platforms. (Claxson will calculate the number of subscribers based on the number of channels received per household so that if, for example, a household receives five channels, it counts as five subscribers.) In addition, Claxson will own 80.1% of Playboy TV International, which includes branded pay television channels distributed in 47 countries and in 13 languages. Claxson's broadcast television and radio business will include the radio network with the largest audience, through eight radio stations, and the fourth largest broadcast television network in Chile. Claxson's Internet business will include, in addition to El Sitio, a 50/50 joint venture with ARTISTdirect, Inc. that plans to develop an online music portal, both targeted to Spanish- and Portuguese-speaking audiences in Latin America and the United States.

           The key terms of the proposed Claxson transaction, as revised by Amendment No. 1 to the combination agreement, include, among others, the following:

           o holders of our common shares (excluding Ibero-American Media Partners) will receive approximately 20% of the Class A common shares of Claxson outstanding after completion of the transaction (instead of 34% as provided under the original terms of the combination agreement), while Carlyle/Carlton and Hicks Muse will receive approximately 45% and 35%, respectively, of Claxson's Class A common shares;

           o Carlyle/Carlton and Hicks Muse have purchased 15,000,000 preferred shares of Claxson in accordance with the terms of the transaction. These preferred shares will be convertible at the option of the holders, commencing 12 months after completion of the transaction for a specified period, into Class A common shares of Claxson at a conversion ratio per share equal to the greater of U.S.$2.00 and the fair market value of one Class A common share of Claxson. These preferred shares also will, prior to such conversion, vote together with the Class A common shares at a deemed conversion ratio per share based upon the fair market value of one El Sitio common share on the day before completion of the transaction;

           o Carlyle/Carlton and Hicks Muse will receive an aggregate of U.S.$5 million in cash from one or more of the businesses being contributed by Ibero-American Media Partners prior to completion of the transaction;

           o Claxson's board of directors will have 12 directors, of whom four directors will be designated by Carlyle/Carlton, three will be designated by Hicks Muse, one will be designated by a group of El Sitio's founding shareholders and three will be independent directors. The remaining director position will be reserved for the Chairman and Chief Executive Officer of Claxson. Each of the parties will retain all or part of its respective director designation rights so long as it continues to hold 3% or more of Claxson's Class A common shares;

           o Mr. Roberto Vivo-Chaneton, who is Chairman of the Board of El Sitio, will be the initial Chairman of the Board and Chief Executive Officer of Claxson; and Messrs. Eric C. Neuman of Hicks Muse and Carlos Bardasano of the Cisneros Group will be Vice Chairmen;

           o the Claxson Class A common shares will not be required to be listed on The Nasdaq National Market or any other securities market as a condition to completion of the transaction, although the parties will use their best efforts to obtain a listing for the shares on The Nasdaq National Market; and

           o the combination agreement includes, among other provisions, representations and warranties, covenants and closing conditions, but does not contain any indemnification provisions among the parties.

           For a detailed description of the terms of the proposed Claxson transaction, we refer you to the following:

           o the combination agreement (filed as an exhibit to this annual report);

           o Amendment No. 1 to the combination agreement (filed as an exhibit to this annual report); and

           o Claxson's Registration Statement on Form F-4 (Registration No. 333-13062), including the preliminary proxy statement/prospectus of Claxson and our company comprising part of that registration statement.

Our Market Opportunity

           We believe that a large and growing market of Spanish- and Portuguese-speaking audiences exists in Latin America and the United States for Internet-based services, and that this market presents us with a significant opportunity. Latin America had a total population of approximately 478 million people at December 31, 2000. At that date, the United States had a total Hispanic population of more than 32 million people. The Spanish- and Portuguese-speaking audiences in Latin America and the United States together represent one of the fastest growing groups of Internet users.

           From our inception, our philosophy has been to "Think regional, be local." Consistent with this philosophy, we have launched a global website and country websites for seven countries in Latin America and the United States. We believe that the combination of country websites supported by in-country management, marketing, sales and content production personnel will enable us to implement our vision of building a leading Internet destination network for Spanish- and Portuguese-speaking audiences in Latin America, the United States and, over the long term, Spain and Portugal.

Our Strategy

           To achieve our goal of becoming a leading Internet destination network for Spanish- and Portuguese-speaking audiences in Latin America and the United States, and to take advantage of our market opportunity, we continue to implement a strategy consisting of the following principal elements:

    Completing the Proposed Claxson Transaction

           Our principal strategic objective is to complete the proposed Claxson transaction. Our board of directors has approved the combination agreement and recommends that our shareholders vote in favor of the transaction. In our view, the combination of the businesses that will comprise Claxson will create an integrated media company that will provide branded entertainment content for Spanish- and Portuguese-speaking consumers of traditional and new media. Taking advantage of the complementary nature of the combined assets and the experience of the combined management team, we believe that Claxson will achieve revenue growth and product diversification that will result in stronger financial and operating performance than any of its constituent businesses, including our company, could achieve on its own.

    Building Our Network

           We seek to build a leading network by:

           o Further Developing Country and Global Interactive Content. From our inception, we have focused on developing quality country and global interactive content. We also provide content to our viewers under agreements with well-known third-party content providers and vertical Internet portals. In addition, the community features on our websites are designed to encourage our users to interact with us and other users and contribute content to our network.

           o Incorporating Additional Community-Building Features. Our experience indicates user preference for interactive community-building features, such as chat, Cupido.net (which is an interactive meeting place for users), "en tu mail" (user-solicited e-mails containing original El Sitio content) and other interactive resources.

           o Strengthening Our Brand Identity. We have positioned our brand as being user-friendly, informative and entertaining. We believe that the essence of our brand is summed up in our marketing campaign theme: El Sitio: Tu Lugar en Internet ("El
                Sitio: Your Home on the Internet").

     Generating Revenues from Our Network

           We view increased advertising revenue-generation as a key to our long-term financial performance, and we seek to capitalize on our network to generate revenues by forging long-term one-on-one relationships with multinational and local advertisers. We are working to educate companies as to the commercial advantages of the Internet as an advertising medium, emphasizing the attractive demographics of Latin American Internet users, and thereby attract advertisers to our network. We have sales and marketing personnel dedicated to expanding our advertising revenues in each of our principal markets.

     Leveraging Strategic Relationships

           Our existing relationships with shareholders have been critical to the development of our business to date and to the combination agreement entered into to create Claxson. We intend to continue to leverage these relationships to enter into new strategic relationships to expand our network and enhance our content, marketing and sales. Our key strategic shareholders, including members of the Cisneros Group, funds affiliated with Hicks, Muse, Tate & Furst Incorporated, IMPSAT Fiber Networks, Inc. and SLI.com Inc., have facilitated a number of new commercial relationships, such as introductions to content providers and advertising customers. Two of these shareholders are also working with us on initiatives involving the production and distribution of broadband content.

Our Network

           Our network consists of country websites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela, as well as a global website. We also have marketing and sales teams in Argentina, Brazil, Chile, Mexico, the United States and Uruguay.

           We bring together global interactive features and local content that afford our users the dual advantages of the size and resources of a regional network and the local community features and interactive tools most useful to them. Operationally, this structure permits us to maximize economies of scale across multiple markets with differing content and features from a single global platform.

           Our global interactive content is produced by a team of programmers, designers, editors and marketing staff in Buenos Aires. This team generates proprietary global content and acquires or develops software required to offer the features that our market research indicates will most appeal to our users. In addition, we incorporate content from well-known third-party providers such as Reuters and The Weather Channel, as well as third-party Internet portals that pay us a fee to appear on our network. The global interactive content is adapted to take into account the preferences of users in our local markets.

    Content

           Our network of websites provides original proprietary and third-party content and user-friendly interactive resources to our local user bases. Our management believes that our targeted users are attracted by the following four "impulses", which we have highlighted in the design of our homepage in each localized website:

           o Current Events - Our staff transforms relevant daily current events in each local market into an interactive and entertaining experience. We also provide global and local third-party news coverage.

           o Relationships - We cover relationship topics that interest our users, such as love, family, friendship, society, sex and politics. This impulse is built around high-traffic channels such as Cupido.net and Mujer, Mujer.

           o Technology - Our staff produces technology-related content with both the new and the experienced Internet user in mind. Tutorials, guides and news about technology and the Internet are provided to help new users to navigate the Internet. We also cater to more experienced users by providing sophisticated materials, software and application downloads and technology-related news.

           o Entertainment - We provide entertainment-related content in areas such as music, fashion, television and movies and create an interactive environment for our users through interviews, polls, forums, video and photo productions. For example, our users participate in interviews with top models, noted musicians and television stars. In addition, we provide our users with a variety of games and contests on a daily basis.

           Our most popular interactive channels include:

           o Chat--provides entry to a "virtual community" in which our users interact in real-time discussions about topics such as sports, politics, relationships and current events.

           o Free e-mail - permits users to sign up for free e-mail services in Spanish, Portuguese or English through an agreement with USA Net, a provider of e-mail and messaging services.

           o El Sitio 3-D - allows a user to simultaneously access windows for audio, video, html and three-dimensional navigation capabilities through the user's Internet browser. El Sitio 3-D enables the user to navigate as a character inside a virtual world in which he or she can communicate and play games, while advertisers can transform their marketing offerings into virtual outdoor advertising spots and e-merchants can use three-dimensional presentations to sell their products.

           o Astrologia (Astrology) - includes studies and analysis on birth, early childhood, karma, horoscopes and compatibility.

           o Cupido.net - is an interactive meeting place on our network where users can search for and develop new friends or special relationships.

           o Mujer, Mujer - a channel targeted to women and devoted to topics such as sex, beauty, men, work, finance and consulting.

           o Mensajero On-Line (Messenger Online) - an instant messaging service in Spanish that allows users to connect with others surfing the same page.

    E-Commerce

           We believe that substantial numbers of businesses and consumers in Latin America will, over the long term, embrace the Internet as a viable marketplace for products and services. However, in anticipation of completion of the proposed Claxson transaction, we have determined not to devote the financial and other resources required to further develop De Compras.com, our e-commerce subsidiary. As a result, we intend to discontinue the operations of DeCompras.com during the third quarter of 2001. The discontinuance of these operations will have a favorable short-term effect on our liquidity and capital resources requirements, as DeCompras.com incurred average losses per month of U.S.$1.1 million during the seven months of 2000 that it was part of our company. In those seven months, DeCompras.com incurred aggregate losses of U.S.$7.7 million on total revenues of U.S.$5.1 million. In connection with the discontinuance of the operations of DeCompras.com, we estimate that in the second quarter of 2001 we will incur write-offs of approximately U.S. $18 million with respect to unamortized goodwill related to the DeCompras.com acquisition, fixed assets and inventories.

           Our network will continue to include a shopping guide. This guide provides links to other websites for online sales by local and U.S.-based e-merchants of books, flowers, music, gifts and technology products. We also provide a shopping help center dedicated to assisting users as they navigate the online buying process. We do not currently receive any transaction fees for transactions completed by merchants which use our network, but instead charge advertising rates for the placement of these merchants' banners within our network.

    Connectivity

           We entered the connectivity services business in the fourth quarter of 1999, when we acquired the retail dial-up access subscribers of IMPSAT Fiber Networks, Inc. in Brazil and Argentina. We completed the acquisition of IMPSAT's retail dial-up access subscribers in Colombia in April 2000. The agreements for these acquisitions provided for a total purchase price of U.S.$20.4 million. As a result of these acquisitions, we acquired an aggregate of approximately 76,000 subscribers.

           We did not acquire the telecommunications infrastructure, such as points-of-presence, switches and backhaul capacity, required to provide retail Internet dial-up access. We entered into renewable one-year services agreements with subsidiaries of IMPSAT Fiber Networks to provide the necessary infrastructure for its connectivity services operations.

           At December 31, 2000, we had an aggregate of approximately 75,000 subscribers for our connectivity services businesses. We consider a subscriber any customer who has entered into a contract to receive connectivity services for a monthly fee, as well as customers who receive service at no charge under promotional programs. In addition, our subscribers include customers who have been blocked from using our Internet services due to non-payment. Generally, we disconnect subscribers who are delinquent in the payment of their accounts for a period ranging from 60 to 90 consecutive days, depending on the country.

           On October 30, 2000, we announced our plan to sell our connectivity services businesses in Argentina, Brazil and Colombia in order to focus on our core Internet media business. The disposition of these businesses will have a favorable short-term effect on our liquidity and capital resources requirements. In 2000, these businesses incurred aggregate operating losses of approximately U.S.$4.1 million on net revenues of U.S.$9.0 million. However, we will, or expect to, incur write-offs and losses from the sale of these businesses because the sale prices are, or are likely to be, below the unamortized intangible asset related to the retail dial-up access subscribers.

           In June 2001, we sold our connectivity services business in Argentina to Netizen S.A. for U.S.$1.4 million, of which U.S.$1.3 million was paid in cash at closing with the balance to be paid in twelve equal monthly installments.

           We still intend to sell our connectivity services businesses in Colombia and Brazil.

Our Community

           Users accessing our websites are encouraged to register on either a full or partial basis:

           o full registration requires users to provide us with the user's name, e-mail address, home address, telephone number, occupation and other personal information; and

           o partial registration requires a user to provide only a name and e-mail address.

           To encourage full registration, some of our most popular features, such as private chat rooms, Cupido.net, free e-mail, Mensajero On-Line and participation in games and other promotions, require full registration. Once a user is registered, we are able to communicate with the user by e-mail and involve the user in its community.

           We currently generate our own statistics concerning our registered users, page views and unique visitors that are not audited. Prior to March 2001, the statistics concerning our page view data and unique visitors were audited by I/Pro.

           We track our user traffic principally on the following basis:

           o registered users - measures the cumulative number of users that have registered with our network by providing information such as name, e-mail address and address. Some of these registered users may no longer be active users. Most of our users have not yet registered with our network;

           o page views - measures the number of pages opened by our users in a given period and is a useful indicator for advertisers;

           o visits - measures the number of visits to our websites in a given period; and

           o unique visitors - measures the number of individual visitors in a given period; such that an individual user that visits our websites multiple times in the relevant period is only counted one time.

           The following table presents the evolution in our registered user base at quarter-end dates and total page views on a quarterly basis over the last four quarters ended December 31, 2000.


Quarter Ended                             Registered Users(1)                      Total Quarterly Page Views(2)
-------------                             ----------------                         --------------------------
March 31, 2000                                0.9 million                                   418 million
June 30, 2000                                 1.2 million                                   592 million
September 30, 2000                            1.6 million                                   523 million
December 31, 2000                             1.8 million                                   686 million
-------------
(1)    Unaudited.
(2)    Audited by I/Pro.

           Our registered users grew from 0.4 million at September 30, 1999 to
1.8 million at December 31, 2000. The number of unique visitors increased from a monthly average of 1.0 million in the third quarter of 1999 to 4.1 million in the fourth quarter of 2000.

           We anticipate that page views, new registered users and unique visitors for 2001 will decline significantly from the levels of the fourth quarter of 2000. Part of this decline will reflect our decreased expenditures on marketing, branding and advertising in 2001.

Marketing

           We depend upon advertising to develop our brand and to attract users to our websites.

           We incurred expenses for marketing, sales and advertising of approximately U.S.$20.7 million in 1999 and approximately U.S.$50.7 million in 2000. We anticipate that marketing, sales and advertising expenses will decrease significantly in the future, primarily as a result of reduced branding and advertising programs, reductions in marketing personnel and the reduced marketing expenses that will result from the sales of our connectivity services businesses. The reduction of our marketing, branding and advertising expenses in 2001 also reflects our initiatives to reduce costs and expenses in anticipation of our becoming part of Claxson.

           Our marketing strategy seeks, among other things, to build advertising relationships and generate revenues. Our sales force focuses on major advertisers and advertising agencies. We believe that relationships with Latin American advertising agencies are important because they influence advertising buying decisions by companies in the region.

Sales

           Advertising. At December 31, 2000, we had an internal marketing and sales organization of 89 professionals, who are based at our offices in Buenos Aires (33 persons, including both global and local Argentine personnel), Sao Paulo (15 persons), Mexico City (11 persons), Miami (11 persons), Montevideo (4 persons), Spain (2 persons), Santiago (8 persons) and Bogota (5 persons). In February 2001, we reduced the size of our marketing and sales organization to 57 professionals in anticipation of completion of the proposed Claxson transaction.

           A significant portion of our sales personnel's income is commission-based. We are also seeking representation agreements with advertising agencies for the sale of advertising space on our websites. Our sales personnel focus on both selling advertising on the websites and developing long-term strategic relationships with clients.

           We seek to attract corporate advertisers by educating and communicating with them regarding the benefits of the Internet as a business tool. Advertising on the Internet by Latin American companies is still in an early stage of development. Many Latin American companies have not developed a website or an Internet strategy and need advice on how to implement such a strategy.

           We offer a range of advertising options to our clients, including the following:

           o    banner and button advertising;

           o    channel sponsorships;

           o    sweepstakes and promotions;

           o    shared content deals;

           o    contextual links to merchandise;

           o    opt-in direct marketing/lead generation;

           o    e-mail sponsorship programs;

           o    pre-and post-campaign market research; and

           o    celebrity event sponsorships.

           We offer advertisers the option to display their advertisements on one or more of our localized websites, or on a regional or global basis. Advertisers also have the flexibility to specify the channels or the website pages on our network on which they wish their advertising or promotions to appear.

           We have derived a majority of our revenue to date from the sale of advertising. In 2000, we had 478 advertisers compared to 113 advertisers in 1999. We are not dependent upon any major advertiser for any material portion of our total revenues.

           The cost of our advertising products varies according to the product. Our contracts with advertisers and advertising agencies range from one to twelve months.

           E-Commerce. Since our acquisition of DeCompras.com in May 2000, we have had an e-commerce business that targeted the Mexican market and U.S. Mexican-Americans located in the United States. However, in order to focus on our core Internet-based media activities, and to reduce our liquidity and capital resources requirements in anticipation of completion of the Claxson transaction, we intend to discontinue the operations of DeCompras.com during the third quarter of 2001.

           Connectivity. In light of our decision to sell our connectivity services businesses in Colombia and Brazil, we are maintaining, but seeking to minimize the costs and expenses of, these operations.

           We are pricing our connectivity services in response to market conditions in order to preserve the businesses while minimizing associated losses. We vary our pricing and sales strategies by country, offering a range of services ranging from plans that provide for unlimited access with e-mail accounts to plans that provide specified monthly hours of access with e-mail accounts to plans that provide only e-mail access. For Internet use above the pre-paid access levels, subscribers are charged per-minute rates. The average monthly subscription fee in December 2000 in Brazil was U.S.$6.06 per month. The average monthly subscription fee in December 2000 for the subscribers in Colombia was U.S.$12.74 per month.

Business and Strategic Relationships

           In order to increase traffic on our websites, expand our online community and build our brand, we continue to pursue strategic relationships with business partners that offer quality content, technology and distribution capabilities as well as marketing and cross-promotional opportunities.

           Content. We have agreements with well-known content producers such as Reuters and The Weather Channel, among others, under which they provide content to us for a fixed fee or revenue-sharing arrangement based on minimum page views.

           We also have agreements with vertical content providers, such as PSN Multimedia International (sports) which is owned by affiliates of Hicks, Muse, Tate & Furst Incorporated, Lokau.com (auctions) and Jobshark.com (employment), that pay us a fixed fee and, in certain cases, a share of revenues generated, to display content provided by them on our network.

           In February 2000, we entered into a strategic alliance with Sarandi Comunicaciones S.A., which owns and operates a network of radio stations in Uruguay under the Sarandi name. Under this five-year agreement, we received a royalty-free license to use proprietary content broadcast on radio stations owned by Grupo Sarandi. We also have the right to re-name and re-brand one of the radio stations under the El Sitio mark and, ultimately, to purchase it from Grupo Sarandi for U.S.$1 million. Grupo Sarandi has agreed to provide a fixed amount of advertising time on its radio stations to us, valued at U.S.$450,000, and to guarantee a minimum amount of advertising for our website in Uruguay. In exchange for Grupo Sarandi's obligations, we will design, host and maintain websites for Grupo Sarandi's radio stations. We have issued to Grupo Sarandi an aggregate of 62,500 of our common shares, which have been pledged by Grupo Sarandi as security for its payment obligations to us. Grupo Sarandi is an affiliate of Guillermo J. Liberman, as well as Roberto Vivo-Chaneton, who are directors and shareholders in our company.

           In February 2000, we signed a letter agreement with Chilevision and Radio Chile. Pursuant to this two-year agreement, we design, host and maintain websites for Chilevision and Radio Chile's radio stations and television network in Chile and receive the right to use content from Chilevision and Radio Chile on its Chilean website. As part of these agreements, Chilevision and Radio Chile guaranteed us a minimum of U.S.$300,000 in advertising revenues during the first year of the agreement and U.S.$600,000 in the second year of the agreement. In exchange for our obligations, we have issued to Chilevision and Radio Chile an aggregate of 166,667 common shares. Upon completion of the transaction, these agreements will be terminated and the services will be integrated by Claxson's management.

           Applications. We are party to several agreements relating to the provision of third-party licenses and other applications. For example, we have entered into an agreement with Inktomi, an important Internet company, under which we may use its search engine software and access its database. In addition, through an agreement with USA.Net, a provider of e-mail and messaging services, our users have access to free e-mail services.

Technology

           We make our websites available using 21 Sun Microsystems servers, 24 Microsoft Windows NT servers, 22 Linux servers, two Oracle database servers, two Microsoft SQL servers and several high availability systems for the different platforms, as well as our central production servers. Most of these servers are currently located at the server farm facilities of Exodus Communications in Sterling, Virginia, and some of them are at the server farm facilities of Impsat Fiber Networks, Inc. at Wilton Manors, Florida. We also have separate servers for our Brazilian website, currently located at the server farm facilities of IMPSAT Brazil in Sao Paulo. This website is powered by ten Microsoft Windows 2000 servers and four Linux servers. In each of Argentina, Brazil, Chile, Mexico, Uruguay and the United States, we maintain a data center for development and staging and for internal back office.

           Each server can function separately and key server components are served by multiple redundant machines. As part of the Exodus Communications server farm facilities, we have up to 200 Mbps of bandwidth access over our Internet connections, which are fully redundant so that if a failure in the network or a service provider occurs, traffic is automatically routed through one of several other providers. Each of Exodus Communications, IMPSAT Brazil and IMPSAT Fiber Networks, Inc. provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week. All facilities are protected by multiple power supplies.

           We employ in-house and third-party monitoring software for its servers, processes and network connectivity. Reporting and tracking systems generate daily traffic, demographic and advertising reports. All of our production systems are copied to backup tapes each night and regularly stored in a storage facility on Exodus Communication's premises as well as in a storage facility at our offices in Buenos Aires. We have implemented these redundancies and backup systems in order to minimize the risk associated with damage from fire, power, loss, telecommunications failure, break-ins, computer viruses and other events beyond our control.

           In connection with our acquisitions of retail dial-up access customers of IMPSAT Fiber Networks, Inc. in Brazil, Argentina and Colombia, we did not acquire the telecommunications infrastructure, such as telecommunications bandwidth, points-of-presence, switches and backhaul capacity, required to provide these services. Instead, we continue to outsource that infrastructure from subsidiaries of IMPSAT Fiber Networks, Inc.

           IMPSAT Fiber Networks, Inc. provides us with the telecommunications infrastructure and equipment installation and maintenance services to provide connectivity services to our subscribers in Brazil and Colombia on a 24-hour, 365-day basis using equipment owned by subsidiaries of IMPSAT Fiber Networks, Inc. We pay a fee per port or "channel" made available to our customers for the transmission of data. In 2000, the aggregate fee payable by us for these services in Argentina, Brazil and Colombia was approximately U.S.$5.8 million. These services are provided pursuant to agreements that may be terminated, for any reason, and without any penalty, by giving 30 days' notice. Each service agreement contains quality of service standards.

Competition

           We compete with providers of content and services over the Internet, including web directories, portals, search engines, content sites, Internet service providers and sites maintained by government and educational institutions.

           We face significant competition on both a regional and country level from competitors such as StarMedia, Terra Lycos and AOL Latin America (in Latin America and the United States), Clarin Digital (in Argentina), Universo Online (in Brazil) and T1MSN (in Mexico). We also face competition from Spanish- and/or Portuguese-language versions of services such as Yahoo!. Our competitors may develop content that is better than ours or that achieves greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition and significantly greater financial, technical and marketing resources than us.

           Our connectivity services and e-commerce businesses operate in markets which are extremely competitive. Many of these competitors may have greater financial, technical, marketing and other resources, greater brand recognition and customer awareness, more extensive retailing experience and longer-standing relationships with suppliers than our company.

Intellectual Property and Proprietary Rights

           We consider our El Sitio, O Site and medallion design trademarks and service marks to be important to our success. We are pursuing registration of our trademarks and service marks in the United States and in key countries in Latin America. If we are unable to obtain a registration in a particular country, we would have trademark or service mark rights to the extent that we use the mark and common law rights apply, but the rights would not be as strong as if they were registered.

           Some companies, including other participants in the Internet industry, use and/or may use trademarks or service marks in English or other languages which, when translated, are similar to certain of our core marks. This usage may hinder our ability to build a unique brand identity and may lead to trademark disputes. If we lose the right to use a trademark or service mark, we may be forced to adopt a new mark which would result in the loss of substantial resources and brand identity. In any event, even if successful, litigating a trademark dispute would result in expenditures and diversion of executives' time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on us.

           We also depend upon technology licensed from third parties for chat, homepage, search and related web services. Any dispute with a licensor of the technology may result in our inability to continue to use that technology. Additionally, there may be patents issued or pending that are held by third parties and that cover significant parts of the technology, products, business methods or services used to conduct our business. We cannot be certain that our technology, products, business methods or services do not or will not infringe valid patents or other intellectual property rights held by third parties. If a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending against third-party infringement claims, regardless of the merit of those claims.

Government Regulation

           There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing use of the Internet, a number of legislative and regulatory proposals are under consideration by various governments and governmental agencies or bodies.

           Our Mexican subsidiary is registered as a provider of connectivity services with the Mexican Federal Telecommunications Commission. We have also received the necessary licenses from the relevant regulatory authorities to provide such services in Argentina and Colombia. We are not required to obtain a license to provide connectivity services in Brazil.

           The adoption or application of existing or new laws or regulations may negatively affect the growth in the use of the Internet, which could, in turn, decrease the demand for our services and products, increase our costs of doing business, or otherwise have a material adverse effect on our company. See Item 3. "Key Information--Risk Factors--Risks Related to Our Industry".

Employees

           At December 31, 2000, we had 514 full-time employees. Of these employees, 196 were employed in product, content and technology, 89 in sales and marketing, 95 in corporate and administration, and 42 in connectivity services. In addition, DeCompras.com had 92 employees.

           On February 2, 2001, we announced that we were in the process of terminating approximately 25% of our employees in anticipation of the proposed Claxson transaction. We estimate that this personnel reduction, combined with headcount decreases in the fourth quarter of 2000, should produce annual cost savings of approximately U.S.$8 million to U.S.$9 million. At the end of February 2001, we had a total of approximately 392 employees.

           We believe that our relations with our employees are generally good.

Facilities

           Our corporate offices are located in Buenos Aires, where we currently lease approximately 1,600 square meters. We also lease office space in Bogota, Mexico City, Monterrey, Miami, Montevideo, Santiago and Sao Paulo. In anticipation of the consummation of the proposed Claxson transaction, we are in the process of rationalizing our real estate interests.

Legal Proceedings

           Other than the legal proceedings described below, there are no material legal proceedings pending or, to our knowledge, threatened against us.

           Three civil complaints have been filed in the U.S. District
Court for the Southern District of New York against our company, certain of its directors and principal executive officers, and the underwriters which led our initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, are: Howard M. Lasker, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 8, 2001 in the U.S. District Court for the Southern District of New York); Bais Kahana, on behalf of itself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 12, 2001 in the U.S. District Court for the Southern District of New York); and Shapaour Yavari, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al.(filed on June 22, 2001 in the U.S. District Court for the Southern District of New
York). The complaints allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose the following alleged actions on the part of the underwriters: (1) the underwriters solicited and received additional and excessive commissions from certain investors in exchange for special allocations of common shares in the initial public offering; and (2) the underwriters entered into agreements with these investors whereby such investors agreed to purchase additional common shares of El Sitio in the aftermarket at pre-determined prices, thereby artificially supporting or inflating the market price of our common shares. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. To our knowledge, none of the complaints for the Lasker, Kahana and Yavari cases or any other cases has yet been served on any of the named defendants. We believe that the allegations in the complaints relating to us and our directors and officers are without merit, and we intend to defend vigorously our company and our directors and officers in these cases.

           On April 30, 2001, the Brazilian tax authorities informed us that they planned to appeal a lower tax court decision that held in our favor in a suit for taxes alleged to be due by our Brazilian subsidiary O Site Entertenimentos Ltda. in the amount of 1.1 million reais (approximately U.S.$473,000). Based on preliminary assessments of our Brazilian tax advisors, we anticipate that this appeal will be dismissed and that the lower court ruling will be upheld.

Subsidiaries

           We are a holding company and conduct our operations through subsidiaries in each of the countries in which we maintain websites and sales and production offices. The following is a list of our principal subsidiaries:

Name                                                   Country of Incorporation
----                                                   ------------------------

El Sitio Management S.A......................          Argentina
El Sitio Argentina S.A.......................          Argentina
O Site Entertenimentos Ltda.................           Brazil
El Sitio Chile S.A...........................          Chile
El Sitio Colombia S.A........................          Colombia
El Sitio Entertenimentos, S.A. de C.V.......           Mexico
El Sitio Uruguay S.A.........................          Uruguay
El Sitio Venezuela S.A.......................          Venezuela
DeCompras.com, S.A. de C.V...................          Mexico
El Sitio U.S.A., Inc.........................          United States
DeCompras.com, Inc...........................          United States
El Sitio Commerce, Inc.......................          British Virgin Islands

           All of our subsidiaries are wholly owned (except for a small number of shares required to be issued to other persons to comply with local corporate law requirements).

Item 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and the other information appearing elsewhere in this annual report.

Overview

           We are an Internet media company providing localized interactive content through a network of websites for Spanish- and Portuguese-speaking audiences in Latin America and the United States. We currently have, in addition to a global website, country websites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. We also currently offer connectivity in Brazil and Colombia. In addition, we currently provide e-commerce services through DeCompras.com. In an effort to focus on our core Internet media business and to reduce our short-term liquidity and capital resource requirements, we recently sold our connectivity services business in Argentina, plan to sell our connectivity services businesses in Colombia and Brazil and intend to discontinue the operations of DeCompras.com during the third quarter of 2001.

           We were incorporated in the British Virgin Islands in July 1997 and commenced commercial operations in Argentina in 1997. For the period from inception through October 1998, we focused our activities on developing our network of websites and opening content production and sales offices in Brazil, Mexico, the United States and Uruguay. Prior to the commercial roll-out of our network of websites in November 1998, we did not generate meaningful revenues, but we achieved growth in terms of registered users and monthly page views by users. Since that time, we have focused on developing our network, building a sales and marketing staff, raising capital, preparing our initial mass media-based branding and advertising campaigns and expanding our technological infrastructure. See Item 4. "Information on the Company -- Our Community" for information concerning growth in our registered users, page views and unique visitors.

           In August 1999, we entered into a framework agreement with IMPSAT Fiber Networks, Inc., a provider of private networks of integrated data and voice communications systems in Latin America, to acquire its retail dial-up access customers in Brazil, Argentina and Colombia. Under this agreement, we acquired these customers for an aggregate of U.S.$21.5 million, which was based on a price of approximately U.S.$294 per subscriber. IMPSAT Fiber Networks, Inc. also purchased a total of 3,070,615 Class A convertible preferred shares for an aggregate purchase price of U.S.$21.5 million. The Brazilian and Argentine acquisitions were consummated in October 1999 and November 1999, respectively, and we closed the Colombian acquisition in April 2000. We did not acquire the telecommunications infrastructure required to provide connectivity services, which we have to outsource from subsidiaries of IMPSAT Fiber Networks, Inc. Our connectivity services customers subscribe to our dial-up operations by paying a monthly fee to us in exchange for connectivity to the Internet.

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

           In May 2000, we acquired DeCompras.com for U.S.$7.0 million in cash and issued 1.75 million common shares. We also made a working capital loan of U.S.$3.0 million to DeCompras.com during the period immediately prior to the closing of that acquisition.

           On October 30, 2000, we entered into the combination agreement with Ibero-American Media Partners II, Ltd., Carlyle Investments LLC and Carlton Investments LLC (as assignees of Newhaven Overseas Corp.) and funds affiliated with Hicks, Muse, Tate & Furst Incorporated, to combine our company with their pay television, broadcast television and radio businesses and create a media company with a portfolio of popular entertainment brands and multiple methods of distributing its content. On June 26, 2001, the parties entered into an amendment to the combination agreement which provided for revised terms for the transaction as is more fully described in Item 4. "Information on the Company -- The Proposed Claxson Transaction." We expect to close the proposed Claxson transaction during the third quarter of 2001.

           In June 2001, we sold our connectivity services business in Argentina to Netizen S.A. for a total consideration of U.S.$1.4 million, of which U.S.$1.3 million was paid in cash with the remaining balance to be paid in twelve equal monthly installments. We also intend to sell our connectivity services businesses in Colombia and Brazil. In addition, we intend to discontinue the operations of DeCompras.com during the third quarter of 2001.

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

           We anticipate that our financial performance in 2001, on a stand-alone basis without giving effect to the proposed Claxson transaction, will be negatively affected by global trends affecting Internet companies. In particular, we have been experiencing declines in net revenues from advertising due in part to generally decreased expenditures by advertisers for Internet-based advertising activities and also due to lower traffic on our network resulting, in part, from decreased expenditures by us on marketing, branding and advertising. In addition, our results of operations for 2001 will be adversely affected by write-offs relating to sales of our connectivity services businesses and our intention to discontinue the operations of DeCompras.com.

Introduction to Results of Operations

           Net Revenues

           We expect to derive future net revenues principally from advertising on our network of websites. We also currently generate revenues in the form of monthly access fees charged to our dial-up access subscribers of our remaining connectivity services businesses in Brazil and Colombia and from products and services sold by DeCompras.com.

           We anticipate that net revenues from advertising will decline significantly in 2001 primarily due to generally decreased expenditures by advertisers for Internet-based advertising. Net revenues from our connectivity services businesses will decrease as a result of the sale of our connectivity services business in Argentina and our plan to sell our connectivity services businesses in Colombia and Brazil. Our net revenues from e-commerce will also decline in 2001 as we intend to discontinue the operations of DeCompras.com during the third quarter of 2001.

           Advertising

           To date, we have derived a majority of our revenues from the sale of advertisements and sponsorships on our network. We receive revenues principally from:

           o sponsorship arrangements which allow advertisers to sponsor an area on our network in exchange for a fixed payment;

           o advertising arrangements under which we receive fixed fees for banners placed on our websites for specified periods of time; and

           o reciprocal services arrangements, under which we exchange advertising space on our network for advertising or services from other parties.

           We recognize advertising revenues ratably in the period in which the advertisement is displayed, so long as no significant obligations remain and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels are not met, we do not recognize the corresponding revenues until we achieve guaranteed levels. Payments received prior to displaying advertisements are recorded as deferred revenues. Revenues from exclusive sponsorship arrangements are also recognized ratably. Our contracts with advertisers and advertising agencies range from one to twelve months in length.

           We have entered into reciprocal services arrangements with various companies, such as TV Azteca, S.A. de C.V. and IMPSAT Fiber Networks, Inc., pursuant to which we exchange advertising on our network for advertising or other services from these companies. We do not receive any cash payments pursuant to these arrangements. Revenues and expenses relating to these arrangements are recorded at the estimated fair value of the goods or services received or the estimated fair value of the advertisements given, whichever is more readily determinable. Expenses are recorded when services are received, which is typically in the same period as the advertisements are run on our network. These expenses are included in our marketing and sales expenses.

           E-Commerce

           Since our acquisition of DeCompras.com in May 2000, we have derived approximately U.S.$5.1 million in revenues from our e-commerce business. However, in order to focus on our core Internet-based media activities and to reduce our short-term liquidity and capital resource requirements in anticipation of completion of the proposed Claxson transaction, we intend to discontinue the operations of DeCompras.com during the third quarter of 2001. We may thereafter sell the assets, including its service marks and inventory, to a third party.

           Connectivity Services

           Connectivity services revenues have been derived from monthly access fees charged to our dial-up access subscribers. In 2000, we derived approximately U.S.$9.0 million in revenues from connectivity services, which are expected to decline significantly in 2001.

           On October 30, 2000, we announced that we intended to sell our connectivity services businesses in Argentina, Brazil and Colombia. In June 2001, we sold our connectivity services business in Argentina for U.S.$1.4 million. We still plan to sell these businesses in Colombia and Brazil.

           Costs and Expenses

           Our principal operating costs and expenses consist of:

           o    cost of goods sold - e-commerce;

           o    product, content and technology expenses;

           o    marketing and sales expenses;

           o    corporate and administration expenses; and

           o    depreciation and amortization.

           Costs of Goods Sold - e-commerce

           Costs of goods sold - e-commerce consist of expenses incurred to purchase inventories that are sold by DeCompras.com, which was acquired in May 2000, and also includes net freight expenses and packaging materials used in the e-commerce operations. We did not incur this expense until we consolidated DeCompras.com's operations in the year ended December 31, 2000.

           Product, Content and Technology Expenses

           Product, content and technology expenses consist of personnel costs associated with development, testing and upgrading of our network of websites and systems, purchases of content and specific technology, particularly software, and telecommunications links and access charges. In connection with our acquisitions of the dial-up access subscribers in Brazil, Argentina and Colombia, we entered into services agreements with subsidiaries of IMPSAT Fiber Networks, Inc. under which, in exchange for an access fee linked to a number of dial-up access subscribers and levels of usage, IMPSAT Fiber Networks, Inc. provides the connections and the telecommunication infrastructure necessary for our users to connect to the Internet. We paid approximately U.S.$1.9 million to IMPSAT Fiber Networks, Inc. and Exodus Communications for these services in 1999 and approximately U.S.$6.7 million for the year ended December 31, 2000. Except for hardware (which is depreciated), we expense product, content and technology expenses and telecommunications infrastructure costs as they are incurred. We expect that product, content and technology expenses will decrease in future periods due principally to sales of our connectivity services business and to reductions in personnel and implementation of other cost containment measures, such as producing localized content or acquiring third-party content on a more cost-effective basis.

           Marketing and Sales Expenses

           Our marketing and sales expenses consist primarily of salaries and expenses of marketing and sales personnel, commissions and other marketing-related expenses including, most significantly, our mass media-based branding and advertising activities. We expect these marketing and sales expenses to decrease in 2001 as a result of its reduction of marketing personnel and related expense reductions, as well as the planned sales of our connectivity services businesses and our intended discontinuance of the operations of DeCompras.com. After completion of the proposed Claxson transaction, we expect that we will also realize synergies with the pay television and broadcast television and radio businesses being contributed to Claxson by the Cisneros Group and Ibero-American Media Partners, which should result in a reduction in our marketing and sales expenses.

           Corporate and Administration Expenses

           Corporate and administration expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and professional expenses, such as legal and accounting fees. We do not expect corporate and administration expenses to increase in future periods, as we completed our expansion into key Latin American markets during 1999 and 2000. After completion of the proposed Claxson transaction, we also expect that we will realize synergies with the pay television and broadcast television and radio businesses being contributed to Claxson by the Cisneros Group and Ibero-American Media Partners, which should result in a reduction in our corporate and administration expenses.

           Depreciation and Amortization

           Depreciation and amortization expenses consist primarily of depreciation of servers and other computer equipment, office furniture and leasehold improvements, and amortization of intangible assets. Investments in property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

           o    computers, software and other equipment    3 years

           o    leasehold improvements                     5 years (lease term)

           o    furniture, fixtures and other fixed assets 5 - 10 years

           Our amortization expenses relate principally to assets acquired in connection with our acquisition of retail dial-up access customers for our connectivity services business and of the goodwill generated in connection with our acquisition of DeCompras.com. The sales of our connectivity services businesses and the discontinuance of operations of DeCompras.com will result in significant write-offs relating to these assets, but will substantially reduce our depreciation and amortization expenses in future periods.

           Other Income (Expense)

           Other income (expense) consists primarily of interest expense, net of interest earned, foreign exchange losses, net of any gains, and other miscellaneous income and expense items. As a result of the net proceeds of the initial offering of our common shares, we expect that for the foreseeable future our interest income will exceed our interest expense. Our exposure to foreign exchange losses on the translation of assets into U.S. dollars will be a function of the level of assets in each country of operations.

           The recent sale of our connectivity services business in Argentina was, and the intended sale of these businesses in Brazil and Colombia will each be, at a sales price below the unamortized intangible asset related to the retail dial-up access subscribers. We expect to incur a write-off in the second quarter of 2001 in the amount of approximately U.S.$564,000 as a result of the sale of our connectivity services business in Argentina and also expect to incur write-offs in future periods in connection with the sale of these businesses in Colombia and Brazil. In addition, in connection with the discontinuance of operations of DeCompras.com, we estimate that we will incur in the second quarter of 2001 write-offs of approximately U.S.$18 million, with respect to unamortized goodwill related to the DeCompras.com acquisition, fixed assets and inventories.

           Net Losses

           We have incurred net losses and have experienced negative cash flow from operations in each quarterly and annual period since our inception. We expect that we will continue to record net losses and negative cash flows from operations on a quarterly and annual basis through 2002 and, if the proposed Claxson transction is not completed, in future periods.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

           Our results of operations for 2000 were characterized by increased expenses that more than offset revenue growth during the period. We recorded a net loss of U.S.$93.3 million in 2000, compared to a net loss of U.S.$36.3 million in 1999. During the year 2000, we continued the development of interactive and local content. We established websites for, and sales and content production offices in, Chile, Colombia and Venezuela, commenced our e-commerce operations through the acquisition of DeCompras.com in May 2000 and undertook the operation of our connectivity services business.

           The following table sets forth, for the periods indicated, our net revenues by country of operation and line of business (in thousands of U.S. dollars):

For the year ended December 31, 2000:

                                                Advertising          Connectivity           E-commerce              Total
                                            ---------------       ---------------       ---------------       ---------------
Argentina................................   U.S.$     4,011       U.S.$     3,232       U.S.$         --      U.S.$     7,243
Brazil...................................             3,785                 5,444                     --                9,229
Chile....................................               647                    --                     --                  647
Colombia.................................               189                   312                     --                  501
Mexico...................................             5,563                    --                  5,121               10,684
United States............................             4,591                    --                     --                4,591
Uruguay..................................             1,863                    --                     --                1,863
Other....................................               736                    --                     --                  736
                                            ---------------       ---------------       ----------------      ---------------
      Total..............................   U.S.$    21,385       U.S.$     8,988       U.S.$      5,121      U.S.$    35,494
                                            ===============       ===============       ================      ===============

For the year ended December 31, 1999:
                                                Advertising          Connectivity           E-commerce              Total
                                            ---------------       ---------------       ---------------       ---------------
Argentina................................   U.S.$     1,307       U.S.$       625       U.S.$        --       U.S.$     1,932
Brazil...................................               165                 2,031                    --                 2,196
Mexico...................................             1,508                    --                    --                 1,508
United States............................               463                    --                    --                   463
Uruguay..................................               762                    --                    --                   762
                                            ---------------       ---------------       ---------------       ---------------
      Total..............................   U.S.$     4,205       U.S.$     2,656       U.S.$        --       U.S.$     6,861
                                            ===============       ===============       ===============       ===============

           Net Revenues

           Our net revenues increased to U.S.$35.5 million in 2000 from U.S.$6.9 million in 1999. In 2000, approximately 60% of our net revenues were derived from advertising; 25% from connectivity service; and 15% from e-commerce.

           We attribute the increase in net revenues in 2000 principally to the growth of our network in terms of registered users, page views and unique visitors, together with the expansion of our marketing and sales force and the recognition of revenues from the connectivity services operations and DeCompras.com's e-commerce operations as from May 2000. Of these revenues, 30% was derived from Mexico (including revenues from DeCompras.com), 13% from the United States, 20% from Argentina, 26% from Brazil, 5% from Uruguay and 6% from elsewhere. During 2000, 21% of our total net advertising revenues was derived from reciprocal services arrangements, compared to 20% of total net advertising revenues in 1999. We do not receive any cash payments from these reciprocal arrangements.

           In Argentina, net revenues from the connectivity services business on a pro forma basis (giving effect to our acquisition of the connectivity business in Argentina as if it had occurred on January 1, 1999) decreased to U.S.$3.2 million in 2000 from U.S.$3.8 million in 1999. This decrease resulted from the following factors:

           o a decline in the average gross subscription fee per subscriber to U.S.$11.65 at December 31, 2000 from U.S.$23.96 for the month of December 1999; and

           o a partially offsetting increase in subscribers to 20,608 at December 31, 2000 from 14,549 at December 31, 1999.

           In June 2001 we sold our connectivity services business in Argentina to Netizen S.A. We will not generate revenue from this business in Argentina in future periods.

           In Brazil, net revenues for the connectivity services business on a pro forma basis (giving effect to our acquisition of our connectivity business in Brazil as if it had occurred on January 1, 1999) decreased to U.S.$5.4 million for 2000 from U.S.$7.8 million for 1999. This decrease resulted from the following factors:

           o a decline in the average gross subscription fee per subscriber (in U.S. dollar terms) to U.S.$6.06 for the month of December 2000 from U.S.$13.30 for the month of December 1999; and

           o a decrease in subscribers to 50,345 at December 31, 2000 from 57,656 at December 31, 1999.

           In Colombia, we derived net revenues from our connectivity services business totaling U.S.$312,000 in 2000.

           We plan to sell our connectivity services businesses in Colombia and Brazil.

           Average gross subscription fees in Argentina, Brazil and Colombia continued to decrease in 2000 principally due to the effects of the entrance of free Internet service providers in these countries over the past few years as well as increased competition for subscribers, which has manifested itself in free or low-cost promotional packages.

           Costs and Expenses

           Since we have completed the sale of our connectivity services business in Argentina, we will not incur costs and expenses relating to this business in Argentina in future periods. We will similarly reduce our costs and expenses relating to our connectivity services businesses in Colombia and Brazil upon their sale and relating to DeCompras.com, upon the discontinuance of its operations.

           Product, Content and Technology Expenses

           Our product, content and technology expenses increased to U.S.$25.9 million in 2000 from U.S.$8.2 million in 1999. Our product, content and technology expenses as a percentage of revenues decreased to 73% in 2000 from 119% in 1999. The period-to-period increase was principally attributable to:

           o an increase in personnel costs relating to the development of content and technological support to U.S.$9.1 million in 2000 from U.S.$3.8 million in 1999;

           o an increase in expenses for telecommunications links to U.S.$9.0 million in 2000 from U.S.$0.5 million in 1999;

           o an increase in technology expenses to U.S.$3.3 million in 2000 from no such expense in 1999;

           o an increase of third-party content expenses to U.S.$1.7 million in 2000 from U.S.$0.3 million in 1999; and

           o an increase in share-based compensation to U.S.$0.5 million in 2000 from U.S.$0.2 million in 1999.

We expect a decrease in content and technology expenses associated with our portal services as we continue to reduce personnel and implement other cost containment measures. In particular, we expect that content and technology expenses will be reduced upon the anticipated sale or other disposition of our connectivity services businesses.

           Marketing and Sales Expenses

           Our marketing and sales expenses increased to U.S.$50.7 million in 2000 from U.S.$20.7 million in 1999. Our marketing and sales expenses as a percentage of net revenues decreased to 143% in 2000 from 300% in 1999. The period-to-period increase was principally attributable to:

           o U.S.$33.3 million in costs for our mass media-based branding and advertising campaign in 2000 compared to U.S.$17.1 million in 1999;

           o U.S.$5.3 million in expenses relating to marketing and promotional activities in 2000 compared to no such expenses in 1999;

           o an increase in marketing and sales personnel costs to U.S.$5.2 million in 2000 from U.S.$1.6 million in 1999;

           o expenses relating to measurement of our traffic of U.S.$1.7 million in 2000 compared to no such expense in the corresponding period in 1999;

           o new sales commission and related expenses of U.S.$0.7 million in 2000 compared to no such expense in the corresponding period in 1999; and

           o an increase in share-based compensation expense to U.S.$0.4 million in 2000 from U.S.$0.1 million in 1999.

We expect marketing and sales expenses to decrease in the future, primarily as a result of the recent reduction in marketing personnel and the reduced marketing expenses that should result from the pending sale of the connectivity services business in Argentina and the intended sale of our connectivity services businesses in Brazil and Colombia. We plan to reduce our branding and advertising spending as part of a program to control costs and expenses.

           Corporate and Administration Expenses

           Our corporate and administration expenses increased to U.S.$26.7 million in 2000 from U.S.$10.2 million in 1999. Our corporate and administration expenses as a percentage of net revenues decreased to 75% in 2000 from 148% in 1999. This period-to-period increase was principally attributable to:

           o an increase in corporate and administrative personnel costs to U.S.$8.8 million in 2000 from U.S.$4.4 million in 1999, which resulted primarily from the expansion of our network;

           o an increase in share-based compensation expense to U.S.$5.9 million in 2000 from U.S.$1.8 million in 1999; and

           o an increase in overhead costs to support the expansion of our business activities.

We do not expect that these expenses will continue to increase significantly in future periods.

           Cost of Goods Sold - e-commerce

           We acquired DeCompras.com in May 2000. Our cost of goods sold - e-commerce were U.S.$4.5 million for the seven months ended December 31, 2000. The expense incurred to purchase inventories was U.S.$4.4 million and the cost incurred in net freight expenses and packaging materials was U.S.$0.1 million.

           Depreciation and Amortization

           Our depreciation and amortization expenses increased to U.S.$13.0 million in 2000 from U.S.$2.1 million in 1999. Our depreciation and amortization expenses as a percentage of net revenues increased to 37% in 2000 from 31% in 1999. This increase was principally attributable to an increase in fixed assets (principally servers and personal computers), and the amortization of the customer base and goodwill attributable to our connectivity services business and the DeCompras.com acquisition.

           Merger and Restructuring Expenses

           We recorded U.S.$5.5 million of merger and restructuring expenses in 2000 compared to no such expense in 1999. These expenses primarily consisted of advisory, legal, accounting and other expenses relating to the combination transaction. We also recorded a restructuring charge stemming from organizational changes performed in anticipation of synergies to be derived from the transaction. We expect to record additional merger and restructuring expenses of approximately U.S.$6.0 million during the first half of 2001.

           Other Income (Expense)

           Other income (expense), which consists of net interest income (expense), foreign exchange gain or loss, and other income (expense), net, consisted of income of U.S.$5.1 million in 2000 compared with income of U.S.$0.8 million in 1999. This change resulted primarily from interest income on the proceeds from our initial public offering completed in December 1999. We expect that for the foreseeable future our interest income will exceed our interest expense. As our assets in each country of operation increase, so will our exposure to foreign exchange risk on the translation of assets into U.S. dollars.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

           Our results of operations for 1999 were characterized by substantially increased expenses that more than offset revenue growth during the period. We recorded a net loss of U.S.$36.3 million in 1999, compared to a net loss of U.S.$3.5 million in 1998. During 1999, in addition to the continued development of quality content and interactive resources, we expanded our operations and hired additional personnel to support the roll-out of offices and websites in Brazil, Mexico and the United States and the launch of our first mass media-based branding and advertising campaign. We acquired a total of approximately 70,000 retail dial-up access subscribers from IMPSAT Fiber Networks, Inc. in Brazil and Argentina on October 7, 1999 and November 5, 1999, respectively. The results of operations for 1999 give effect to these acquisitions from such dates and, accordingly, affect all year-to-year comparisons between 1999 and 1998.

           The following table sets forth, for the periods indicated, our net revenues by country of operation (in thousands of U.S. dollars):

For the year ended December 31, 1999:
                                               Advertising        Connectivity            E-commerce              Total
                                            ----------------     ---------------     ----------------      ----------------
Argentina.................................  U.S.$      1,307     U.S.$       625     U.S.$         --      U.S.$      1,932
Brazil....................................               165               2,031                   --                 2,196
Mexico....................................             1,508                  --                   --                 1,508
United States.............................               463                  --                   --                   463
Uruguay...................................               762                  --                   --                   762
                                            ----------------     ---------------     ----------------      ----------------
    Total.................................  U.S.$      4,205     U.S.$     2,656     U.S.$         --      U.S.$      6,861
                                            ================     ===============     ================      ================

For the year ended December 31, 1998:
                                               Advertising        Connectivity            E-commerce              Total
                                            ----------------     ---------------     ----------------      ----------------
Argentina.................................  U.S.$        657     U.S.$        --     U.S.$         --      U.S.$        657
Mexico....................................                17                  --                   --                    17
Uruguay...................................               106                  --                   --                   106
                                            ----------------     ---------------     ----------------      ----------------
    Total.................................  U.S.$        780     U.S.$        --     U.S.$         --      U.S.$        780
                                            ================     ===============     ================      ================

    Net Revenues

           Our net revenues increased by 780% to U.S.$6.9 million in 1999 from U.S.$780,000 in 1998. Approximately 61% of our net revenues in 1999 was comprised of advertising and related website design and hosting services.

           We attribute the increase in advertising revenues principally to the growth of our network in terms of registered users, page views and unique users, together with the expansion of its marketing and sales force. Of these revenues, 36% was derived from Mexico, 31% was derived from Argentina and 18% from Uruguay. During this period, 20% of our total net revenues was derived from reciprocal services arrangements, compared to 23% of total net revenues in the corresponding period in 1998. We do not receive any cash payments from these arrangements.

           The remaining 39% of our net revenues in 1999 was attributable to connectivity services as a result of our acquisitions of IMPSAT Fiber Networks, Inc.'s retail dial-up access subscribers in Brazil and Argentina in the fourth quarter of 1999. Net revenues relating to connectivity services on a pro forma basis (assuming that these acquisitions had occurred at the beginning of the relevant years) would have been U.S.$11.7 million in 1999 as compared with U.S.$14.4 million in 1998. This decrease in pro forma net revenues relating to connectivity services was primarily attributable to declines in average gross subscription fees per subscriber (in U.S. dollar terms), which more than offset increases in paying subscribers in both Brazil and Argentina. The decrease in average gross subscription fees (in U.S. dollar terms) was primarily due to a 51% decrease in the value of the Brazilian real to 1.80 reais per U.S. dollar at December 31, 1999 from 1.19 reais per U.S. dollar at December 31, 1998.

           In Argentina, net revenues for the retail dial-up access business on a pro forma basis (giving effect to our acquisition of the connectivity business in Argentina as if it had occurred on January 1, 1999) increased to U.S.$3.8 million for 1999 from U.S.$3 million for 1998. This increase resulted from the following factors:

           o a small increase in subscribers to 14,549 at December 31, 1999 from 14,329 at December 31, 1998 (and a higher average number of subscribers for 1999 as a whole); and

           o a partially offsetting decline in the average gross subscription fee per subscriber to U.S.$23.96 for the month of December 1999 from U.S.$30.78 for the month of December 1998.

           In Brazil, net revenues for the dial-up access business on a pro forma basis (giving effect to our acquisition of the connectivity business in Brazil as if it had occurred on January 1, 1999) decreased to U.S.$7.8 million for 1999 from U.S.$11.4 million for 1998. This decrease resulted from the following factors:

           o a decline in the average gross subscription fee per subscriber (in U.S. dollar terms) to U.S.$13.30 for the month of December 1999 from U.S.$21.31 for the month of December 1998, which decline was largely due to the substantial decline in the value of the Brazilian real in relation to the U.S. dollar during 1999; and

           o a partially offsetting increase in subscribers to 57,656 at December 31, 1999 from 48,603 at December 31, 1998.

           Costs and Expenses

           Product, Content and Technology Expenses

           Our product, content and technology expenses increased to U.S.$8.2 million in 1999 from U.S.$1.6 million in 1998. Our product, content and technology expenses as a percentage of revenues decreased to 119% in 1999 from 200% in 1998. The year-to-year increase was principally attributable to:

           o an increase in personnel costs relating to the development of content and technological support to U.S.$3.8 million in 1999 from U.S.$1.1 million in 1998;

           o an increase in expenses for telecommunications links (other than such expenses relating to our newly-acquired connectivity services business) to U.S.$490,000 in 1999 from U.S.$284,000 in 1998; and

           o an increase of third-party content expenses to U.S.$263,000 in 1999 from no such expense in the corresponding period in 1998.

           In addition, U.S.$1.6 million of the increase in product, content and technology expenses, consisting primarily of payments for telecommunications infrastructure expenses, related to the acquisition of IMPSAT Fiber Network's retail dial-up access subscribers in Brazil and Argentina in the fourth quarter of 1999.

           Marketing and Sales Expenses

           Our marketing and sales expenses increased to U.S.$20.7 million in 1999 from U.S.$674,000 in 1998. Our marketing and sales expenses as a percentage of net revenues increased to 300% in 1999 from 86% in 1998. This increase was principally attributable to:

           o U.S.$17.1 million in costs for our mass media-based branding and advertising campaign; and

           o an increase in marketing and sales personnel costs to U.S.$1.6 million in 1999 from U.S.$274,000 in 1998, due mainly to opening or expanding offices in Mexico, Brazil and the United States.

           In addition, U.S.$320,000 of the increase in marketing and sales expenses, consisting primarily of advertising expenses in Brazil, related to the acquisition of IMPSAT Fiber Networks' retail dial-up access subscribers in Brazil and Argentina in the fourth quarter of 1999.

           Corporate and Administration Expenses

           Our corporate and administration expenses increased to U.S.$10.2 million in 1999 from U.S.$1.9 million in 1998. Our corporate and administration expenses as a percentage of net revenues decreased to 148% in 1999 from 249% in 1998. This year-to-year increase was principally attributable to:

           o an increase in corporate and administrative personnel costs to U.S.$4.4 million in 1999 from U.S.$480,000 in 1998, which resulted primarily from the expansion of our network and financing activities; and

           o an increase in overhead costs to support the expansion of our business activities.

           In addition, U.S.$377,000 of the increase in corporate and administration expenses related to the acquisition of IMPSAT Fiber Networks' retail dial-up access subscribers in Brazil and Argentina in the fourth quarter of 1999.

           Depreciation and Amortization

           Our depreciation and amortization expenses increased to U.S.$2.1 million in 1999 from U.S.$107,000 in 1998. Our depreciation and amortization expenses as a percentage of net revenues increased to 31% in 1999 from 14% in 1998. This increase was principally attributable to an increase of U.S.$5.5 million in fixed assets (principally servers and personal computers).

           Approximately U.S.$878,000 of the increase in depreciation and amortization expenses, consisting primarily of amortization of the intangible asset relating to the newly-acquired subscriber base, related to the acquisition of IMPSAT Fiber Networks' retail dial-up access subscribers in Brazil and Argentina in the fourth quarter of 1999. We expect to incur significant amortization expense related to intangible assets, consisting primarily of this newly-acquired subscriber base.

           Other Income (Expense)

           Other income (expense), which consists of net interest income (expense), foreign exchange gain or loss, and other income (expense), net, consisted of income of U.S.$765,000 in 1999 compared with net expenses of U.S.$20,000 in 1998. This change resulted primarily from interest income earned on the net proceeds of the private placements and the initial public offering in 1999. We expect that for the foreseeable future our interest income will exceed our interest expense. As our assets in each country of operation increase, so will our exposure to foreign exchange losses on the translation of assets into U.S. dollars.

Liquidity and Capital Resources

           We have generated net losses and negative cash flows from our inception. As we implement our strategy and seek to take advantage of our market opportunity, we anticipate that our liquidity and capital resources requirements will increase significantly.

           We received total capital contributions of approximately U.S.$1.2 million in 1997 and U.S.$4.1 million in 1998. In 1999, we received capital contributions totaling U.S.$205.7 million, primarily consisting of the net proceeds from private placements and commercial transactions involving issuances of our Class A and Class B convertible preferred shares in July 1999 and November 1999 and the initial public offering of our common shares in December 1999. We did not receive any capital contributions in 2000 or in the first half of 2001. We do not anticipate receiving any further capital contributions prior to the completion of the proposed Claxson transaction.

           In July 1999, we completed a private placement of 6,334,004 Class A convertible preferred shares for a total purchase price of U.S.$44.4 million. This private placement consisted of 5,477,088 shares sold for U.S.$38.4 million in cash in July 1999 and 856,916 shares to be issued on a quarterly basis through January 2001 in exchange for U.S.$6 million in non-cash advertising time credits.

           In August 1999, we entered into an arrangement with TV Azteca, S.A. de C.V., the second largest television network in Mexico, under which we issued to TV Azteca 355,478 shares of our Class A convertible preferred shares, then valued at approximately U.S.$2.5 million, in exchange for U.S.$3.5 million in advertising time on TV Azteca. This advertising time will be made available over a three-year period ending in 2002.

           In connection with our acquisitions of retail dial-up access customers from IMPSAT Fiber Networks in Brazil and Argentina in October 1999 and November 1999, respectively, and Colombia in April 2000, IMPSAT Fiber Networks purchased approximately U.S.$21.5 million of our Class A convertible preferred shares.

           In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of U.S.$10 million in cash, or U.S.$9.00 per Class B convertible preferred share. Each Class B convertible preferred share automatically converted into one common share on June 15, 2000, which was six months after the closing date of our initial public offering. The difference between the initial public offering price per common share and the U.S.$9.00 price per Class B convertible preferred share was amortized as a deemed dividend during the same six-month period.

           In mid-December 1999, we completed the initial public offering of our common shares. We issued an aggregate of 9,430,000 common shares in the offering and, in conjunction with the offering, listed our common shares on The Nasdaq National Market under the symbol "LCTO". We received net proceeds from the sale of our common shares in the initial public offering, after deduction of underwriting discounts and transaction expenses, of approximately U.S.$137.5 million.

           We realized proceeds of U.S.$1.3 million from the sale in June 2001 of our connectivity services business in Argentina and hold notes for the payment of an additional U.S.$100,000 over the twelve months ending June 30, 2002. In addition, we expect to realize proceeds from the intended sale of our connectivity services businesses in Colombia and Brazil. We cannot predict whether or when the sale of these businesses in Colombia and Brazil will be completed, if at all, or as to the proceeds from any such sale.

           We used net cash in operating activities totaling U.S.$77.4 million in 2000, U.S.$22.8 million in 1999, U.S.$3.2 million in 1998 and U.S.$875,000 in the partial year 1997. We have experienced and expect to continue to experience significant negative cash flows from operating activities. Net cash used in operating activities resulted primarily from our net operating losses.

           We used net cash in investing activities totaling U.S.$29.9 million in 2000, U.S.$23.2 million in 1999, U.S.$733,000 in 1998 and U.S.$261,000 in the partial year 1997. Net cash used in investing activities in 1999 resulted primarily from the acquisitions of IMPSAT Fiber Networks' retail dial-up customers in Brazil and Argentina and purchases of capital assets. Net cash used in investing activities in the year ended 2000 resulted primarily from the investment of net proceeds from our initial public offering in investments available for resale, the acquisition of DeCompras.com, purchases of capital assets and the acquisition of retail dial-up customers in Colombia.

           We paid U.S.$7.0 million in cash and issued 1.75 million of our common shares in connection with our acquisition of DeCompras.com, which closed in May 2000. We also made a working capital loan of U.S.$3.0 million to DeCompras.com during the period immediately prior to the closing of the acquisition, which was converted into equity in Decompras.com concurrently with the closing. We will write-off substantially all of our investment in DeCompras.com in our statement of operations for the quarter ended June 30, 2001 as a result of our intention to discontinue the operations of this e-commerce subsidiary during the third quarter pf 2001.

           We recorded U.S.$5.5 million of merger and restructuring expenses in 2000. These expenses primarily consisted of advisory, legal, accounting and other merger-related expenses, such as costs and expenses resulting from organizational changes undertaken to take advantage of synergies that are anticipated from the proposed merger transaction. We have recorded such costs as they have been incurred. We expect to record additional merger-related expenses of approximately U.S.$6.0 million during the first half of 2001.

           We had capital expenditures of approximately U.S.$9 million in 2000 and expect to make capital expenditures of approximately U.S.$3 million in 2001. The capital expenditures in 2000 principally consisted of purchases of, or investments in, technical equipment. The capital expenditures for 2001 will mainly consist of additional investments in equipment. We do not expect to incur significant capital expenditures for the foreseeable future.

           We expense many of our expenditures related to improvements to our websites such as new channels and interactive features. These expenses are included in product, content and technology expenses and in marketing and sales expenses.

           We believe that our cash, cash equivalents and investments available for sale balance of U.S.$62.7 million at December 31, 2000 (and U.S.$46.6 million at March 31, 2001) will be sufficient to enable us, on a stand-alone basis without giving effect to the proposed merger transaction, to meet our liquidity and capital resource requirements until mid-2002. We expect to require additional financing after that point in time. We cannot assure shareholders that financing would be available in sufficient amounts or on satisfactory terms and conditions -- if at all.

Market Risks

           We have not had any material interest rate exposure because we have no significant debt balances to date. Our Class A convertible preferred shares, which carried an annual dividend rate of 8%, were automatically converted into common shares upon completion of our initial public offering. Our Class B convertible preferred shares, which also carried an annual dividend rate of 8%, were automatically converted into common shares on June 15, 2000, six months after completion of its initial public offering.

           Our principal foreign currency exposure is related to our asset base, which has consisted principally of monetary assets and liabilities, in the countries in which it operates. Our foreign currency exposures are summarized as follows:

                                                           At December 31, 2000
                                       --------------------------------------------------------------
                                        Monetary                  Monetary                     Net
                                         Assets                  Liabilities                 Exposure
                                       ---------                 -----------                ---------
                                                        (In millions of U.S. dollars)

Argentina........................      U.S.$10.4                   U.S.$ 5.6                U.S.$ 4.8
Brazil...........................            2.9                         3.4                     (0.5)
Mexico...........................            5.8                         3.4                      2.4
Other(1).........................            5.8                         2.2                      3.6
                                       ---------                   ---------                ---------
                                       U.S.$24.9                   U.S.$14.6                U.S.$10.3
                                       =========                   =========                =========
-------------
(1)        Includes Colombia, Uruguay and Chile.

           Our subsidiaries have generally used the U.S. dollar as their functional currency because the sale of Internet advertising has historically been priced and billed in U.S. dollars. As a result, the financial statements of the subsidiaries have been remeasured, or translated into U.S. dollars. The effects of foreign currency transactions and of remeasuring our subsidiaries' financial condition and results of operations into U.S. dollars have been included as net gain or loss on foreign exchange. However, our Brazilian subsidiary uses the real as its functional currency and, as such, the effects of foreign currency transactions and remeasuring are included as an adjustment to shareholders' equity. We do not currently hedge against currency exchange transaction risks, but could in the future engage in hedging activities against specific foreign currency transaction risks.

           To date, we have not been materially affected by inflation in any of the countries in which we conduct business or have operations.

           We have market price risks relating to investments available for sale, which amounted to approximately U.S.$10.2 million at December 31, 2000. We have not taken any actions to hedge this market price risk exposure.

Item 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

           Our articles of association provide for a minimum of nine directors.

           The following table presents the names and ages of each current member of our board of directors:

Name                            Age  Position
----                            ---  --------
Roberto Vivo-Chaneton..........  47  Co-founder and Chairman of the Board
Roberto Cibrian-Campoy.........  42  Co-founder and Director
Carlos E. Cisneros.............  35  Director
Michael Greeley................  38  Director
Guillermo Liberman.............  33  Director
Horacio Milberg................  54  Director
Eric C. Neuman.................  56  Director
Sofia Pescarmona...............  28  Director
Ricardo Verdaguer..............  50  Director

           All of the directors serve for a period ending at each annual meeting of shareholders, which generally will be held in May of each year.

EXECUTIVE OFFICERS

           The following table sets forth the names, ages and positions of each of our executive officers:

Name                            Age  Position
----                            ---  --------
Roberto Vivo-Chaneton..........  47  Co-founder and Chairman of the Board
Roberto Cibrian-Campoy.........  42  Co-founder, President and Chief Executive
                                       Officer
Leandro Anon...................  39  Chief Operating Officer
Horacio Milberg................  54  Chief Financial Officer and Secretary
Alfredo Jimenez de Arechaga....  48  Chief Administrative Officer, Controller
                                       and Treasurer
Florencia Rodriguez-Giavarini..  32  General Counsel
Santiago Troncar...............  30  Vice President -- Internet Product
                                       Development
Norberto Fernandez.............  46  Vice President -- Internet Technology
Pablo Arenas...................  38  Vice President -- Advertising Sales
Mariano Varela.................  33  Vice President -- Marketing

           Messrs. Roberto Vivo-Chaneton, Cibrian-Campoy, Anon and Milberg are members of the executive committee within the management of our company.

           Executive officers are appointed by, and serve at the discretion of, our board of directors.

BIOGRAPHICAL INFORMATION

           Roberto Vivo-Chaneton is our co-founder and has served as Chairman of our board of directors since our inception. Mr. Vivo was one of the founders of, and since 1988 has served as a Director and Deputy Chief Executive Officer, of IMPSAT Fiber Networks, Inc., a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America. Mr. Vivo holds degrees in Business Administration from Universidad Argentina de la Empresa and Macroeconomics from Instituto Torcuato di Tella, both in Buenos Aires.

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

           Carlos E. Cisneros has served as a Director since July 1999. In October 1996, Mr. Cisneros founded and became Chief Executive Officer of the Cisneros Television Group, at that time a member of Ibero-American Media Partners, II, Ltd. Mr. Cisneros is an alternate director of Univision Communications, and is a member of the advisory board of Clarity Partners, a Los Angeles-based venture investment firm. Mr. Cisneros has served as the President of the Miami Art Museum since September 2000. In January 1998, Mr. Cisneros was named Vice-Chairman of Ibero-American Media Partners, II, Ltd., an investment fund jointly owned by the Cisneros Group and Hicks, Muse, Tate & Furst Incorporated. Mr. Cisneros has been Executive Vice President of Venevision International since 1996. From June 1993 to October 1996, Mr. Cisneros was Vice-President of New Business Development at Venevision International. Mr. Cisneros holds a Bachelor of Arts degree in Political Science from American University in Washington, D.C.

           Michael Greeley has served as a Director since July 1999. Mr. Greeley has been a partner of Polaris Venture Partners since October 2000. From 1994 through September 2000, Mr. Greeley was a Senior Vice President of GCC Investments, Inc., the private equity investment group of GC Companies, Inc., which owns and operates General Cinema Theatres. Prior to 1994, Mr. Greeley was a Vice President at Wasserstein Perella & Co., Inc., an international investment bank. Mr. Greeley also currently serves as a director of VeloCom Inc., Fuelman, Inc. and MotherNature.com, Inc. Mr. Greeley was previously a director of Global TeleSystems Group, Inc. and American Capital Access Holdings, LLC. Mr. Greeley graduated from Williams College with honors and has a Master of Business Administration degree from Harvard Business School.

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

           Horacio Milberg has served as a Director since April 2000 and has been our Chief Financial Officer since July 1999. From September 1998 to
July 1999, Mr. Milberg served as a financial advisor to our board of directors. From April 1993 to July 1999, Mr. Milberg served as an independent financial advisor and investment manager. Mr. Milberg previously served as: senior finance officer of Corporacion IMPSA, S.A.; vice president, Investment Banking, Latin America for CS First Boston Corporation, New York; and vice president and director for Latin America for The Chase Manhattan Bank, N.A., New York and London. Mr. Milberg holds an undergraduate degree from Universidad de Buenos Aires and a Master of Business Administration degree with honors from the J. L. Kellogg Graduate School of Management, Northwestern University, where Mr. Milberg was a Fulbright Scholar.

           Eric C. Neuman has served as Director since June 2000. Mr. Neuman has been a Partner of Hicks, Muse, Tate & Furst Incorporated since January 2001. Between June 1998 and March 1999, Mr. Neuman served as Senior Vice President and Chief Strategic Officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks, Muse, Tate & Furst Incorporated. From 1993 to 1998, Mr. Neuman was an officer with Hicks, Muse, Tate & Furst Incorporated. Mr. Neuman serves on the boards of directors of LIN Television Corporation and Sunrise Television Corporation, and he previously was a director of Chancellor Media and Capstar Broadcasting Partners. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree from the J.L. Kellogg Graduate School of Management, Northwestern University.

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

           Ricardo Verdaguer has served as a Director since July 1997. Mr. Verdaguer has served as the President and Chief Executive Officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporacion IMPSA, S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. Mr. Verdaguer holds an Engineering degree from the Universidad Juan Agustin Mazza, Mendoza, Argentina.

           Leandro Anon has served as our chief operating officer since October 2000 and served as country manager for El Sitio Uruguay since October 1999. Mr. Anon was a real estate developer and is the president of La Tohona Golf Club, a private urban community and country club in Uruguay, which he co-founded. Mr. Anon also was the executive vice president of Sarandi Comunicaciones, a radio broadcast company in which he is a shareholder. Mr. Anon has a Degree in business administration and finance from Universidad Republica oriental del Uruguay.

           Alfredo Jimenez de Arechaga has served as our Chief Administrative Officer since July 1999 and also served as our Chief Financial Officer from November 1998 to July 1999. From 1995 until November 1998, Mr. Jimenez served in the Corporate Treasury of Corporacion IMPSA, S.A. From 1994 to 1998, Mr. Jimenez served as the Administration Manager for both Resis Ingenieria, S.A. and International Satellite Communication Holding Ltd. (Switzerland), each a subsidiary of IMPSAT Fiber Networks, Inc. From 1992 to 1994, Mr. Jimenez served as a Financial Manager for Puentes and Construcciones Ltda. in Uruguay. Mr. Jimenez holds a degree in agricultural engineering from Universidad Republica Oriental del Uruguay, a Masters degree in Project Evaluation and Economics, and a Masters in Business Administration degree from O.R.T. University in Uruguay.

           Florencia Rodriguez-Giavarini has served as our General Counsel since March 2000. Before joining our company, Ms. Rodriguez-Giavarini worked as Vice President with Citibank's Corporate Bank in Argentina. Previously, she was a Capital Markets and Project Finance Officer with Corporacion IMPSA S.A. Ms. Rodriguez-Giavarini holds a law degree from Universidad Catolica Argentina in Buenos Aires.

           Santiago Troncar has served as our Vice President - Product Development since March 2001. From September 1999 until January 2001, Mr. Troncar was our Vice President -- E-Commerce. From July 1997 until September 1999, Mr. Troncar was our Vice-President -- Marketing. Prior to that, Mr. Troncar was co-founder and manager of NewsClick, an Internet start up that developed one of the first web based information services in Argentina. From 1993 through 1996, Mr. Troncar was a senior consultant at Coopers & Lybrand in Buenos Aires, in charge of various projects in different industries. Mr. Troncar holds an undergraduate degree in economics from the Universidad de Buenos Aires and has attended the Executive Development Program at the Wharton School of Business.

           Norberto Fernandez has served as Vice President--Internet
Technology since November 2000. From 1998 until November 2000, Mr. Fernandez was the Technology Director at Westec S.A. Comunicaciones. From 1996 to 1998, Mr. Fernandez was the Technology Director at Skytel Uruguay. Prior to 1996,
Mr. Fernandez served as Technology Director at Renset S.A. and he was an outside consultant for Barisa S.A., product manager for Ahtuel Electronics S.A., lab engineer for Estirpe S.A. and Ventronics S.A., and technical engineer for Audio America and others since 1972. Mr. Fernandez holds an undergraduate degree in electronics and telecommunications from the Universidad de Buenos Aires.

           Pablo Arenas has served as Vice President -- Advertising Sales since April 2001. From September 1997 to March 2001, Mr. Arenas was the Advertising Sales Manager for Torneos y Competencias, which included special assignments to handle advertising sales for Panamerican Sports Network (PSN) and La Red Deportiva. From 1992 to 1997, Mr. Arenas served as Sales Manager for TM Producciones, where he was in charge of advertising sales for productions airing on Telefe and Canal 13 and radio productions. Mr. Arenas previously worked at the commercial departments at IBM and Rock & Pop radio in Buenos Aires. Mr. Arenas holds an undergraduate degree from the Universidad de Buenos Aires.

           Mariano Varela has served as our Vice President-- Marketing since August 1999. From August 1994 until July 1999, Mr. Varela served as Director of Client Services at Leo Burnett Worldwide Inc. in Argentina. From 1992 until 1994 he served as an account executive at Young and Rubicam in Argentina. From 1990 until 1992, Mr. Varela served as an account executive at Marcet, Dreyfuss and Associates. Mr. Varela has a degree in marketing from the Universidad del Salvador Argentina.

COMMITTEES OF THE BOARD OF DIRECTORS

           Our board of directors has standing audit and compensation committees.

           The audit committee consists of Messrs. Greeley, Neuman and Liberman. Among other functions, the audit committee:

           o makes recommendations to the board of directors regarding the selection of independent auditors;

           o reviews the results and scope of the audit and other services provided by our independent auditors;

           o    reviews our financial statements; and

           o    reviews and evaluates our internal control functions.

           The compensation committee consists of Messrs. Roberto
Vivo-Chaneton, Cisneros and Greeley. The compensation committee makes recommendations to the board of directors regarding the following matters:

           o    executive compensation;

           o salaries and incentive compensation for our employees and consultants; and

           o    the administration of our share option plans.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

           Directors currently do not receive stated compensation from our company for their service as members of our board of directors. However, by resolution of the board of directors, directors may receive a fixed amount and reimbursement for expenses in connection with the attendance at board of directors and committee meetings.

           Our directors did not receive any payments in connection with their services as such in the year ended December 31, 2000.

           Under a shareholders' agreement entered into in connection with the July 1999 private placement of our Class A convertible preferred shares, monitoring and directors' fees of U.S. $700,000 per year, in the aggregate, are payable to IAMP (El Sitio) Investments Ltd., GCC Investments, LLC, Tower Plus International, SLI.com Inc., Militello Limited and IMPSAT Fiber Networks, Inc.

           From time to time, some of our directors may be granted options to purchase shares of common shares.

Executive Officer Compensation

           The aggregate amount of compensation paid by us to nine executive officers as a group (including Roberto Vivo-Chaneton, who began to receive compensation as of October 31, 2000, but excluding Pablo Arenas, who became an executive officer in 2001) was approximately U.S.$1.5 million for the year ended December 31, 2000. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under our 1999 share option plan.

           At December 31, 2000, our executive officers (including Mr. Vivo-Chaneton, but excluding Mr. Arenas) held an aggregate of 2,233,900 options in respect of our common shares at an average exercise price of U.S.$8.38 per share. 508,500 of these options were exercisable as of December 31, 2000, and an additional 6814,950 options will become exercisable in 2001. The four members of the executive committee held, in the aggregate, 1,892,000 of these options.

           Some of our executive officers (including Messrs. Cibrian-Campoy and Milberg, but not Mr. Vivo-Chaneton) have employment agreements with us for three-year terms. Each of these agreements provides for a specified monthly salary, a minimum annual bonus and share options. Each of these agreements also provides for one year's salary in the event of termination of employment, except if such termination is "for cause".

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

           At December 31, 2000, options to purchase 4,534,177 common shares were outstanding under the 1999 share option plan and 170,363 shares remained available for future option grants. The weighted average exercise price for these outstanding options is U.S.$7.32 per share. Most of these outstanding options become exercisable either (i) in tranches (as to 30% of the options on the first anniversary of the grant date, as to 30% of the options on the second anniversary of the grant date and as to the remaining 40% of the options, on the third anniversary of the grant date) or (ii) on the third anniversary of the grant date. These options terminate upon the earliest to occur of the following: termination of an optionee's employment for good cause, 30 days after an optionee's resignation, 180 days after an optionee's employment is terminated for any other reason, including retirement, disability or death, and eight years after the grant date. Notwithstanding the foregoing, upon a change of control (for example, a merger or similar transaction or the removal of a majority of the members of our current board of directors) of our company that occurs on or after the first anniversary of the grant date, all unvested portions of options then outstanding will vest in full on that date.

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

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

           Under British Virgin Islands law, every director and officer of El Sitio, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in our memorandum and articles of association or in any agreement entered into by us relieves a director or officer from the duty to act in accordance with our memorandum and articles of association or from any personal liability arising from his or her management of our business and affairs.

           We may indemnify any director or officer against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director or officer if the director or officer acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of the board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director of officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful. If a director or officer to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

           We may purchase and maintain insurance in relation to any director or officer against any liability asserted against the director or officer and incurred by the director or officer in that capacity, whether or not we have or would have had the power to indemnify the director or officer against the liability as provided in our memorandum and articles of association.

Item 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

PRINCIPAL SHAREHOLDERS

           The following table presents, as of May 31, 2001, the beneficial ownership of our common shares by:

           o each person or entity which, to our knowledge, owns beneficially more than 5% of the outstanding common shares;

           o    each of our directors and executive officers; and

           o    all of our directors and executive officers as a group.

           Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their common shares, except to the extent applicable law gives spouses shared authority. Each shareholder has the same voting rights as each other shareholder.

           The table reflects the conversion of all of our outstanding Class A convertible preferred shares into our common shares, which occurred automatically upon the closing of our initial public offering in December
1999). In addition, the table reflects of the conversion of our 1,111,111 outstanding Class B convertible preferred shares, which occurred automatically on June 15, 2000 (six months after the closing of our initial public offering).

                                                                                 Number                    Percentage of
Beneficial Owner                                                                of Shares                Common Shares(1)
----------------                                                                ---------                ----------------

Principal Shareholders
IAMP (El Sitio) Investments, Ltd.(2)..............................               8,164,549                        18.0%
SLI.com Inc.(3)...................................................               4,956,676                        11.0
Militello Limited(4)..............................................               4,799,414                        10.6
IMPSAT Fiber Networks, Inc........................................               6,141,230                        13.6
Tower Plus International..........................................               2,325,324                         5.1

Directors and Executive Officers
Roberto A. Vivo-Chaneton(5).......................................              11,060,644                        24.4
Ricardo Verdaguer(6)..............................................               8,466,554                        18.7
Sofia Pescarmona(7)...............................................               6,141,230                        13.6
Carlos E. Cisneros(8).............................................               8,165,599                        18.0
Eric C. Neuman(9).................................................               8,314,871                        18.4
Guillermo J. Liberman(10).........................................               4,956,676                        11.0
Michael Greeley...................................................                   4,400                           *
Roberto Cibrian-Campoy(11)........................................               1,118,010                         2.4
Horacio Milberg(12)...............................................                  98,400                           *
Leandro Anon(13)..................................................                 150,346                           *
Alfredo Jimenez de Arechaga(14)...................................                  35,407                           *
Santiago Troncar(15) .............................................                  36,600                           *
Florencia Rodriguez-Giavarini(16) ................................                   3,000                           *
Norberto Fernandez(17)............................................                     300                           *
Pablo Arenas......................................................                      --                          --
Mariano Varela(18) ...............................................                  31,024                           *
All directors and executive officers as a group (16 persons)......              28,010,730                        61.9
-----------------
*      indicates less than 1%.

(1)    Calculated according to Rule 13d-3(d) of the Securities Exchange Act of
       1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.


                                             (footnotes continued on next page)

(2)    Includes 1,713,832 common shares issued through December 31, 2000 to
       Washburn Enterprises, an affiliate of IAMP (El Sitio) Investments, Ltd.
       Also includes 55,556 common shares issued to Red de Television
       Chilevision S.A. and 111,111 common shares issued to Ibero-American
       Media Holding Chile S.A., affiliates of IAMP (El Sitio) Investments,
       Ltd., in connection with El Sitio's strategic alliance with these companies.

(3) Includes 62,500 common shares issued to Sarandi Comunicaciones S.A., which is an affiliate of SLI.com Inc. and Guillermo J. Liberman.
       SLI.com Inc. and Mr. Liberman disclaim beneficial ownership of all shares owned by Sarandi Comunicaciones S.A.

(4) Includes 62,500 common shares issued to Sarandi Comunicaciones, which is an affiliate of Militello Limited and Mr. Roberto
       Vivo-Chaneton. Militello Limited and Mr. Vivo-Chaneton disclaim beneficial ownership of all shares owned by Sarandi Comunicaciones
       S.A.

(5) Includes 4,736,914 common shares owned by Militello Limited in respect of which Mr. Roberto Vivo-Chaneton has a controlling interest. Also includes 6,141,230 shares owned by IMPSAT Fiber Networks, Inc.
       attributable to Mr. Vivo-Chaneton as a result of his affiliation with IMPSAT Fiber Networks, Inc. In addition, includes 62,500 common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc. and Sarandi
       Comunicaciones S.A. Also includes 120,000 options to purchase common shares granted to Mr. Vivo-Chaneton under El Sitio's 1999 share option plan which are currently exercisable, but excludes 340,000 options which are not currently exercisable.

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

(8)    Includes 6,284,050 common shares owned by IAMP (El Sitio)
       Investments, Ltd., which are included as a result of Mr. Cisneros' association with the Cisneros Group, which has an indirect joint ownership interest in IAMP (El Sitio) Investments, Ltd. Also includes 1,713,832 common shares issued through December 31, 2000 to Washburn Enterprises, an affiliate of IAMP (El Sitio) Investments,
       Ltd. Also includes 55,556 common shares issued to Red de Television
       Chilevision S.A. and 111,111 common shares issued to Ibero-American
       Media Holdings Chile S.A., affiliates of IAMP (El Sitio)
       Investments, Ltd., in connection with El Sitio's strategic alliance with these companies. Mr. Cisneros disclaims beneficial ownership of all shares owned by IAMP (El Sitio) Investments, Ltd., Washburn
       Enterprises, Red de Television Chilevision S.A. and Ibero-American
       Media Holdings Chile S.A.

(9)    Includes 6,284,050 common shares owned by IAMP (El Sitio) Investments,
       Ltd., which are included as a result of Mr. Neuman's affiliation with Hicks, Muse, Tate & Furst Incorporated which has an indirect joint ownership interest in IAMP (El Sitio) Investments, Ltd. In addition, includes 1,713,832 common shares issued through December 31, 2000 to Washburn Enterprises, an affiliate of IAMP (El Sitio) Investments, Ltd.
       Also includes 55,556 common shares issued to Red de Television
       Chilevision S.A. and 111,111 common shares issued to Ibero-American
       Media Holdings Chile S.A., affiliates of IAMP (El Sitio) Investments
       Ltd., in connection with El Sitio's strategic alliance with these companies. Mr. Neuman disclaims beneficial ownership of all shares owned by IAMP (El Sitio) Investments, Ltd., Hicks, Muse, Tate & Furst
       Incorporated, Washburn Enterprises, Red de Television Chilevision S.A.
       and Ibero-American Media Holdings Chile S.A.

(10) Includes beneficial ownership of 4,894,176 common shares attributable to Mr. Liberman as a result of his controlling interest in SLI.com Inc. Also includes 62,500 common shares issued to Sarandi
       Comunicaciones S.A., which is an affiliate of Mr. Liberman. SLI.com
       Inc. and Mr. Liberman disclaim beneficial ownership of all shares owned by Sarandi Comunicaciones S.A.

(11) Includes 908,010 common shares held through RC Limited, which is wholly owned by Mr. Cibrian-Campoy and his wife. Also includes options to purchase 210,000 common shares granted to Mr. Cibrian-Campoy under El
       Sitio's 1999 share option plan, which are currently exercisable, but excludes 750,000 options which are not currently exercisable.

(12)   Includes options to purchase 90,600 common shares granted to Mr.
       Milberg under El Sitio's 1999 share option plan which are currently exercisable, but excludes 291,400 options which are not currently exercisable.


                                             (footnotes continued on next page)


(13)   Includes 75,846 common shares owned by Compania de Inversiones de
       Montevideo S.A., in respect of which Mr. Anon holds a controlling interest. Also includes 62,500 common shares issued to Sarandi
       Communicaciones S.A. which is an affiliate of Compania de
       Inversiones de Montevideo S.A. and Leandro Anon. Compania de
       Inversiones de Montevideo S.A. and Mr. Anon disclaim beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Also includes options to purchase 12,000 common shares granted to Mr.
       Anon under El Sitio's 1999 share option plan which are currently exercisable, but excludes 78,000 options which are not currently exercisable.

(14)   Includes options to purchase 18,000 common shares granted to Mr.
       Jimenez under our 1999 share option plan which are currently exercisable, but excludes 67,000 options which are not currently exercisable.

(15)   Includes options to purchase 36,600 common shares granted to Mr.
       Troncar under our 1999 share option plan which are currently exercisable, but excludes 66,800 options which are not currently exercisable.

(16)   Includes options to purchase 3,000 common shares granted to Ms.
       Rodriguez-Giavarini under our 1999 share option plan which are currently exercisable, but excludes 47,000 options which are not currently exercisable.

(17)   Includes options to purchase 300 common shares granted to Mr.
       Fernandez under our 1999 share option plan which are currently exercisable, but excludes 3,200 options which are not currently exercisable.

(18)   Includes options to purchase 18,000 common shares granted to Mr.
       Varela under our 1999 share option plan which are currently exercisable, but excludes 67,000 options which are not currently exercisable.


           The above table does not include 3,347,197 common shares reserved for issuance upon exercise of options granted under our 1999 share option plan, but that are not currently exercisable (including, among others, the options referred to in notes (5) and (11) through (16) and (18) above) at a weighted average exercise price of U.S. $6.98 per share.

                                ---------------

           As of May 31, 2001, 22,257,427 common shares were held by holders in the United States, and there were 94 record holders in the United States.

RELATED PARTY TRANSACTIONS

The Proposed Claxson Transaction

           We entered into the combination agreement with Ibero-American Media Partners, Carlyle/Carlton and Hicks Muse to combine our Internet business with their respective pay television, broadcast television and radio businesses and create a media company with a portfolio of popular entertainment brands and multiple methods of distributing its content. The proposed Claxson transaction involves affiliates of El Sitio and, as a result, is a related party transaction. Ibero-American Media Partners, which is owned by Carlyle/Carlton and Hicks Muse, is a major shareholder of our company. Both Carlos Cisneros, who is the Chairman and Chief Executive Officer of the Cisneros Television Group, as well as Eric C. Neuman, who is a partner of Hicks, Muse, Tate & Furst Incorporated, serve on our board of directors. In addition, several of our major shareholders, including Ibero-American Media Partners, have entered into voting agreements to vote their shares in favor of approval of the transaction. Terms of the combination agreement are described under Item 4. "Information on the Coompany -- The Proposed Claxson Transaction".

           Although the proposed Claxson transaction is a related party transaction, we have taken steps to ensure that the transaction is fair to our company and is in the best interest of our shareholders. Among other measures, the interested directors in this transaction, namely Messrs. Cisneros and Neuman, recused themselves from any votes undertaken by the board of directors in determining whether to enter into the proposed transaction. In addition, Credit Suisse First Boston Corporation, our financial advisor in the transaction, conducted an analysis of the transaction and rendered a fairness opinion to the effect that the proposed transaction was fair, from a financial point of view, to our shareholders (excluding Ibero-American Media Partners).

Other Related Party Transactions

           Through one of our subsidiaries, we have an agreement in principle with Compania Anonima Tenedora de Valores Inmobiliarios, a member of the Cisneros Group, to purchase advertising time on the Venezuelan television channel known as Venevision for a value of U.S.$130,000.

           In February 2000, we entered into a strategic alliance with Sarandi Comunicaciones S.A., which owns and operates a network of radio stations in Uruguay under the Sarandi name. Under this five-year agreement, we received an exclusive royalty-free license to use proprietary content broadcast on radio stations owned by Sarandi. We also have the right to re-name and re-brand one of the radio stations under the El Sitio mark and, ultimately, to purchase it from Sarandi for U.S.$l.0 million. This option expires in February 2002. Sarandi has agreed to provide a fixed amount of advertising time on its radio stations to us, valued at U.S.$450,000, and to guarantee a minimum amount of advertising for our website in Uruguay. In exchange for Grupo Sarandi's obligations, we will design, host and maintain websites for Sarandi's radio stations. We have issued to Sarandi an aggregate of 62,500 of our common shares, which have been pledged by Sarandi as security for its payment obligations to us. Sarandi is an affiliate of Guillermo J. Liberman and SLI.com Inc., as well as Roberto Vivo-Chaneton, who are shareholders in El Sitio, and Leandro Anon, who is our chief operating officer.

           Guillermo Liberman, who is one of our directors and who holds common shares in our company through SLI.com Inc., is a director of Sociedad Latinoamericana de Inversiones, the holding company of Grupo Liberman, which is involved in agribusiness, fisheries, telecommunications and hotel development. An affiliate of Grupo Liberman, Video Cable Comunicacion, or VCC, is a cable television system operator which was sold to Tele-Communications, Inc. in 1995 in a series of transactions for over U.S.$1 billion. Prior to the sale of VCC to Tele-Communications, Inc., we were entered into a reciprocal advertising agreement with VCC pursuant to which each company provided the other with advertising time. We previously leased offices from Grupo Liberman in Miami. Mr. Liberman also is affiliated with one of our advertisers, TeleLatina, a start-up regional telecommunications company in Latin America. TeleLatina accounted for approximately U.S.$69,000 of our advertising revenues in 1999 and none of those revenues in 2000.

           In July 1998, we acquired 85% of the Class A shares and 100% of the Class B shares of Cibrian-Campoy Creativos, S.A., in Argentina, from its shareholders, who included the following directors and executive officers:
Roberto Cibrian-Campoy; Guillermo Liberman and Roberto Vivo-Chaneton. We paid U.S.$50,000 for 85% of these shares, and issued 3,432,094 of our common shares for 100% of the Class B shares, of Cibrian-Campoy Creativos, S.A. In October 1997, we purchased, for an aggregate purchase price of U.S. $1,700, the majority of the shares of Aalefranger, S.A., in Uruguay, from its shareholders, who included Roberto Vivo-Chaneton and Roberto Cibrian-Campoy. These two companies are the predecessors of our operating subsidiaries in Argentina and Uruguay.

           IMPSAT Fiber Networks, Inc. is controlled by the Pescarmona group, of which Sofia Pescarmona, a director of El Sitio, is a member. The Pescarmona group indirectly owns approximately 75% of the capital stock of IMPSAT. Roberto Vivo-Chaneton is a director of IMPSAT. Mr. Vivo-Chaneton beneficially owns approximately 6% of the capital stock of IMPSAT. Ricardo Verdaguer, another director of El Sitio, is the president and chief executive officer of IMPSAT. Mr. Verdaguer owns approximately 3.5% of the capital stock of IMPSAT. We acquired the retail dial-up access customers of IMPSAT in Brazil, Argentina and Colombia. In connection with the acquisitions, among other things, we entered into services agreements with subsidiaries of IMPSAT under which they provided us with the telecommunications infrastructure to provide connectivity services to the acquired customers for payments amounting to approximately U.S.$5.5 million through December 31, 2000. In addition, we paid to IMPSAT approximately U.S.$300,000 for connectivity services provided to our portal in Argentina. IMPSAT also provides us with links to the Internet in exchange for advertising on our network that accounted for U.S.$124,000 of our net revenues and a corresponding amount of our operating expenses in 2000.

           Some of our directors have from time to time in the past guaranteed our short-term indebtedness or other obligations.

           On July 7, 1999, we completed a private placement of 5,447,088 Class A convertible preferred shares for a gross purchase price of U.S.$38.4 million in cash. Strategic investors included Hicks Muse and Ibero-American Media Partners.

           Under a shareholders agreement entered into in conjunction with the July 1999 private placement and our articles of association, we pay monitoring fees and directors fees of U.S.$700,000 per year, in the aggregate, to IAMP (El Sitio) Investments Ltd., GCC Investments, LLC, Tower Plus International, SLI.com, Inc., Militello Limited and IMPSAT Fiber Networks, Inc.

           In February 2000, we signed a letter agreement with Chilevision and Radio Chile. Pursuant to this two-year agreement, we design, host and maintain websites for Chilevision's and Radio Chile's radio stations and television network in Chile and receive the right to use content from Chilevision and Radio Chile on our Chilean website. As part of these agreements, Chilevision and Radio Chile guaranteed us a minimum of U.S.$300,000 in advertising revenues during the first year of the agreement and U.S.$600,000 in the second year of the agreement. In exchange for our obligations, we have issued to Chilevision and Radio Chile an aggregate of 166,667 common shares.

           In March 2000, PSN Multimedia International, which we refer to in this annual report as "PSN" and which is owned by funds affiliated with Hicks, Muse, Tate & Furst Incorporated, and we agreed to establish hypertext links between PSN.com and our websites. As consideration for the maintenance of the hypertext links, PSN has agreed to purchase advertising on our websites in the amount of U.S.$1.0 million over a period of one year ending March 31, 2001.

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

                                                                                  Sales Prices
                                                                                  ------------
                                                                              High              Low
                                                                              ----              ---
2000
First Quarter............................................................  U.S.$39.88       U.S.$18.88
Second Quarter...........................................................       19.88             5.56
Third Quarter............................................................        7.81             3.69
Fourth Quarter...........................................................        4.19             0.53

           During the first quarter of 2001 (January 1, 2001 through March 31,
2001), the high and low prices of our common shares on The Nasdaq National Market has ranged from U.S.$1.88 to U.S.$0.44. From April 1, 2001 through June 27, 2001, the high and low prices of our common shares ranged from U.S.$1.17 to U.S.$0.35.

Item 10.      ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

           Our authorized capital consists of 200,000,000 common shares and 100,000,000 preferred shares.

Common Shares

           As of each of December 31, 2000 and May 31, 2001, we had 45,242,304 common shares issued and outstanding. All outstanding shares of common shares are fully paid and non-assessable.

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

U.S. Federal Income Tax Considerations

           The following discussion is a summary of the material U.S. federal income tax considerations that may be relevant to a U.S. Holder (as defined below) of the ownership and disposition of our common shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code and published administrative rulings and pronouncements and judicial decisions, all as of the date hereof. We cannot assure you that future legislation, administrative rulings or court decisions will not modify the conclusions set forth in this summary, possibly with retroactive effect. This discussion is of a general nature only and prospective purchasers of our common shares are advised to consult their own tax advisors with respect to U.S. federal, state and local tax consequences and tax consequences in other jurisdictions, of the ownership of our common shares applicable in their particular situation. Except as specifically set forth herein, this discussion deals only with common shares held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, dealers in securities or currencies, a trader in securities that elects to use the mark-to-market method of accounting for its securities holdings, persons owning 10% or more of our voting shares, persons who receive our common shares pursuant to the exercise of employee share options or otherwise as compensation, tax-exempt entities, persons that will hold shares as a position in a "hedging", integrated or "conversion" transaction constructive sale or straddle, or persons that have a "functional currency" (as defined in Section 985 of the Code) other than the U.S. dollar.

           If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares should consult its tax adviser.

           As used herein, a "U.S. person" is:

           o    a United States citizen or resident;

           o a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the United States or any political subdivision thereof;

           o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

           o a trust (1) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A "U.S. Holder" is a beneficial owner of our common shares that is a U.S. person. A "non-U.S. Holder" is a beneficial owner of our common shares that is not a U.S. Holder.

    U.S. Holders

           Distributions. Subject to the passive foreign investment company rules discussed below, distributions made to U.S. holders on or with respect to our common shares will be treated as dividends and be taxable as ordinary income to the extent that those distributions are made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If the amount of any distribution exceeds our accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis, and thereafter as capital gain. U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to distributions by us because we are a foreign corporation. We do not currently pay dividends on our common shares and do not anticipate paying dividends in the foreseeable future.

           If we are a "United States-owned foreign corporation", distributions with respect to our common shares that are taxable as dividends generally will be treated for U.S. foreign tax credit purposes as either (1) foreign source "passive income" or, in the case of some U.S. Holders, foreign source "financial services income" or (2) U.S. source income, in proportion to our earnings and profits in the year of distribution allocable to foreign and U.S. sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as 50% or more of the voting power or value of our shares is owned, directly or indirectly, by U.S. persons.

           Disposition. Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of our common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on that sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in our common shares surrendered. The gain or loss will be long term capital gain or loss if the U.S. Holder's holding period for our common shares is more than one year. Any gain or loss so realized generally will be U.S. source.

          Passive Foreign Investment Company Provisions. Based on our valuation of our company's assets, it is likely that we will be a passive foreign investment company (a "PFIC") for 2001 and may be a PFIC in subsequent years, although because this is a factual determination made annually we cannot provide you with any assurance in this regard. The determination of our PFIC status is based on a valuation of our assets, including goodwill. In calculating goodwill, we will value our total assets based on the market value of our common shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. We believe our approach is reasonable. However, the authorities in this area are unclear, and we cannot provide you with any assurance that the determination of PFIC status is accurate. In addition, because we have valued our assets based on the market value of the shares, changes in the price of the shares may affect our PFIC status.

           A foreign corporation will be classified as a PFIC for U.S. federal income tax purposes if 75% or more of its gross income for the taxable year is passive income or on average for the taxable year, 50% or more of its assets, by value (or, if it is not a publicly traded company and so elects, by adjusted basis), produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If a foreign corporation is classified as a PFIC in any year with respect to which a U.S. Holder owns common shares, it generally will continue to be treated as a PFIC with respect to such shareholder in all succeeding years. We will notify U.S. Holders by letter and provide them with the information as may be required to make a "qualified electing fund" election effective.

           Unless U.S. Holders make a "QEF election" or a "mark-to-market election", each as described below:

           o distributions made by our company during a taxable year with respect to our common shares that are "excess distributions" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or your holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder's holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which our company was classified as a PFIC will be included as ordinary income in gross income for the current year. The amount allocated to each other prior taxable year will be taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year, subject to an interest charge at the rate applicable to deficiencies in income taxes; and

           o the entire amount of any gain realized upon the sale or other disposition of our common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above. In addition, U.S. Holders who acquire their common shares in our company from decedents generally will not receive a "stepped-up" basis in those common shares; instead, the U.S. Holders will have a tax basis equal to the lower of the fair market value of the common shares or the decedent's tax basis. Furthermore, a disposition pursuant to a transaction that would otherwise qualify for non-recognition treatment in which a U.S. Holder receives shares of a non-U.S. company that is not a PFIC in exchange for our common shares generally would not be entitled to such treatment if the U.S. Holder realizes a gain on that disposition. However, any losses realized by a U.S. Holder on that disposition generally would not be recognized.

           These special PFIC rules generally will apply even if we cease to be a PFIC in future years. However, these rules will not apply if the U.S. Holder elects to have our company treated as a "qualified electing fund" (a "QEF election") and our company provides certain information required for the QEF election. We intend to notify U.S. Holders and provide them with that information as may be required to make the QEF election effective.

           If a U.S. Holder makes a QEF election, the U.S. Holder will be currently taxable on its pro rata share of our company's ordinary earnings and net capital gain (at ordinary income and long-term capital gains rates, respectively) for each taxable year of our company, regardless of whether or not distributions were received. The U.S. Holder's basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction in basis in the common shares and will not be taxed again as a distribution.

           Alternatively, if our common shares are treated as "marketable stock", a U.S. Holder may make a mark-to-market election. If this election is made, the U.S. Holder will not be subject to the PFIC rules described above. Instead, the U.S. Holder generally will include in each year as ordinary income the excess, if any, of the fair market value of our common shares at the end of the taxable year over the U.S. Holder's adjusted basis in the shares. Likewise, the U.S. Holder will be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted basis in the common shares over their fair market value at the end of the taxable year but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's basis in the common shares would be adjusted to reflect any such income or loss amounts. The mark-to-market election is only available with respect to stock traded on certain U.S. exchanges and other exchanges designated by the U.S. Treasury. Under current law, the mark-to-market election may be available to U.S. Holders since our common shares are currently listed on The Nasdaq National Market, which constitutes a qualified exchange as designated by the Code. There can be no assurance, however, that our common shares will continue to be listed on The Nasdaq National Market or that they will be "regularly traded" on that exchange. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

           Foreign Personal Holding Companies. If five or fewer U.S. individuals own, or are treated as owning under certain attribution rules, in the aggregate more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60% (50% in certain circumstances) of the "gross income" of such foreign corporation is made up of certain passive type income (for example, dividends, interest, certain rents and royalties and gain from the sale of stock or securities) for a taxable year, then such corporation will be a "foreign personal holding company" ("FPHC"). If a foreign corporation is a FPHC, U.S. persons that own shares in the FPHC (regardless of the size of their shareholding and regardless of whether they are individuals) will generally be subject to current U.S. tax on a pro-rata portion of the FPHC's undistributed foreign personal holding company income ("FPHCI") for the taxable year or part thereof, although tax-exempt U.S. investors will not be subject to tax on amounts attributable to FPHCI. In addition, U.S. persons that are required under these rules to include undistributed taxable income for a taxable year and that own at least 5% of the value of the FPHC's shares are required to comply with certain reporting requirements under the Code. In addition, if our company became a FPHC, U.S. persons who acquire their shares from decedents would not receive a "stepped-up" basis in such shares. Instead, such U.S. persons would have a tax basis equal to the lower of fair market value or the decedent's basis.

           We do not expect that the shareholder test will be met for the current fiscal year. Accordingly, we do not expect to be treated as a FPHC. However, due to a number of factors, including the FPHC stock attribution rules, possible change in residence by current indirect shareholders, and possible acquisition of our common shares by purchase, gift or bequest by individuals related to or partners of current indirect shareholders, we cannot assure you that we are not currently or will not become a FPHC in the future.

    Information Reporting and Backup Withholding

           In general, information reporting requirements will apply to dividends in respect of our common shares or the proceeds received on the sale, exchange or redemption of common shares paid within the U.S. (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability.

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

           Not applicable.

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

                                   PART III

Item 18.      FINANCIAL STATEMENTS

           The following consolidated financial statements of El Sitio and its subsidiaries are included at the end of this annual report:

Index to Financial Statements............................................  F-1

Independent Auditors' Report.............................................  F-2

Consolidated Balance Sheets at December 31, 1999 and 2000................  F-3

Consolidated Statements of Operations and Comprehensive Loss for the
   years ended December 31, 1998, 1999 and 2000..........................  F-4

Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1998, 1999 and 2000......................................  F-5

Consolidated Statements of Cash Flow for the years ended December 31,
   1998, 1999 and 2000...................................................  F-7

Notes to Consolidated Financial Statements...............................  F-8

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

10.8 Assignment Agreement, dated April 1, 2000, between El Sitio Colombia S.A. and IMPSAT S.A.**

10.9 Form of Employment Agreement (substantially in the form entered into by each of Roberto Cibrian-Campoy and Horacio Milberg).**

10.10 Form of Employment Agreement (substantially in the form entered into by each of Mariano Varela and Alfredo Jimenez de Arechaga).**

10.11 Strategic Relationship Agreement, dated February 28, 2000, between Grupo Sarandi and El Sitio Uruguay, S.A.**

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

10.25 Warrant Acquisition Agreement, dated June 25, 1999, between Bear, Stearns & Co. Inc. and El Sitio, Inc. (formerly El Sitio International Corporation).*

10.26 Purchase Agreement, dated March 10, 2000, among El Sitio, Inc., Belagua B.V., Coracias, B.V., the stockholders of DeCompras.com, Inc. and DeCompras.com, Inc.**

10.27 Letter Agreement, dated February 17, 2000, among El Sitio, Inc., Red de Television Chilevision S.A. and Iberoamerican Media Holdings Chile S.A.**

10.28 Form of Noncompete Agreement (substantially in the form entered into by each of Roberto Cibrian-Campoy, Alfredo Jimenez de Arechaga, Horacio Milberg and Mariano Varela).**

10.29      Combination Agreement, dated October 30, 2000, among El Sitio,
           Inc.; Carlyle Investments LLC and Carlton Investments LLC (as assignees of Newhaven Overseas Corp.); Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P.; and Ibero-American Media Partners II, Ltd.***

10.30 Amendment No. 1 to the Combination Agreement, dated as of June 26, 2001, among El Sitio, Inc.; Carlyle Investments LLC and Carlton Investments LLC; Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA1-SBS Coinvestors, L.P.; and Ibero-American Media Partners I, Ltd.****

10.31      Form of Holdco Agreement.***

10.32      Voting Agreements, dated as of October 30, 2000, among
           Ibero-American Media Partners II, Ltd., El Sitio, Inc. and each of
           (i) Impsat Fiber Networks, Inc., (ii) Militello Limited, (iii) RC Limited, (iv) Roberto Cibrian-Campoy, (v) Roberto Vivo-Chaneton,
           (vi) SLI.com Inc. and (vii) Tower Plus International.***

10.33 Amendment No. 1 to Voting Agreements, dated as of June 26, 2000 among Ibero-American Media Partners II, Ltd., El Sitio, Inc. and each of (i) Impsat Fiber Networks, Inc., (ii) Militello Limited,
           (iii) RC Limited, (iv) Roberto Cibrian-Campoy, (v) Roberto Vivo-Chaneton, (vi) SLI.com Inc. and (vii) Tower Plus International.****

10.34 Definitive ISP Service Transfer Agreement, dated as of June 8, 2001, between Netizen S.A. and El Sitio Argentina S.A.

21.1 List of Subsidiaries of the Company (included in Item 4. "Information on the Company -- Subsidiaries").

-----------------------
*          Incorporated herein by reference to the Registration Statement (No.
           333-91263) on Form F-1, as filed with the Securities and Exchange Commission and declared effective on December 9, 1999.

** Incorporated herein by reference to El Sitio's Annual Report on form 20-F for the year ended December 31, 1999 (No. 34-28367), as filed with the Securities and Exchange Commission on May 2, 2000.

***        Incorporated herein by reference to the Registration Statement (No.
           333-13062) on Form F-4, as amended, as originally filed with the Securities and Exchange Commission on January 12, 2001.

**** Incorporated herein by reference to El Sitio's Report on Form 6-K (No. 34-28367), as filed with the Securities and Exchange Commission on June 27, 2001.

                         INDEX TO FINANCIAL STATEMENTS


                                                                          Page

Independent Auditors' Report.............................................  F-2

Consolidated Balance Sheets at December 31, 1999 and 2000................  F-3

Consolidated Statements of Operations and Comprehensive Loss for
   the years ended December 31, 1998, 1999 and 2000......................  F-4

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000................................  F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 1998, 1999 and 2000......................................  F-7

Notes to Consolidated Financial Statements...............................  F-8

INDEPENDENT AUDITORS' REPORT

To the Shareholders of El Sitio, Inc.:

We have audited the accompanying consolidated balance sheets of El Sitio, Inc. and subsidiaries ("El Sitio") as of December 31, 1999 and 2000 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of El Sitio's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of El Sitio at December 31, 1999 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
March 1, 2001, except for Note 16, as to which the date is June 26,
2001

                        EL SITIO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       As of December 31, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


                                                                                          1999                   2000
                                                                                        --------               --------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents....................................................        $160,029               $ 52,419
   Investments, available for sale..............................................              --                 10,249
   Trade accounts receivable, net...............................................           3,123                  8,522
   Other receivables............................................................             392                    953
   Inventories..................................................................              --                  2,004
   Prepaid advertising and other current assets.................................          10,094                 10,764
                                                                                        --------               --------
      Total current assets......................................................         173,638                 84,911
PROPERTY AND EQUIPMENT, NET.....................................................           5,405                 11,613
CUSTOMER BASE, NET..............................................................          18,209                 12,448
GOODWILL, NET...................................................................              --                 17,994
INTANGIBLE AND OTHER ASSETS, NET................................................           4,668                 10,152
                                                                                        --------               --------
TOTAL ASSETS....................................................................        $201,920               $137,118
                                                                                        ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable.............................................................        $ 13,499               $ 13,232
   Accrued and other liabilities................................................           4,824                  5,968
   Unearned revenues............................................................             958                  1,781
                                                                                        --------               --------
      Total current liabilities.................................................          19,281                 20,981
                                                                                        --------               --------
COMMITMENTS AND CONTINGENCIES (Note 14)
CLASS B CONVERTIBLE PREFERRED SHARES
   Redeemable U.S.$0.01 par value, 8% cumulative dividend -
      1,888,889 shares authorized 1,111,111 shares issued and
      outstanding at December 31, 1999, liquidation preference
      U.S.$0.01 per share.......................................................           8,967                     --
                                                                                        --------               --------
SHAREHOLDERS' EQUITY:
   Common shares, U.S.$.01 par value, 200,000,000 shares
      authorized; 40,157,138 and 45,242,304 shares issued and
      outstanding at December 31, 1999 and 2000, respectively...................             402                    452
   Additional paid-in capital...................................................         225,860                254,103
   Obligation for future issuance of common shares..............................           6,000                     --
   Deferred share-based compensation............................................         (11,950)                (4,322)
   Discount on Class B convertible preferred shares.............................          (6,843)                    --
   Accumulated other comprehensive income.......................................           1,061                     64
   Accumulated deficit..........................................................         (40,858)              (134,160)
                                                                                        --------               --------
      Total shareholders' equity................................................         173,672                116,137
                                                                                        --------               --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................................        $201,920               $137,118
                                                                                        ========               ========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES


         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)

                                                                          1998                   1999                 2000
                                                                       ---------              ----------           ----------
NET REVENUES:
      Advertising and related.........................................   $   780                $  4,205             $ 21,385
      Connectivity subscription fees..................................        --                   2,656                8,988
      E-commerce......................................................        --                      --                5,121
                                                                       ---------              ----------           ----------
         Total........................................................       780                   6,861               35,494
                                                                       ---------              ----------           ----------
COST AND EXPENSES:
      Cost of goods sold, e-commerce..................................        --                      --                4,530
      Product, content and technology.................................     1,556                   8,237               25,940
      Marketing and sales.............................................       674                  20,656               50,725
      Corporate and administration....................................     1,940                  10,216               26,696
      Depreciation and amortization...................................       107                   2,100               12,958
      Merger and restructuring expenses...............................        --                      --                5,541
                                                                       ---------              ----------           ----------
         Total costs and expenses.....................................     4,277                  41,209              126,390
                                                                       ---------              ----------           ----------
OPERATING LOSS........................................................    (3,497)                (34,348)             (90,896)
                                                                       ---------              ----------           ----------
OTHER INCOME (EXPENSES):
      Interest income (expense), net..................................       (42)                    799                5,961
      Foreign exchange gain (loss)....................................       (44)                     (9)                 (82)
      Other income (expense), net.....................................        66                     (25)                (786)
                                                                       ---------              ----------           ----------
         Total other (expenses) income, net...........................       (20)                    765                5,093
                                                                       ---------              ----------           ----------
LOSS BEFORE INCOME TAXES AND DIVIDENDS
      ON CLASS A AND CLASS B CONVERTIBLE
      PREFERRED SHARES................................................    (3,517)                (33,583)             (85,803)
PROVISION FOR NON-U.S. INCOME TAXES...................................        --                      --                 (256)
                                                                       ---------              ----------           ----------
NET LOSS..............................................................    (3,517)                (33,583)             (86,059)
DIVIDENDS ON CLASS A AND B CONVERTIBLE PREFERRED SHARES...............        --                  (2,744)              (7,243)
                                                                       ---------              ----------           ----------
NET LOSS ATTRIBUTABLE TO COMMON
      SHAREHOLDERS....................................................    (3,517)                (36,327)             (93,302)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
      Change in unrealized loss on investments........................        --                      --                    7
      Foreign currency translation adjustment.........................        (2)                  1,063               (1,004)
                                                                       ---------              ----------           ----------
COMPREHENSIVE LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS................   $(3,519)               $(35,264)            $(94,299)
                                                                       =========              ==========           ==========
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS PER COMMON SHARE:
      Basic and diluted...............................................   $ (1.15)               $  (2.66)            $  (2.20)
                                                                       =========              ==========           ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
      Basic and diluted............................................... 3,050,000              13,681,306           42,400,487
                                                                       =========              ==========           ==========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


                                                                               Obligations
                                                                                   For
                                                                                  Future
                                                                  Additional   Issuance of      Irrevocable
                                               Common               Paid-in       Common          Capital
                                               Shares    Amount     Capital       Shares       Contribution
                                           ----------    ------   ----------   -----------     ------------

BALANCE, DECEMBER 31, 1997.............       100,000      $  1     $     49      $   --           $   --
Issuance of common shares in
   exchange for Class B shares of El
   Sitio Argentina.....................     3,432,094        34        1,682          --               --
Issuance of common shares..............     2,467,906        25        1,209          --               --
Irrevocable capital contribution.......            --        --           --          --            2,302
Foreign currency translation
   adjustment..........................            --        --           --          --               --
Net loss for the year..................            --        --           --          --               --
                                           ----------      ----     --------      ------           ------

BALANCE, DECEMBER 31, 1998.............     6,000,000        60        2,940          --            2,302
Issuance of common shares..............       168,098         2           82          --               --
Irrevocable capital contribution.......            --        --           --          --              898
Capitalization of irrevocable capital
   contribution........................     6,400,000        64        3,136          --           (3,200)
Issuance of common shares in initial
   public offering, net of transaction
   expenses of U.S.$2,849..............     9,430,000        94       37,374          --               --
Obligation for future issuance of
   common shares.......................            --        --           --       6,000               --
Discount on Class B convertible
   preferred shares....................            --        --        7,778          --               --
Amortization of discount on Class B
   convertible preferred shares........            --        --           --          --               --
Conversion of Class A convertible
   preferred shares....................    18,092,000       181       60,443          --               --
Exercise of share options..............        67,240         1          115          --               --
Deferred share-based compensation
   related to share options............            --        --       13,992          --               --
Amortization of deferred share-based
   compensation........................            --        --           --          --               --
Foreign currency translation
   adjustment..........................            --        --           --          --               --
Net loss attributable to common
   shareholders for the year...........            --        --           --          --               --
                                           ----------      ----     --------      ------           ------
BALANCE, DECEMBER 31, 1999.............    40,157,338      $402     $225,860      $6,000           $   --
                                           ----------      ----     --------      ------           ------


                                                              Discounts
                                                              On Class B   Accumulated
                                          Deferred           Convertible     Other
                                         Share-based          Preferred   Comprehensive      Accumulated
                                        Compensation            Shares    (Loss) Income        Deficit            Total
                                        ------------         -----------  -------------      -----------          -----

BALANCE, DECEMBER 31, 1997.............   $     --             $    --       $    --           $  (1,014)        $  (964)
Issuance of common shares in
   exchange for Class B shares of El
   Sitio Argentina.....................         --                  --            --                  --            1,716
Issuance of common shares..............         --                  --            --                  --            1,234
Irrevocable capital contribution.......         --                  --            --                  --            2,302
Foreign currency translation
   adjustment..........................         --                  --            (2)                 --               (2)
Net loss for the year..................         --                  --            --              (3,517)          (3,517)
                                          --------             -------       -------           ---------         --------

BALANCE, DECEMBER 31, 1998.............         --                  --            (2)             (4,531)             769
Issuance of common shares..............         --                  --            --                  --               84
Irrevocable capital contribution.......         --                  --            --                  --              898
Capitalization of irrevocable capital
   contribution........................         --                  --            --                  --               --
Issuance of common shares in initial
   public offering, net of transaction
   expenses of U.S.$2,849..............         --                  --            --                  --          137,468
Obligation for future issuance of
   common shares.......................         --                  --            --                  --            6,000
Discount on Class B convertible
   preferred shares....................         --              (7,778)           --                  --               --
Amortization of discount on Class B
   convertible preferred shares........         --                 935            --                  --              935
Conversion of Class A convertible
   preferred shares....................         --                  --            --                  --           60,624
Exercise of share options..............         --                  --            --                  --              116
Deferred share-based compensation
   related to share options............    (13,992)                 --            --                  --               --
Amortization of deferred share-based
   compensation........................      2,042                  --            --                  --            2,042
Foreign currency translation
   adjustment..........................         --                  --         1,063                  --            1,063
Net loss attributable to common
   shareholders for the year...........         --                  --            --             (36,327)         (36,327)
                                          --------             -------       -------           ---------         --------
BALANCE, DECEMBER 31, 1999.............   $(11,950)            $(6,843)      $ 1,061           $ (40,858)        $173,672
                                          --------             -------       -------           ---------         --------

                                                                    (continued)

                        EL SITIO, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


                                                                               Obligations
                                                                                   For
                                                                                  Future
                                                                  Additional   Issuance of      Irrevocable
                                               Common               Paid-in       Common          Capital
                                               Shares    Amount     Capital       Shares       Contribution
                                           ----------    ------   ----------   -----------     ------------

BALANCE, DECEMBER 31,
   1999................................    40,157,338      $402     $225,860      $6,000               --
Issuance of common shares..............     1,979,167        20       14,046          --               --
Issuance of common shares..............     1,713,832        17        5,983      (6,000)              --
Amortization of discount on Class B
   convertible preferred Shares........            --        --           --          --               --
Conversion of Class B convertible
   preferred shares....................     1,111,111        11        8,956          --               --
Exercise of share options..............        40,920        --           67          --               --
Exercise of warrants...................       239,936         2           (2)         --               --
Amortization of deferred share-based
   compensation........................            --        --         (807)         --               --
Foreign currency translation
   adjustment..........................            --        --           --          --               --
Change in unrealized loss on
   investments available for sale......            --        --           --          --               --
Net loss attributable to common
   shareholders for the year...........            --        --           --          --               --
                                           ----------      ----     --------      ------           ------
BALANCE, DECEMBER 31,
   2000................................    45,242,304      $452     $254,103      $   --           $   --
                                           ==========      ====     ========      ======           ======


                                                              Discounts
                                                              On Class B   Accumulated
                                          Deferred           Convertible     Other
                                         Share-based          Preferred   Comprehensive      Accumulated
                                        Compensation            Shares    (Loss) Income        Deficit            Total
                                        ------------         -----------  -------------      -----------          -----

BALANCE, DECEMBER 31,
   1999................................   $(11,950)            $(6,843)      $ 1,061           $ (40,858)        $173,672
Issuance of common shares..............         --                  --            --                  --           14,066
Issuance of common shares..............         --                  --            --                  --               --
Amortization of discount on Class B
   convertible preferred Shares........         --               6,843            --                  --            6,843
Conversion of Class B convertible
   preferred shares....................         --                  --            --                  --            8,967
Exercise of share options..............         --                  --            --                  --               67
Exercise of warrants...................         --                  --            --                  --               --
Amortization of deferred share-based
   compensation........................      7,628                  --            --                  --            6,821
Foreign currency translation
   adjustment..........................         --                  --        (1,004)                 --           (1,004)
Change in unrealized loss on
   investments available for sale......         --                  --             7                  --                7
Net loss attributable to common
   shareholders for the year...........         --                  --            --             (93,302)         (93,302)
                                          --------             -------       -------           ---------         --------
BALANCE, DECEMBER 31,
   2000................................   $ (4,322)                 --       $    64           $(134,160)        $116,137
                                          ========             =======       =======           =========         ========

                                                                                                                (concluded)





                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)

                                                                          1998                   1999                2000
                                                                       ---------              ----------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss attributable to common shareholders...........................  $(3,517)               $(36,327)            $(93,302)
Adjustments to reconcile net loss to net cash used in operating activities:
      Amortization and depreciation....................................      107                   2,100               12,958
      Amortization of deferred share-based compensation................       --                   2,042                6,821
      Amortization of discount on Class B convertible preferred
         Shares........................................................       --                     935                6,843
      Changes in assets and liabilities:
         Increase in trade accounts receivable, net....................      (57)                 (3,018)              (5,399)
         Increase in prepaid advertising and other current assets......       (7)                 (1,593)               1,293
         Increase in inventories.......................................       --                      --               (2,004)
         Increase in other receivables and other non-current assets....     (240)                 (4,386)              (6,294)
         Increase (decrease) in accounts payable.......................      273                  13,163                 (267)
         Increase in accrued and other liabilities.....................      221                   3,294                1,144
         Increase in unearned revenues.................................       --                     958                  823
                                                                         -------               ---------            ---------
           Net cash used in operating activities.......................   (3,220)                (22,832)             (77,384)
                                                                         -------               ---------            ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment....................................     (510)                 (5,502)              (8,977)
Purchase of investments available for sale.............................       --                      --             (114,851)
Proceeds from sale or maturity of investments available for sale.......       --                      --              104,595
Purchases of licenses and permits......................................     (223)                   (285)                 (25)
Purchases of retail dial-up access customers...........................       --                 (17,373)              (1,671)
Purchase of DeCompras.com..............................................       --                      --               (8,986)
                                                                         -------               ---------            ---------
           Net cash used in investing activities.......................     (733)                (23,160)             (29,915)
                                                                         -------               ---------            ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings....................................       --                   3,875                   --
Repayments of short-term borrowings....................................       --                  (3,875)                  --
Capital contributions..................................................    1,808                      84                   --
Irrevocable capital contributions......................................    2,302                     898                   --
Net proceeds from issuance of Class A convertible
      preferred shares.................................................       --                  58,135                   --
Net proceeds from issuance of Class B convertible
      preferred shares.................................................       --                   8,967                   --
Net proceeds from initial public offering..............................       --                 137,468                   --
Exercise of share options..............................................       --                     116                   67
                                                                         -------               ---------            ---------
      Net cash provided by financing activities........................    4,110                 205,668                   67
                                                                         -------               ---------            ---------
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS...................       --                     107                 (378)
                                                                         -------               ---------            ---------


                                                                   (continued)

                        EL SITIO, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1998, 1999 and 2000
         (In thousands of U.S. dollars, except share and per share data)

                                                                          1998                   1999                2000
                                                                       ---------              ----------           ----------

NET INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS......................................................      157                 159,783             (107,610)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.........................       89                     246              160,029
                                                                         -------                --------             --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...............................  $   246                $160,029             $ 52,419
                                                                         =======                ========             ========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid.......................................................       --                $  1,732                   --
                                                                         =======                ========             ========
   Non-U.S. income taxes paid..........................................  $    --                $     --             $    256
                                                                         =======                ========             ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
      AND FINANCING ACTIVITIES:
      Capitalization of shareholder loans to subsidiaries..............  $ 1,142                      --                   --
                                                                         =======                ========             ========
      Capitalization of irrevocable capital contributions..............       --                $  3,200                   --
                                                                         =======                ========             ========
      Advertising time acquired through the issuance of Class A
         convertible preferred shares..................................       --                $  2,489                   --
                                                                         =======                ========             ========
      Advertising time acquired in exchange for obligation to issue
         common shares.................................................       --                $  6,000                   --
                                                                         =======                ========             ========
      Advertising contracts acquired through issuance of common
         shares........................................................       --                      --             $  2,693
                                                                         =======                ========             ========


                                                                                                                   (concluded)







                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


1.  GENERAL AND ORGANIZATION

           El Sitio, Inc., a British Virgin Islands international business company, and its subsidiaries ("El Sitio"), is an Internet media company providing localized content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. El Sitio offers connectivity services in Argentina and Brazil, and, since April 2000, in Colombia. El Sitio also provides e-commerce services in Mexico and for Mexican-Americans located in the United States.

           El Sitio was formed in July 1997 as an international business company under the name Blasin International Corporation. In October 1997 and July 1998, El Sitio acquired ownership of interests in subsidiaries located in Uruguay and Argentina, respectively, which were under common ownership. These acquired entities had been established in Argentina and Uruguay on December 30, 1996 and February 24, 1997, respectively, under the names of Cibrian-Campoy Creativos S.A. ("El Sitio Argentina") and Aalefranger S.A., an inactive entity ("El Sitio Uruguay"). During 1998, operating subsidiaries were established in Mexico ("El Sitio Mexico"), the United States ("El Sitio USA") and Brazil ("El Sitio Brazil"). In December 1999, an additional subsidiary was established in Colombia ("El Sitio Colombia"). During 2000, other operating subsidiaries have been established in Chile ("El Sitio Chile") and Venezuela ("El Sitio Venezuela"). Also in 2000, El Sitio acquired DeCompras.com, an e-commerce company in Mexico.

           All of El Sitio's subsidiaries are wholly owned (except for a small number of shares issued to other persons to comply with local corporate law requirements). Minority interest in subsidiaries, which is immaterial, is included in other liabilities and other income.

           At December 31, 2000, El Sitio's operating subsidiaries were as follows:

     Country                                   Operating Subsidiaries
    -------------                            ------------------------

    Argentina                                El Sitio Argentina
    Brazil                                   El Sitio Brazil
    Chile                                    El Sitio Chile
    Colombia                                 El Sitio Colombia
    Mexico                                   DeCompras.com
    Mexico                                   El Sitio Mexico
    United States                            El Sitio USA
    Uruguay                                  El Sitio Uruguay
    Venezuela                                El Sitio Venezuela

           El Sitio has continued to incur losses. Management has undertaken initiatives to expand its revenues and manage its expenses through, among other measures, increased sales of banners, sponsorships and advertising, more cost-efficient development of interactive and other content, targeted advertising and marketing campaigns and selected headcount and other cost reductions. El Sitio's ability to achieve profitability is dependent upon the success of these initiatives and other factors. Management believes that its cash and cash equivalents and its investments available for sale totaling U.S.$62,668 at December 31, 2000 will be sufficient to meet its liquidity and capital resource requirements until mid-2002.

2.  MERGERS AND ACQUISITIONS

           In July 1998, El Sitio acquired 85% of the Class A shares of El Sitio Argentina for U.S.$50 and 100% of the Class B shares of El Sitio Argentina in exchange for 3,432,094 common shares of El Sitio. This acquisition, as is generally the case for transactions among companies under common control, was accounted for in a manner similar to the pooling of interests method of accounting, whereby all assets and liabilities have been recorded at their historical carrying amounts.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


           During 1999, El Sitio acquired the remaining minority interest in El Sitio Argentina and El Sitio Uruguay. These acquisitions were accounted for under the purchase method of accounting.

           On October 7, 1999, November 5, 1999 and April 3, 2000, El Sitio completed acquisitions of IMPSAT Fiber Networks, Inc.'s ("IMPSAT") retail dial-up access customers in Brazil, Argentina and Colombia for U.S.$12,300, U.S.$6,200 and U.S.$1,900, respectively. Each of these acquisitions was accounted for as a purchase. The purchase price in excess of the fair value of net assets acquired was approximately U.S.$20,400 and is recorded as customer base and is being amortized over 3 years using the straight line method. Accumulated amortization as of December 31, 1999 and 2000 was U.S.$1,458 and U.S.$9,913, respectively.

           During May 2000, El Sitio acquired 100% of the outstanding shares of DeCompras, Inc., a Mexican e-commerce company, in exchange for 1.75 million common shares of El Sitio and U.S.$7,000 in cash. The acquisition was recorded under the purchase method of accounting. The purchase price in excess of the fair value of net assets acquired was approximately U.S.$20,000 and is recorded as goodwill and is being amortized over five years using the straight line method. Accumulated amortization as of December 31, 2000 was U.S.$2,364.

           The following information presents the unaudited pro forma information for the years ended December 31, 1999 and 2000, of El Sitio as if the DeCompras acquisition and the acquisition of IMPSAT's customers in Colombia had occurred at the beginning of 1999 and 2000.

                                                                                        1999                       2000
                                                                                        ----                       ----

Net revenues............................................................                 $7,977                   $37,043
Net loss................................................................                (39,129)                  (96,215)
Net loss per common share...............................................                 $(2.80)                   $(2.27)


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Presentation -- The financial statements are presented on a consolidated basis and include the accounts of El Sitio, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

           Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Cash and Cash Equivalents -- Cash and cash equivalents are highly liquid investments, including short-term investments and time deposits with maturities of three months or less at the time of purchase. Cash equivalents and short-term investments are stated at cost, which approximates market value.

           Investments, available for sale -- Debt and equity securities that have readily determinable market values are carried at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, as such securities are classified as available for sale. Unrealized holding gains or losses for securities available for sale are excluded from earnings and are reported as a separate component of comprehensive income.

           Inventories -- Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost consists of the purchase price, customs, duties, freight and insurance.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


           Property and Equipment -- Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

           Computers, software and other equipment         3 years
           Furniture, fixtures and other fixed assets      5 - 10 years
           Leasehold improvements                          5 years (lease term)

           Revenue Recognition -- El Sitio derives revenues principally from the sale of advertising and connectivity subscription fees. El Sitio sells advertising primarily at a fixed price per month. Revenues on these contracts are recognized ratably over the period of time in which the advertisement is displayed. El Sitio also sells advertising generally for a fixed fee based on a cost-per-thousand impressions, or "CPM", basis under which such advertisers and advertising agencies receive a guaranteed number of "impressions", or number of times that an advertisement appears in pages viewed by users of El Sitio's online properties. El Sitio's contracts with advertisers and advertising agencies for these types of contracts cover periods ranging from one month to one year. Advertising revenues are recognized ratably based on the number of impressions displayed, provided that El Sitio has no obligations remaining at the end of a period and collection of the resulting receivable is probable. El Sitio's obligations typically include guarantees of minimum number of impressions. To the extent that minimum guaranteed impressions are not met, El Sitio defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. Billing sent to advertisers prior to displaying their advertisements on El Sitio's network are recorded as unearned revenues. Revenues from exclusive sponsorship arrangements are recognized ratably.

           Connectivity subscription fees represent month-to-month subscriptions for pre-paid and per-minute usage of access levels. Subscription revenues are recognized over the period that services are provided.

           For the year ended December 31, 1998, El Sitio had four customers that accounted for more than 10% of total revenue and, collectively, represented 72% of revenues. For the years ended December 31, 1999 and 2000, El Sitio had no customers that accounted for more than 10% of total revenue.

           El Sitio in the ordinary course of business enters into reciprocal services arrangements whereby El Sitio provides advertising service to third parties in exchange for telecommunications services and advertising services in other media. Revenues and expenses from these agreements are recorded at the fair value of services provided or received, whichever is more determinable in the circumstances. The fair value represents market prices negotiated on an arms' length basis. Revenue from reciprocal services arrangements is recognized as income when advertisements are delivered on El Sitio's websites. Expense from reciprocal services arrangements is recognized when telecommunication services are received or El Sitio's advertisements are run in other media which are typically in the same period when the reciprocal service revenue is recognized. Related expenses which include telecommunication charges are classified as product, content and technology and advertising charges are classified as marketing and sales in the accompanying statements of operations. During the years ended December 31, 1998, 1999 and 2000, revenues attributable to reciprocal services totaled approximately U.S.$180, U.S.$1,342 and U.S.$4,595, respectively. No gain or loss was recognized on these reciprocal services arrangements.

           El Sitio's management believes that its revenue recognition policies conform to Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

           Advertising Expenses -- El Sitio expenses advertising costs as incurred. Advertising expense was U.S.$180, U.S.$16,109 and U.S.$33,465 for the years ended December 31, 1998, 1999 and 2000, respectively.

           Share-Based Compensation -- SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for employees under share-based compensation plans at fair value. El Sitio has chosen to continue to account for share-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for share options issued to employees are

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


measured as the excess, if any, of the fair value of El Sitio's common shares at the date of grant over the amount an employee must pay for the common shares.

           Income Taxes -- Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

           Share Split -- On October 28, 1999, El Sitio's Board of Directors approved a 2-for-l share split. Retroactive restatement has been made to all share amounts to reflect this share split.

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

           Risk Management -- El Sitio operates in Latin America, a region known for its political and economic volatility. Accordingly, its operations may be adversely affected by changes in market conditions. El Sitio does not have significant foreign currency risk in that it has limited monetary assets and liabilities held in foreign currencies and maintains the majority of its excess funds in US dollar denominated securities. Furthermore, El Sitio does not have substantial interest rate risk exposure due to its limited debt balances. Accordingly, El Sitio does not enter into derivative transactions to hedge against these risks. As a result, the January 1, 2001 implementation of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, is not expected to have a material impact on El Sitio's consolidated financial position, results of operations or cash flows.

           Foreign Currency Translation -- El Sitio's subsidiaries generally use the U.S. dollar as the functional currency because their primary function, the sale of advertising, is originally priced in U.S. dollars. Accordingly, the financial statements of the subsidiaries have been remeasured (or translated into U.S. dollars). The effects of foreign currency transactions and of remeasuring the financial position and results of operations into U.S. dollars are included as net gain or loss on foreign exchange, except for the Brazil subsidiary which uses the local currency as its functional currency and the effects of the translation is included in shareholders' equity.

           Irrevocable Capital Contributions -- Irrevocable capital contributions represented capital contributions received from existing shareholders from time to time to fund operations and carried no obligation on the part of El Sitio to issue common shares or repay such contributions. On January 29, 1999, El Sitio's Board of Directors approved the issuance of 6,400,000 common shares to capitalize the U.S.$3,200 in irrevocable capital contributions.

           Long-Lived Assets -- Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against estimated undiscounted future cash flows. If an impairment is identified, the carrying amount of the assets is adjusted to fair value. No such adjustments were recorded for the years ended December 31, 1999 and 2000.

           Fair Value of Financial Instruments -- El Sitio's financial instruments include cash and cash equivalents, accounts receivable, investments and accounts payable. The fair value of such financial instruments has been determined using available market information and interest rates as of December 31, 1999 and 2000. The fair value of these financial instruments was not materially different than their carrying value.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


4.  INVESTMENTS AVAILABLE FOR SALE

           The amortized cost and estimated fair values of investments available for sale as of December 31, 2000 are as follows:

                                                                                               Gross           Estimated
                                                                             Amortized       Unrealized           Fair
                                                                                Cost           Gains              Value
                                                                             ---------       ----------         ---------

U.S. Treasury securities and obligations of U.S.
Government agencies.................................................           $ 9,676             $  7           $ 9,683
Obligations of foreign government and foreign
governmental agencies...............................................               566               --               566
                                                                               -------             ----           -------
Total securities available for sale.................................           $10,242             $  7           $10,249
                                                                               =======             ====           =======

           The contractual maturity of investments available for sale at December 31, 2000, are all scheduled to occur within one year. As of December 31, 2000, approximately U.S.$415 of securities were held as a guarantee on the lease of certain facilities.

5.  TRADE ACCOUNTS RECEIVABLE

           Trade accounts receivable at December 31, by operating subsidiaries, are summarized as follows:

                                                                           1999                      2000
                                                                           ----                      ----

El Sitio Mexico.........................................                $   762                    $   791
El Sitio Argentina......................................                  1,345                      1,713
El Sitio Uruguay........................................                     62                      1,059
El Sitio USA............................................                    635                      1,503
El Sitio Brazil.........................................                    330                      3,607
DeCompras.com...........................................                     --                        604
All others..............................................                     --                        365
                                                                        -------                    -------
    Total ..............................................                  3,134                      9,642
Less: allowance for doubtful accounts...................                    (11)                    (1,120)
                                                                        -------                    -------
Trade accounts receivable, net..........................                $ 3,123                    $ 8,522
                                                                        =======                    =======

           El Sitio's subsidiaries provide trade credit to their customers in the normal course of business. Prior to extending credit, a customer's financial history is analyzed. The collection of a substantial portion of the trade receivables is susceptible to changes in Latin American economic and political conditions.

           El Sitio provides its allowance for doubtful accounts on a specific identification basis. The activity for the allowance for doubtful accounts for the years ended December 31, 1998, 1999 and 2000 is as follows:

                                                            1998                      1999                      2000
                                                            ----                      ----                      ----

Beginning balances....................................       $--                      $ 20                    $   11
Provision for doubtful accounts.......................        20                        19                     1,749
Write-offs, net of recoveries.........................        --                       (28)                     (640)
                                                             ---                      ----                    ------
Ending balances.......................................       $20                      $ 11                    $1,120
                                                             ===                      ====                    ======

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


6.  OTHER RECEIVABLES

           Other receivables consist primarily of refunds or credits pending from local governments for non-income taxes and other miscellaneous amounts due to El Sitio, Inc. and its operating subsidiaries and are summarized as follows:

                                                                  1999            2000
                                                                  ----            ----

El Sitio Argentina..................................               $141           $234
El Sitio, Inc ......................................                 --            220
El Sitio Uruguay ...................................                115             --
El Sitio Brazil ....................................                 95             92
El Sitio Mexico ....................................                 --            167
DeCompras.com ......................................                 --            104
El Sitio USA .......................................                 --             63
All others .........................................                 41             73
                                                                   ----           ----
    Total ..........................................               $392           $953
                                                                   ====           ====

7.  PROPERTY AND EQUIPMENT

           Property and equipment consists of:

                                                                                 1999         2000
                                                                                 ----         ----

Computers, software and other equipment...........................              $4,140      $11,107
Furniture, fixtures and other fixed assets .......................                 856        1,522
Leasehold improvements ...........................................               1,154        2,520
                                                                                ------      -------
    Total ........................................................               6,150       15,149
Less: accumulated depreciation ...................................                (868)      (3,536)
                                                                                ------      -------
Depreciable property, net ........................................               5,282       11,613
Construction in progress .........................................                 123           --
                                                                                ------      -------
Property and equipment, net ......................................              $5,405      $11,613
                                                                                ======      =======

           Depreciation expense for the years ended December 31, 1998, 1999 and 2000 amounted to U.S.$107, U.S.$717 and U.S.$2,668, respectively.

8.  INCOME TAXES

           El Sitio has not provided for income taxes because of its operating loss position. Statutory tax rates range from 15% to 35% depending on the particular country. During the year ended December 31, 2000, however, El Sitio was subject to a minimum asset based income tax in certain jurisdictions which totaled U.S.$256. Deferred tax assets associated with the net operating loss carryforwards amounted to U.S.$11,798, and U.S.$34,053 as of December 31, 1999 and 2000, respectively. Because there is no assurance that El Sitio will generate sufficient tax earnings to utilize its available tax assets derived from loss carryforwards, a corresponding valuation allowance has been established to offset deferred tax assets.

           No deferred tax assets have been recognized for changes in exchange rates for foreign subsidiaries whose functional currency is the U.S. dollar.

9.  SEGMENT INFORMATION

           El Sitio's segment information is based on the geographic locations in which its subsidiaries operate. Each operating subsidiary has a country manager who reports to senior management of El Sitio. Each country manager is

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


currently responsible for managing the assets in his or her respective country, generating revenues, and supervising results of operations.

           El Sitio's segment information is as follows:

                                                                                                    El Sitio
                            El         El       El         El         El                              Inc.                Consoli-
Year Ended      El Sitio    Sitio      Sitio    Sitio      Sitio      Sitio   El Sitio  DeCompras    (Parent    Elimi-    dated
December        Argentina   Uruguay    Chile    Mexico     Brazil     USA     Colombia       .com    Company)   nation    Total
--------        ---------   -------    -----    ------     ------     -----   --------  ---------    --------   -------   --------

1998
Total assets.... $    698   $   121   $    --   $   243   $    317   $    31   $    --    $    --   $     80   $     (9)  $  1,481
Net revenues.... $    657   $   106   $    --   $    17   $     --   $    --   $    --    $    --   $     --   $     --   $    780
Operating loss.. $ (2,322)  $  (118)  $    --   $  (569)  $    (51)  $  (268)  $    --    $    --   $   (169)  $     --   $ (3,497)

1999
Total assets.... $ 19,884   $   429   $    --   $ 5,270   $ 14,867   $  3,881   $   41    $    --   $187,140   $(29,592)  $201,920
Net revenues.... $  1,932   $   762   $    --   $ 1,508   $  2,196   $    463   $   --    $    --   $     --   $     --   $  6,861
Operating loss.. $(13,849)  $  (587)  $    --   $(4,951)  $ (6,194)  $ (5,306)  $  (16)   $    --   $ (3,443)  $     (2)  $(34,348)

2000
Total assets.... $ 19,294   $ 4,744   $   942   $ 7,118   $ 12,081   $ 3,777   $ 2,580    $25,048   $151,936   $(90,402)  $137,118
Net revenues.... $  7,243   $ 1,863   $   712   $ 6,220   $  9,229   $ 4,829   $   501    $ 5,121   $    736   $   (960)  $ 35,494
Operating loss.. $ (6,849)  $(1,497)  $(1,796)  $(4,328)  $(18,065)  $(9,041)  $(1,878)   $(7,705)  $(40,258)  $    521   $(90,896)


           El Sitio is a holding company which holds primarily cash and investments and incurs certain general and administrative expenses. The elimination entries represent the elimination of intercompany balances in the normal course of business.

10. RELATED PARTY TRANSACTIONS

           El Sitio, in the normal course of business, provides advertising services to IMPSAT in exchange for telecommunication links and connectivity services. During 1998, 1999 and 2000, such services totaled approximately U.S.$165, U.S.$213 and U.S.$165, respectively. In addition, during the years ended December 31, 1999 and 2000, El Sitio incurred expenses of U.S.$1,870 and U.S.$5,785, respectively, for telecommunications links and connectivity services provided by IMPSAT. Other revenues from IMPSAT totaled U.S.$877 for the year ended December 31, 2000.

11. SHARE OPTION PLAN

           In May 1999, El Sitio adopted the 1999 Share Option Plan (the "Plan"), pursuant to which 1,240,000 common shares were reserved for issuance upon exercise of options. An additional 2,000,000 common shares were reserved in October 1999, and an additional 1,572,700 common shares were reserved in December 1999. Options granted under the Plan are nonstatutory share options and have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees and directors. El Sitio's Compensation Committee of El Sitio's Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of El Sitio, including directors (whether or not they are employees) and executive officers of El Sitio or affiliated companies. The Plan will terminate on December 1, 2008, unless sooner terminated by the Board of Directors.

           In August 2000, El Sitio granted 694,500 non-statutory share options at an exercise price of U.S.$4.00. In October 2000, El Sitio granted 728,680 non-statutory share options at an exercise price of U.S.$2.94.

           In August and September 1999, El Sitio granted non-statutory share options for 292,400 and 623,600 shares, respectively, at an exercise price of U.S.$3.50. On November 1, 1999, El Sitio granted additional share options for 1,030,200 of its common shares to employees at an exercise price of U.S.$9.00 per share. In December 1999, El Sitio granted additional share options for 490,550 and 1,051,120 common shares to employees at exercise prices of U.S.$9.00 and U.S.$16.00, respectively, per share. These options vest 30% after the first year, 30% after the second year, and 40% after the third year.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


           In October 1998, El Sitio granted non-statutory share options for 322,400 shares at an exercise price of U.S.$1.61, the fair value of the shares at the time of grant. These options vest 30% after the first year, 30% after the second year, and 40% after the third year.

           A summary of outstanding share options and changes during each of the periods with activity through the year ended December 31, 2000 is presented below:

                                                                                 Option Price Per Share
                                                                                 ----------------------
                                                     Number                                           Weighted
                                                     of Shares            Low            High          Average
                                                     ---------            ---            ----          -------

Granted 1998 and outstanding
December 31, 1998 ...........................          322,400           $1.61         $  1.61           $1.61
Granted 1999 ................................        3,487,870            3.50           16.00            9.67
Exercised 1999 ..............................          (67,240)           1.61            3.50            1.73
Cancelled 1999 ..............................          (48,500)           3.50            9.00            5.46
                                                     ---------
Outstanding December 31, 1999                        3,694,530            1.61           16.00            9.16
Granted 2000.................................        1,423,180            2.94            4.00            3.46
Exercised 2000 ..............................          (40,920)           1.61            1.61            1.61
Cancelled 2000...............................         (542,613)           3.50           16.00           10.19
                                                     ---------
Outstanding December 31, 2000................        4,534,177           $1.61          $16.00           $7.32
                                                     =========




           The following table summarizes information concerning outstanding options at December 31, 2000:

                                          Options Outstanding                    Options Exercisable
                                  ----------------------------------       --------------------------------
                                      Weighted
                                       Average           Weighted                               Weighted
                      Number          Remaining           Average            Number             Average
Exercise Price     Outstanding    Contractual Life    Exercise Price       Outstanding       Exercise Price
--------------     -----------    ----------------    --------------       -----------       --------------
 $   1.61            218,240         7.75 years         $   1.61             97,547           $   1.61
     2.94            728,680         9.81 years             2.94                 --                 --
     3.50            767,960         8.64 years             3.50            232,260               3.50
     4.00            627,323         9.58 years             4.00                773               4.00
     9.00          1,369,722         8.87 years             9.00            413,400               9.00
    16.00            822,252         8.94 years            16.00            249,096              16.00
                   ---------                                                -------
                   4,534,177                                                993,076               8.74
                   =========                                                =======



           El Sitio applies APB No. 25 and related interpretations in accounting for its share options plan to employees as described in Note 3. In connection with the granting of share options in 1999, El Sitio recorded total deferred share-based compensation of approximately U.S.$13,992. Total deferred share-based compensation is being amortized for financial reporting purposes over the respective vesting periods of the share options. The amount recognized as expense during the years ended December 31, 1999 and 2000 totaled approximately U.S.$2,042 and U.S.$6,821, respectively.

               If compensation cost for options granted had been determined in accordance with a fair value provisions of SFAS No. 123, the Company's net loss and net loss per share would have been as follows for the years ended December 31, 1998, 1999 and 2000.


                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)

                                                                          1998          1999           2000
                                                                          ----          ----           ----
Net loss attributable to common shareholders:
    As reported................................................          $(3,517)     $(36,327)      $(93,302)
                                                                         =======      ========       ========
    Pro forma..................................................          $(3,525)     $(36,857)      $(96,301)
                                                                         =======      ========       ========

Net loss per share attributable to common shareholders:
    As reported
       Basic and diluted.......................................          $ (1.15)     $  (2.66)      $  (2.20)
                                                                         =======      ========       ========

    Pro forma:
       Basic and diluted.......................................          $ (1.16)     $  (2.69)      $  (2.27)
                                                                         =======      ========       ========

           The fair value for these options was estimated at the grant date using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for the years ended December 31, 1998, 1999 and 2000.

                                                                           1998           1999            2000
                                                                           ----           ----            ----
Risk free interest rate ...............................................     7.0%           7.0%          10.8%
Dividend yield ........................................................     0.0%           0.0%           0.00%
Volatility factors ....................................................     0.0%           0.0%         122.0%
Weighted average life (years) .........................................     3.0            3.0            3.0

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


12.  CLASS A CONVERTIBLE PREFERRED SHARES

           El Sitio previously had outstanding Class A convertible preferred shares, each of which shares was converted into two common shares on December 15, 1999 (the date of El Sitio's initial public offering). El Sitio had issued such Class A convertible preferred shares during 1999 as follows:

           Private Placement -- On July 7, 1999, El Sitio completed a private placement of 5,477,088 Class A Convertible Preferred Shares (the "Class A Convertible Preferred Shares") at U.S.$7.00186 per share for U.S.$35,837 (net of offering costs of U.S.$2,513) under a stock purchase agreement. In addition, El Sitio entered into an arrangement whereby it agreed to issue 856,916 Class A Convertible Preferred Shares (1,713,832 common shares) in return for U.S.$6,000 in advertising time credit on media networks owned and controlled by affiliates of Washburn Enterprises, Inc., a subsidiary of Ibero-American Media Partners II, Ltd. Such advertising must be utilized during an eighteen-month period following the closing date of the private placement. El Sitio is required to issue and deliver the number of Class A Convertible Preferred Shares equal to the advertising time incurred on a quarterly basis with all remaining shares being issued at the end of the eighteen-month period, irrespective of the use of the advertising credits. El Sitio is recognizing advertising expense based on the fair value of such shares at the date of the agreement as the advertising credits are used. As of December 31, 2000, El Sitio has approximately U.S.$1,465 of unused advertising credits as is reflected in prepaid advertising and other expenses. Additionally, 485,791 common shares have been issued under the agreement with Washburn Enterprises, Inc and, accordingly, a liability to issue the remaining shares is included in shareholders' equity as of December 31, 2000. El Sitio has also agreed to purchase at least U.S.$4,000 of advertising time on the media networks owned and controlled by affiliates of Washburn Enterprises, Inc. in return for Washburn's commitment to purchase at least U.S.$2,000 of advertising time on the websites maintained by El Sitio and its subsidiaries. As agreed in connection with the private placement, El Sitio is required to pay annual monitoring fees to certain investor groups and annual directors' fees to certain directors amounting to U.S.$700 per annum in the aggregate. In addition, El Sitio issued to the placement agent a warrant exercisable for the purchase of approximately 239,936 common shares for one dollar, which were issued during 2000.

           Preferred Stock-Barter Arrangement -- On August 31, 1999, El Sitio entered into an agreement relating to a three-year investment and reciprocal advertising arrangement with TV Azteca, S.A. de C.V., a major Mexican television network. Under this agreement, El Sitio will receive, over a three-year period beginning in July 1999, U.S.$3,500 of advertising time on TV Azteca's networks (which amounts shall be based on rates actually charged to similarly situated clients of TV Azteca at the time), in return for 355,478 shares of Class A Convertible Preferred Shares issued on August 31, 1999 at the same price per share as in the July 1999 private placement. Prepaid advertising was recorded in the accompanying consolidated balance sheet at the time the shares were issued based on the fair value of the shares.

           Framework Agreement -- On August 4, 1999, El Sitio entered into an agreement with IMPSAT which included the private placement of 3,070,615 Class A Convertible Preferred Shares at U.S.$7.00186 per share for U.S.$21,500.

13.  CLASS B CONVERTIBLE PREFERRED SHARES

           On November 16, 1999, El Sitio completed a private placement of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of U.S.$10,000 in cash, or U.S.$9.00 per Class B convertible preferred share. The Class B convertible preferred shares have an annual dividend rate of 8%. Each Class B convertible preferred share automatically converted, on June 15, 2000, into one common share. The discount between the initial public offering price per common share and the U.S.$9.00 price per Class B convertible preferred share is being amortized as a deemed dividend during a six-month period. Each share of class B convertible preferred shares was converted to common shares on June 15, 2000.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


14.  COMMITMENTS AND CONTINGENCIES

           El Sitio has entered into an agreement, for a term of two years with renewal options, with Sammy Sosa, a renowned baseball player, whereby such baseball player granted El Sitio the exclusive right to use such player's name and likeness on El Sitio's websites for the development of joint marketing campaigns, promotions, research and e-commerce operations. El Sitio will pay this baseball player U.S.$1,000 cash in four equal installments of U.S.$250. As of December 31, 2000, U.S.$250 remained to be paid in future installments. In addition, El Sitio issued Sammy Sosa 25,000 common shares of El Sitio. Approximately U.S.$693 is included in Other assets and U.S.$273 is included in Accrued and other liabilities in the accompanying consolidated balance sheet as of December 31, 2000 to account for all of the provisions of this agreement. Other assets are being amortized on a straight-line basis over a two-year period. The initial amount of the discount will be remeasured, on a quarterly basis, based on the fair value of the common shares as of the end of each fiscal period.

           El Sitio has entered into employment agreements with various members of management. Minimum compensation commitment approximates U.S.$2,500 in the aggregate.

           El Sitio leases several facilities under non-cancelable leases for varying periods through May 2004. Rent expense for these operating leases was approximately U.S.$144, U.S.$511 and U.S.$1,271 for the years ended December 31, 1998, 1999 and 2000, respectively.

           Future minimum payments under the various noncancelable operating leases are as follows:


Twelve Months Ending December 31,
2001 .............................................................      $   951
2002 .............................................................          797
2003 .............................................................          653
2004 .............................................................          409
2005 and thereafter ..............................................          103
                                                                        -------

Total.............................................................      $ 2,913
                                                                        =======

15.  PROPOSED TRANSACTION

           Combination Agreement -- Claxson Interactive Group Inc. ("Claxson") was incorporated as an international business company under British Islands law on October 16, 2000. In connection with a combination agreement dated October 30, 2000, entered into by El Sitio with Claxson and other parties, El Sitio will become a subsidiary of Claxson. El Sitio's shareholders will receive Class A common shares of Claxson in exchange for their common shares of El Sitio in connection with this transaction. El Sitio recorded U.S.$5.5 million of merger and restructuring expenses in 2000. These expenses primarily consisted of advisory, legal, accounting and other merger-related expenses, such as costs and expenses resulting from organizational changes undertaken to take advantage of synergies that are anticipated from the transaction. El Sitio has recorded such costs as they have been incurred. El Sitio expects to record additional merger-related expenses of approximately U.S.$6.0 million during the first half of 2001.

16.  SUBSEQUENT EVENTS

           Sale of Connectivity Services Business in Argentina -- In June of 2001, El Sitio entered into a definitive agreement providing for the sale of its connectivity services business in Argentina to Netizen S.A. for U.S.$1.4 million and will result in a loss of approximately U.S.$564,000.

                        EL SITIO, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1998, 1999 and 2000
        (In thousands of U.S. dollars, except share and per share data)


           Discontinuance of Operations of DeCompras.com -- In June 2001, El Sitio's management decided to discontinue the operations of DeCompras.com. The discontinuance of these operations, which is expected to occur in the third quarter of 2001, may result in a loss of approximately U.S.$18 million, primarily from the disposition and write-offs of assets (including unamortized goodwill, fixed assets and inventory).

           Legal Proceedings - Three class complaints have been filed in June 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio's initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose the certain alleged actions on the part of the underwriters. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. El Sitio believes that the allegations in the complaints relating to the company and its directors and officers are without merit, and intends to defend vigorously El Sitio and its directors and officers in these cases.

           Combination Agreement -- The combination agreement referred to in
Note 15 was amended as of June 26, 2001. This amendment provides, among other things, that El Sitio's Shareholders (other than Ibero-American Media Partners II, Ltd.) will receive approximately 20% of the Class A Common Shares of Claxson in exchange for their common shares of El Sitio. The transaction is expectd to be completed in the third quarter of 2001.

                                  SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                 EL SITIO, INC.




                                                 /s/   HORACIO MILBERG
                                                 -----------------------------
                                                 Horacio Milberg
                                                 Chief Financial Officer

                                                 Date:  June 29, 2001